China Online (Bermuda) Limited
(Incorporated in Bermuda with limited liability)

File No.: 82-3654
Our ref.: LSD/COL

03003541

22nd January, 2003

03 JAN 31 AM 7:21

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

SUPPL

Dear Sirs

CHINA ONLINE (BERMUDA) LIMITED (the "Company")
INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B)
UNDER THE SECURITIES EXCHANGE ACT

We would like to submit the following documents issued by the Company pursuant to Rule 12g3-2(b) under the Securities Exchange Act: -

1. A notice in connection with change of directors dated 14th May, 2002, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 14th May, 2002.

2. The joint announcement issued by China Sci-Tech Holdings Limited ("China Sci-Tech") and the Company dated 10th June, 2002, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 11th June, 2002;

3. The joint announcement issued by China Sci-Tech and the Company dated 12th June, 2002, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 13th June, 2002;

4. The joint announcement issued by China Sci-Tech and the Company dated 20th June, 2002, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 21st June, 2002;

5. The joint announcement issued by China Sci-Tech and the Company dated 28th June, 2002, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 2nd July, 2002;

6. The joint announcement issued by China Sci-Tech and the Company dated 5th July, 2002, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 8th July, 2002;

7. The joint announcement issued by China Sci-Tech and the Company dated 10th July, 2002, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 11th July, 2002;

8. The joint announcement issued by China Sci-Tech and the Company dated 16th August, 2002, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 19th August, 2002;

China Online (Bermuda) Limited
(Incorporated in Bermuda with limited liability)

9. The joint announcement issued by China Sci-Tech and the Company dated 23rd August, 2002, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 26th August, 2002;

10. An Announcement in connection with announcement of interim results for the six months ended 30th June, 2002 dated 25th September, 2002, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 26th September, 2002;

11. 10 copies of 2002 Interim Report;

12. A notice in connection with change of office held dated 29th October, 2002, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 30th October, 2002.

13. An Announcement in connection with discloseable transaction dated 12th November, 2002, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 13th November, 2002;

14. An Announcement in connection with discloseable transaction – extension to dispatch circular dated 3rd December, 2002, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 4th December, 2002;

15. An Announcement in connection with discloseable transaction – extension to dispatch circular dated 16th December, 2002, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 17th December, 2002;

16. An Announcement in connection with discloseable transaction – extension to dispatch circular dated 6th January, 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times, both on 7th January, 2003; and

17. A circular dated 16th January, 2003 in connection with discloseable transaction.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours faithfully
For and on behalf of
China Online (Bermuda) Limited

Fung Ching Man, Ada
Company Secretary

Enc.

03 JAN 31 AM 7:21

14th May, 2002

Hong Kong iMail

China Online (Bermuda) Limited

(incorporated in Bermuda with limited liability)

CHANGE OF DIRECTORS

The board of directors (the "Board") of China Online (Bermuda) Limited (the "Company") announces that Mr. Law Wing Kit, Stephen has resigned as executive director and chairman of the Company, Mr. Chang Wang has resigned as non-executive director of the Company and Mr. Kong Muk Yin has been appointed as executive director of the Company all with effect from 13th May, 2002.

On behalf of the Board, I would like to thank Mr. Law and Mr. Chang for their valuable contributions to the Company during their tenures.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 14th May, 2002

Hong Kong Economic Times

China Online (Bermuda) Limited
中國網絡(百慕達)有限公司*
(於百慕達註冊成立之有限公司)

董事變更

中國網絡(百慕達)有限公司(「本公司」)之董事會(「董事會」)宣佈由二零零二年五月十三日起羅永傑先生辭任本公司之執行董事及主席、張瑛先生辭任本公司之非執行董事及江木賢先生已被委任為本公司之執行董事。

本人謹代表董事會，感謝羅先生及張先生在任期間對本公司之寶貴貢獻。

承董事會命
公司秘書
馮靖文

香港，二零零二年五月十四日

* 中文名稱僅供識別

The Standard

11th June, 2002

CST

CHINA SCI-TECH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

MAJOR TRANSACTION

CHANGE OF CONTROLLING SHAREHOLDER

JOINT ANNOUNCEMENT

Vigor Online has disposed of all the 85,740,000 China Online Shares beneficially held by Vigor Online by way of sale in the open market at the sale price of HK$0.056 per China Online Share on 10th June, 2002.

Reference is made to the announcement jointly made by the Company and China Online dated 29th April, 2002 (the "Joint Announcement") in relation to the major transaction in the form of the Disposal of share in Vigor Online and Shareholder's Loan and the circular issued by the Company to the Shareholders dated 21st May, 2002 (the "Circular") in respect thereof. Capitalised terms used in this announcement shall have the same meanings as defined in the Joint Announcement unless the context herein requires otherwise.

Both the Joint Announcement and the Circular contain statements concerning and references to separate arrangement regarding the disposal of the 85,740,000 China Online Shares (being 0.93% of the entire issued share capital of China Online) beneficially held by Vigor Online prior to Completion. The Directors would announce that all the 85,740,000 China Online Shares (being 0.93% of the entire issued share capital of China Online) have been disposed of by Vigor Online in the open market at a sale price of HK$0.056 per China Online Share on 10th June, 2002. The Sale and Purchase Agreement in respect of the Disposal is still conditional on, inter alia, confirmation in writing from the Executive of the SFC that the Purchaser will not be required to make a general offer in respect of all the China Online Shares (other than the China Online Shares beneficially owned by Vigor Online on the Completion Date) upon Completion. As a result, the Disposal may or may not proceed. Further announcement will be made by the Company upon Completion.

By order of the Board
China Sci-Tech Holdings Limited
Kong Muk Yin
Company Secretary

By order of the Board
China Online (Bermuda) Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 10th June, 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to China Online) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to China Online) not contained in this announcement, the omission of which would make any of their statements in this announcement misleading.

The directors of China Online jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Group and the Purchaser) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to the Group and the Purchaser) not contained in this announcement, the omission of which would make any of their statements in this announcement misleading.

03 JAN 31 AM 7:21

Hong Kong Economic Times

11th June, 2002

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CST
CHINA SCI-TECH HOLDINGS LIMITED
（中國科技集團有限公司）*
（於開曼群島註冊成立之有限公司）

China Online (Bermuda) Limited
（中國網絡（百慕達）有限公司）*
（於百慕達註冊成立之有限公司）

主要交易 **更改控股股東**

聯合公佈

Vigor Online已於二零零二年六月十日在公開市場以每股中國網絡股份0.056港元之價格，悉數售出實益持有之中國網絡股份85,740,000股。

謹提及本公司及中國網絡於二零零二年四月二十九日就出售Vigor Online之股份及股東貸款之主要交易而聯合作出之公佈（「聯合公佈」）及本公司因該項交易而於二零零二年五月二十一日向股東刊發之通函（「通函」）而作出本公佈。除非文義另有所指，否則本公佈所採用之詞彙與聯合公佈所界定者具相同涵義。

聯合公佈及通函均載有聲明，內容有關完成前出售由Vigor Online實益持有之中國網絡股份85,740,000股（即中國網絡全部已發行股本之0.93%）之另行安排。董事謹此公佈，Vigor Online已於二零零二年六月十日在公開市場以每股中國網絡股份0.056港元之價格，悉數出售中國網絡股份85,740,000股（即中國網絡全部已發行股本之0.93%）。有關出售之買賣協議仍須待（其中包括）證監會執行理事書面確認買方將毋須由於完成而對所有中國網絡股份（於完成日期由Vigor Online實益擁有之中國網絡股份除外）提出全面收購建議，方可作實。因此，出售會或未必會進行。本公司將於完成時另行發表公佈。

承董事會命
中國科技集團有限公司
公司秘書
江木賢

承董事會命
中國網絡（百慕達）有限公司
公司秘書
馮靖文

香港，二零零二年六月十日

各董事願對本公佈所載資料（有關中國網絡之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所載之意見乃經審慎周詳考慮，本公佈並無遺漏其他事實（有關中國網絡之事實除外），以致其所載任何聲明有所誤導。

中國網絡之董事願對本公佈所載資料（有關本集團及買方之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所載之意見乃經審慎周詳考慮，本公佈並無遺漏其他事實（有關本集團及買方之事實除外），以致其所載任何聲明有所誤導。

* 中文名稱僅供識別

13th June, 2002

The Standard

CST

CHINA SCI-TECH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

MAJOR TRANSACTION

CHANGE OF CONTROLLING SHAREHOLDER

JOINT ANNOUNCEMENT

The disposal of the 85,740,000 China Online Shares by Vigor Online on 10th June, 2002 is a manual trade rather than a sale in the open market.

Reference is made to (i) the announcement jointly made by the Company and China Online dated 29th April, 2002 (the "Joint Announcement I") in relation to the major transaction in the form of the Disposal of share in Vigor Online and Shareholder's Loan; (ii) the circular issued by the Company to the Shareholders dated 21st May, 2002 in respect thereof; and (iii) the announcement jointly made by the Company and China Online dated 10th June, 2002 (the "Joint Announcement II") relating to the disposal of the 85,740,000 China Online Shares on 10th June, 2002. Capitalised terms used in this announcement shall have the same meanings as defined in the Joint Announcement I unless the context herein requires otherwise.

In the Joint Announcement II, it was stated that all the 85,740,000 China Online Shares (being 0.93% of the entire issued share capital of China Online) have been disposed of by Vigor Online in the open market at a sale price of HK$0.056 per China Online Share on 10th June, 2002. The Directors would now announce that they have been advised that the disposal of the 85,740,000 China Online Shares on 10th June, 2002 was a manual trade rather than a sale in the open market. The manual trade was posted by Sun Hung Kai Investment Services Limited, as the selling broker, and Worldsec Brokerage Limited, as the buying broker, on the Stock Exchange at 10:57 a.m. on 10th June, 2002.

The Sale and Purchase Agreement in respect of the Disposal is still conditional on, inter alia, confirmation in writing from the Executive of the SFC that the Purchaser will not be required to make a general offer in respect of all the China Online Shares (other than the China Online Shares beneficially owned by Vigor Online on the Completion Date) upon Completion. As a result, the Disposal may or may not proceed. Further announcement will be made by the Company upon Completion.

By order of the Board
China Sci-Tech Holdings Limited
Kong Muk Yin
Company Secretary

By order of the Board
China Online (Bermuda) Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 12th June, 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to China Online) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to China Online) not contained in this announcement, the omission of which would make any of their statements in this announcement misleading.

The directors of China Online jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Group and the Purchaser) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to the Group and the Purchaser) not contained in this announcement, the omission of which would make any of their statements in this announcement misleading.

13th June, 2002

Hong Kong Economic Times

CST
CHINA SCI-TECH HOLDINGS LIMITED
(中國科技集團有限公司)*
(於開曼群島註冊成立之有限公司)

China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*
(於百慕達註冊成立之有限公司)

主要交易 **更改控股股東**

聯合公佈

Vigor Online於二零零二年六月十日出售中國網絡股份85,740,000股一事，實為一項人手交易，而非在公開市場上出售。

謹提及(i)本公司及中國網絡於二零零二年四月二十九日就出售Vigor Online之股份及股東貸款之主要交易而聯合作出之公佈(「聯合公佈I」)；(ii)本公司就該項交易而於二零零二年五月二十一日向股東刊發之通函；及(iii)本公司及中國網絡於二零零二年六月十日就於二零零二年六月十日出售中國網絡股份85,740,000股而聯合作出之公佈(「聯合公佈II」)。除非文義另有所指，否則本公佈所採用之詞彙與聯合公佈I所界定者具相同涵義。

聯合公佈II指出，Vigor Online已於二零零二年六月十日在公開市場以每股中國網絡股份0.056港元之價格，悉數出售中國網絡股份85,740,000股(即中國網絡全部已發行股本之0.93%)。董事現謹此公佈，彼等獲告知，於二零零二年六月十日出售中國網絡股份85,740,000股一事，實為一項人手交易，而非在公開市場上出售。該項人手交易乃由作為賣方經紀之新鴻基投資服務有限公司及作為買方經紀之和昇證券有限公司於二零零二年六月十日上午十時五十七分在聯交所進行。

有關出售之買賣協議仍須待(其中包括)證監會執行理事書面確認買方將毋須由於完成而對所有中國網絡股份(於完成日期由Vigor Online實益擁有之中國網絡股份除外)提出全面收購建議，方可作實。因此，出售會或未必會進行。本公司將於完成時另行發表公佈。

承董事會命
中國科技集團有限公司
公司秘書
江木賢

承董事會命
中國網絡(百慕達)有限公司
公司秘書
馮靖文

香港，二零零二年六月十二日

各董事願對本公佈所載資料(有關中國網絡之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所載之意見乃經審慎周詳考慮，本公佈並無遺漏其他事實(有關中國網絡之事實除外)，以致其所載任何聲明有所誤導。

中國網絡之董事願對本公佈所載資料(有關本集團及買方之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所載之意見乃經審慎周詳考慮，本公佈並無遺漏其他事實(有關本集團及買方之事實除外)，以致其所載任何聲明有所誤導。

* 中文名稱僅供識別

21st June, 2002

The Standard

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CST

CHINA SCI-TECH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

MAJOR TRANSACTION

CHANGE OF CONTROLLING SHAREHOLDER

JOINT ANNOUNCEMENT

Since sufficient information has yet to be provided to the SFC to facilitate its consideration of whether or not to grant to the Purchaser the Written Confirmation, it is unlikely that all the conditions precedent contained in the Sale and Purchase Agreement will have been fulfilled by the Longstop Date. The Company and the Purchaser have entered into a supplemental agreement in letter form on 20th June, 2002 to extend the Longstop Date to 5th July, 2002.

Reference is made to (i) the announcement jointly made by the Company and China Online dated 29th April, 2002 (the "Joint Announcement I") in relation to the major transaction in the form of the Disposal of share in Vigor Online and Shareholder's Loan; (ii) the circular issued by the Company to the Shareholders dated 21st May, 2002 in respect thereof; (iii) the announcement jointly made by the Company and China Online dated 10th June, 2002 (the "Joint Announcement II") relating to the disposal of the 85,740,000 China Online Shares on 10th June, 2002; and (iv) the announcement jointly made by the Company and China Online dated 12th June, 2002 in respect of the disposal of the 85,740,000 China Online Shares being a manual trade rather than a sale in the open market (the "Joint Announcement III"). Capitalised terms used in this announcement shall have the same meanings as defined in the Joint Announcement I unless the context herein requires otherwise.

In both the Joint Announcements II and III, it was stated that the Sale and Purchase Agreement in respect of the Disposal is still conditional on, inter alia, confirmation in writing from the Executive of the SFC that the Purchaser will not be required to make a general offer in respect of all the China Online Shares (other than the China Online Shares beneficially owned by Vigor Online on the Completion Date) upon Completion (the "Written Confirmation"). Up to the date of this announcement, sufficient information has yet to be provided to the SFC to facilitate its consideration of whether or not to grant the Written Confirmation to the Purchaser. Accordingly, it is unlikely that all the conditions precedent contained in the Sale and Purchase Agreement will have been fulfilled by the Longstop Date. Hence, in accordance with the terms of the Sale and Purchase Agreement, the Company and the Purchaser have entered into a supplemental agreement in letter form on 20th June, 2002, whereby it was agreed that the Longstop Date be extended to 5th July, 2002; and that, save the amendment to the Longstop Date upon such agreed extension as aforesaid, all the terms and conditions of the Sale and Purchase Agreement shall remain in full force and effect.

The Sale and Purchase Agreement in respect of the Disposal is still conditional on, inter alia, the Written Confirmation from the Executive of the SFC. As a result, the Disposal may or may not proceed. Further announcement will be made by the Company upon Completion.

By order of the Board
China Sci-Tech Holdings Limited
Kong Muk Yin
Company Secretary

By order of the Board
China Online (Bermuda) Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 20th June, 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to China Online) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to China Online) not contained in this announcement, the omission of which would make any of their statements in this announcement misleading.

The directors of China Online jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Group and the Purchaser) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to the Group and the Purchaser) not contained in this announcement, the omission of which would make any of their statements in this announcement misleading..

03 JAN 31 AM 7:21

21st June, 2002

Hong Kong Economic Times

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CST
CHINA SCI-TECH HOLDINGS LIMITED

China Online (Bermuda) Limited

(中國科技集團有限公司)* **(中國網絡(百慕達)有限公司)***
(於開曼群島註冊成立之有限公司) (於百慕達註冊成立之有限公司)

主要交易 **更改控股股東**

聯合公佈

由於尚須向證監會提供足夠資料以便證監會考慮是否授予買方書面確認，是以買賣協議所載之先決條件於最後限期不大可能會全部達致。本公司與買方已於二零零二年六月二十日訂立函件形式之補充協議，將最後限期押後至二零零二年七月五日。

茲提述(i)本公司及中國網絡於二零零二年四月二十九日就出售Vigor Online之股份及股東貸款之主要交易而聯合作出之公佈(「聯合公佈I」)；(ii)本公司就該項交易而於二零零二年五月二十一日向股東刊發之通函；(iii)本公司與中國網絡於二零零二年六月十日就於二零零二年六月十日出售中國網絡股份85,740,000股而聯合作出之公佈(「聯合公佈II」)；及(iv)本公司與中國網絡於二零零二年六月十二日就出售中國網絡股份85,740,000股一事，實為一項人手交易，而非在公開市場出售而聯合作出之公佈(「聯合公佈III」)。除非文義另有所指，否則本公佈所採用之詞彙與聯合公佈I所界定者具相同涵義。

聯合公佈II及III均訂明，就出售而訂立之買賣協議仍須待(其中包括)證監會執行理事以書面方式確認買方將毋須於完成時就所有中國網絡股份(於完成日期由Vigor Online實益擁有之中國網絡股份除外)提出全面收購(「書面確認」)，方可作實。截至作出本公佈日期為止，尚須向證監會提供足夠資料以便證監會考慮是否授予買方書面確認。因此，買賣協議所載之先決條件於最後限期不大可能會全部達致。故此，根據買賣協議之條款，本公司與買方已於二零零二年六月二十日訂立函件形式之補充協議，同意將最後限期押後至二零零二年七月五日，而除於同意有關延期事宜時對最後限期所作之修訂外，買賣協議之全部條款及條件仍然全面有效。

就出售而訂立之買賣協議仍須待(其中包括)證監會執行理事發出書面確認後，方可作實。因此，出售會或未必會進行。本公司將於完成時另作公佈。

承董事會命
中國科技集團有限公司
公司秘書
江木賢

承董事會命
中國網絡(百慕達)有限公司
公司秘書
馮靖文

香港，二零零二年六月二十日

各董事願對本公佈所載資料(有關中國網絡之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所載之意見乃經審慎周詳考慮，本公佈並無遺漏其他事實(有關中國網絡之事實除外)，以致其所載任何聲明有所誤導。

中國網絡之董事願對本公佈所載資料(有關本集團及買方之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所載之意見乃經審慎周詳考慮，本公佈並無遺漏其他事實(有關本集團及買方之事實除外)，以致其所載任何聲明有所誤導。

*　中文名稱僅供識別

The Standard

2nd July, 2002

CST
CHINA SCI-TECH HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)

China Online (Bermuda) Limited
(Incorporated in Bermuda with limited liability)

MAJOR TRANSACTION

CHANGE OF CONTROLLING SHAREHOLDER

JOINT ANNOUNCEMENT

The conditions precedent contained in the Sale and Purchase Agreement have not yet been fulfilled up to the date of this announcement. The Company and the Purchaser are making arrangements for the complete fulfilment of all such conditions precedent. Therefore, Completion may or may not proceed. The Company and the Purchaser will consider agreeing on furthur extension of the Longstop Date as and when necessary and appropriate. Further announcement will be made in respect of further and updated development in the matter.

The Purchaser has not been able to obtain a positive confirmation from the Executive of the SFC (the "Executive") that the Purchaser will not be required to make a general offer in respect of all the China Online Shares (other than the China Online Shares beneficially owned by Vigor Online on the Completion Date) upon Completion, because the Executive is unable to satisfy itself that the purchasers of the remaining 85,740,000 China Online Shares are independent of and not acting in concert with the Purchaser, the Company or any of their respective concert parties.

Shareholders and investors are reminded of the possible fluctuation in the price of the shares of the Company and of China Online and should exercise extreme caution when dealing in the shares of the Company and of China Online.

At the request of the Company and China Online, trading in the shares of the Company and China Online on the Stock Exchange were suspended from 9:30 a.m. on Friday, 28th June, 2002 pending release of this joint announcement. Applications have been made by the Company and China Online for the resumption of trading in the shares of the Company and China Online with effect from 9:30 a.m. on Tuesday, 2nd July, 2002.

Reference is made to (i) the announcement jointly made by the Company and China Online dated 29th April, 2002 (the "Joint Announcement I") in relation to the major transaction in the form of the Disposal of share in Vigor Online and Shareholder's Loan; (ii) the circular issued by the Company to the Shareholders dated 21st May, 2002 in respect thereof; (iii) the announcement jointly made by the Company and China Online dated 10th June, 2002 (the "Joint Announcement II") relating to the disposal of the 85,740,000 China Online Shares on 10th June, 2002; (iv) the announcement jointly made by the Company and China Online dated 12th June, 2002 in respect of the disposal of the 85,740,000 China Online Shares being a manual trade rather than a sale in the open market (the "Joint Announcement III"); and (v) the announcement jointly made by the Company and China Online dated 20th June, 2002 in respect of the extension of the Longstop Date to 5th July, 2002 by the Company and the Purchaser entering into a supplemental agreement in letter form in respect thereof (the "Joint Announcement IV"). Capitalised terms used in this announcement shall have the same meanings as defined in the Joint Announcement I unless the context herein requires otherwise.

In both the Joint Announcements II and III, it was stated that the Disposal may or may not proceed pending the fulfilment of the conditions precedent in the Sale and Purchase Agreement. In the Joint Announcement IV, it was stated that, since it was unlikely that all the conditions precedent contained in the Sale and Purchase Agreement would have been fulfilled by the Longstop Date, in accordance with the terms of the Sale and Purchase Agreement, the Company and the Purchaser had entered into a supplemental agreement in letter form on 20th June, 2002 to extend the Longstop Date to 5th July 2002 with the other terms and conditions of the Sale and Purchase Agreement remaining in full force and effect.

The Executive of the SFC (the "Executive") has informed the Purchaser in a letter dated 27th June, 2002 that the Purchaser has not been able to obtain a positive confirmation that the Purchaser will not be required to make a general offer in respect of all the China Online Shares (other than the China Online Shares beneficially owned by Vigor Online on the Completion Date) upon Completion, because the Executive is unable to satisfy itself that the purchasers of the remaining 85,740,000 China Online Shares are independent of and not acting in concert with the Purchaser, the Company or any of their respective concert parties.

The Directors would announce that conditions precedent contained in the Sale and Purchase Agreement have not yet been fulfilled up to the date of this announcement. The Company and the Purchaser are making arrangements for the complete fulfilment of all such conditions precedent. Therefore, Completion may or may not proceed. The Company and the Purchaser will consider agreeing on furthur extension of the Longstop Date as and when necessary and appropriate. Further announcement will be made in respect of further and updated development in the matter.

Shareholders and investors are reminded of the possible fluctuation in the price of the shares of the Company and of China Online and should exercise extreme caution when dealing in the shares of the Company and of China Online.

RESUMPTION OF TRADING IN THE SHARES OF THE COMPANY AND CHINA ONLINE

At the request of the Company and China Online, trading in the shares of the Company and China Online on the Stock Exchange were suspended from 9:30 a.m. on Friday, 28th June, 2002 pending release of this joint announcement. Applications have been made by the Company and China Online for the resumption of trading in the shares of the Company and China Online with effect from 9:30 a.m. on Tuesday, 2nd July, 2002.

By order of the Board
China Sci-Tech Holdings Limited
Kong Muk Yin
Company Secretary

By order of the Board
China Online (Bermuda) Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 28th June, 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to China Online) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to China Online) not contained in this announcement, the omission of which would make any of their statements in this announcement misleading.

The directors of China Online jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Group and the Purchaser) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to the Group and the Purchaser) not contained in this announcement, the omission of which would make any of their statements in this announcement misleading.

Hong Kong Economic Times

2nd July, 2002

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CST

CHINA SCI-TECH HOLDINGS LIMITED

(中國科技集團有限公司)*

(於開曼群島註冊成立之有限公司)

China Online (Bermuda) Limited

(中國網絡(百慕達)有限公司)*

(於百慕達註冊成立之有限公司)

主要交易

更改控股股東

聯合公佈

截至本公佈作出之日期，買賣協議所載之先決條件尚未達成。本公司與買方正作出安排，以全面達成所有該等先決條件。因此，完成會或未必會進行。本公司及買方將考慮於有需要及適當時候同意進一步延長最後限期。事件之進一步及最新發展將另行作出公佈。

買方仍無法向證監會之執行理事(「執行理事」)取得正面確認，指買方將於完成時毋須就所有中國網絡股份提出全面收購(於完成日由Vigor Online實益擁有之中國網絡股份除外)，這是因為執行理事仍未信納該等收購餘下中國網絡股份85,740,000股之買方為獨立於買方、本公司或任何與彼等一致行動人士，及並非與上述人士一致行動。

股東及投資者謹請注意，本公司及中國網絡之股份價格可能出現波動，而於買賣本公司及中國網絡之股份時，務須極為審慎行事。

應本公司及中國網絡之要求，本公司及中國網絡之股份由二零零二年六月二十八日(星期五)上午九時三十分起在聯交所暫停買賣，以待刊發本聯合公佈。本公司及中國網絡已申請，由二零零二年七月二日(星期二)上午九時三十分起恢復買賣本公司及中國網絡之股份。

茲提述(i)本公司及中國網絡於二零零二年四月二十九日就出售Vigor Online之股份及股東貸款之主要交易而聯合作出之公佈(「聯合公佈I」)；(ii)本公司就該項交易而於二零零二年五月二十一日向股東刊發之通函；(iii)本公司與中國網絡於二零零二年六月十日就於二零零二年六月十日出售中國網絡股份85,740,000股而聯合作出之公佈(「聯合公佈II」)；(iv)本公司與中國網絡於二零零二年六月十二日就出售中國網絡股份85,740,000股一事，實為一項人手交易，而非在公開市場出售而聯合作出之公佈(「聯合公佈III」)；及(v)本公司與中國網絡於二零零二年六月二十日就本公司與買方訂立函件形式之補充協議，將最後限期押後至二零零二年七月五日而聯合作出之公佈(「聯合公佈IV」)。除非文義另有所指，否則本公佈所採用之詞彙與聯合公佈I所界定者具相同涵義。

聯合公佈II及III均訂明，在買賣協議之先決條件未達成前，出售會或未必會進行。聯合公佈IV訂明，由於買賣協議所載之全部先決條件在最後限期前不大可能達成，故此，根據買賣協議之條款，本公司與買方已於二零零二年六月二十日訂立函件形式之補充協議，同意將最後限期押後至二零零二年七月五日，而買賣協議之其他條款及條件仍然全面有效。

證監會之執行理事(「執行理事」)已於二零零二年六月二十七日發出函件知會買方有關買方仍無法取得正面確認，指買方將於完成時毋須就所有中國網絡股份提出全面收購建議(於完成日由Vigor Online實益擁有之中國網絡股份除外)，這是因為執行理事仍未信納該等收購餘下中國網絡股份85,740,000股之買方為獨立於買方、本公司或任何與彼等一致行動人士，及並非與上述人士一致行動。

董事謹此公佈，截至本公佈作出之日期，買賣協議所載之先決條件尚未達成。本公司與買方正作出安排，以全面達成所有該等先決條件。因此，完成會或未必會進行。本公司及買方將考慮於有需要及適當時候同意進一步延長最後限期。事件之進一步及最新發展將另行作出公佈。

股東及投資者謹請注意，本公司及中國網絡之股份價格可能出現波動，而於買賣本公司及中國網絡之股份時，務須極為審慎行事。

本公司及中國網絡之股份恢復買賣

應本公司及中國網絡之要求，本公司及中國網絡之股份由二零零二年六月二十八日(星期五)上午九時三十分起在聯交所暫停買賣，以待刊發本聯合公佈。本公司及中國網絡已申請，由二零零二年七月二日(星期二)上午九時三十分起恢復買賣本公司及中國網絡之股份。

承董事會命
中國科技集團有限公司
公司秘書
江木賢

承董事會命
中國網絡(百慕達)有限公司
公司秘書
馮靖文

香港，二零零二年六月二十八日

各董事願對本公佈所載資料(有關中國網絡之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所載之意見乃經審慎周詳考慮，本公佈並無遺漏其他事實(有關中國網絡之事實除外)，以致其所載任何聲明有所誤導。

中國網絡之董事願對本公佈所載資料(有關本集團及買方之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所載之意見乃經審慎周詳考慮，本公佈並無遺漏其他事實(有關本集團及買方之事實除外)，以致其所載任何聲明有所誤導。

* 中文名稱僅供識別

8th July, 2002

The Standard

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CST

CHINA SCI-TECH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

MAJOR TRANSACTION

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

CHANGE OF CONTROLLING SHAREHOLDER

JOINT ANNOUNCEMENT

Since more time is needed for making arrangements for the complete fulfillment of the conditions precedent contained in the Sale and Purchase Agreement, the Company and the Purchaser have entered into a supplemental agreement in letter form on 5th July, 2002 to extend the Longstop Date to 19th August, 2002. As Completion is conditional on the complete fulfillment of such conditions precedent, Completion may or may not proceed. Further announcement will be made in respect of any further updated development in the matter.

Reference is made to (i) the announcement jointly made by the Company and China Online dated 29th April, 2002 (the "Joint Announcement I") in relation to the major transaction in the form of the Disposal of share in Vigor Online and Shareholder's Loan; (ii) the circular issued by the Company to the Shareholders dated 21st May, 2002 in respect thereof; (iii) the announcement jointly made by the Company and China Online dated 10th June, 2002 (the "Joint Announcement II") relating to the disposal of the 85,740,000 China Online Shares on 10th June, 2002; (iv) the announcement jointly made by the Company and China Online dated 12th June, 2002 in respect of the disposal of the 85,740,000 China Online Shares being a manual trade rather than a sale in the open market (the "Joint Announcement III"); (v) the announcement jointly made by the Company and China Online dated 20th June, 2002 in respect of the extension of the Longstop Date to 5th July, 2002 by the Company and the Purchaser entering into a supplemental agreement in letter form in respect thereof (the "Joint Announcement IV"); and (vi) the announcement jointly made by the Company and China Online dated 28th June, 2002 in respect of the Purchaser not having been able to obtain a positive confirmation from the Executive of the SFC that the Purchaser will not be required to make a general offer for all the China Online Shares (other than the China Online Shares beneficially owned by Vigor Online on the Completion Date) upon Completion (the "Joint Announcement V"). Capitalised terms used in this announcement shall have the same meanings as defined in the Joint Announcement I unless the context herein requires otherwise.

In both the Joint Announcements II and III, it was stated that the Disposal may or may not proceed pending the fulfillment of the conditions precedent in the Sale and Purchase Agreement. In the Joint Announcement IV, it was stated that the Company and the Purchaser had entered into a supplemental agreement in letter form on 20th June, 2002 to extend the Longstop Date to 5th July 2002 with the other terms and conditions of the Sale and Purchase Agreement remaining in full force and effect. In the Joint Announcement V, it was stated that the Company and the Purchaser were making arrangement for the complete fulfillment of the conditions precedent contained in the Sale and Purchase Agreement and they would consider agreeing on further extension of the Longstop Date as and when necessary and appropriate and that further announcement would be made in respect of further and updated development in the matter.

The Directors would announce that, since more time is needed for making arrangements for the complete fulfillment of the conditions precedent contained in the Sale and Purchase Agreement, the Company and the Purchaser have entered into a supplemental agreement in letter form on 5th July, 2002, whereby it was agreed that the Longstop Date be extended to 19th August, 2002; and that, save the amendment to the Longstop Date upon such agreed extension as aforesaid, all the terms and conditions of the Sale and Purchase Agreement shall remain in full force and effect.

Since Completion is conditional on the complete fulfillment of the conditions precedent contained in the Sale and Purchase Agreement, Completion may or may not proceed. Further announcement will be made in respect of any further updated development in the matter.

By order of the Board
China Sci-Tech Holdings Limited
Kong Muk Yin
Company Secretary

By order of the Board
China Online (Bermuda) Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 5th July, 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to China Online) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to China Online) not contained in this announcement, the omission of which would make any of their statements in this announcement misleading.

The directors of China Online jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Group and the Purchaser) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to the Group and the Purchaser) not contained in this announcement, the omission of which would make any of their statements in this announcement misleading.

8th July, 2002

Hong Kong Economic Times

CST
CHINA SCI-TECH HOLDINGS LIMITED
(中國科技集團有限公司)*
(於開曼群島註冊成立之有限公司)

主要交易

China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*
(於百慕達註冊成立之有限公司)

更改控股股東

聯合公佈

由於需要更多時間安排全面達成買賣協議所載之先決條件，故本公司與買方已於二零零二年七月五日訂立函件形式之補充協議，將最後限期押後至二零零二年八月十九日。完成須待該等先決條件全面達成後，方可作實，因此完成會或未必會進行。有關事件之任何進一步最新發展將另行作出公佈。

茲提述(i)本公司及中國網絡於二零零二年四月二十九日就出售Vigor Online之股份及股東貸款之主要交易而聯合作出之公佈(「聯合公佈I」)；(ii)本公司就該項交易而於二零零二年五月二十一日向股東刊發之通函；(iii)本公司與中國網絡於二零零二年六月十日就於二零零二年六月十日出售中國網絡股份85,740,000股而聯合作出之公佈(「聯合公佈II」)；(iv)本公司與中國網絡於二零零二年六月十二日就出售中國網絡股份85,740,000股一事，實為一項人手交易，而非在公開市場出售而聯合作出之公佈(「聯合公佈III」)；(v) 本公司與中國網絡於二零零二年六月二十日就本公司與買方訂立函件形式之補充協議，將最後限期押後至二零零二年七月五日而聯合作出之公佈(「聯合公佈IV」)；及(vi)本公司與中國網絡於二零零二年六月二十八日就買方無法向證監會執行理事取得正面確認，指買方將於完成時毋須就所有中國網絡股份提出全面收購建議(於完成日由Vigor Online實益擁有之中國網絡股份除外)而聯合作出之公佈(「聯合公佈V」)。除非文義另有所指，否則本公佈所採用之詞彙與聯合公佈I所界定者具相同涵義。

聯合公佈II及III均訂明，在買賣協議之先決條件未達成前，出售會或未必會進行。聯合公佈IV訂明，本公司與買方已於二零零二年六月二十日訂立函件形式之補充協議，同意將最後限期押後至二零零二年七月五日，而買賣協議之其他條款及條件仍然全面有效。聯合公佈V訂明，本公司與買方正安排全面達成買賣協議所述之先決條件，彼等將考慮於有需要及適當時候同意將最後限期進一步押後。事件之進一步及最新發展將另行作出公佈。

董事公佈，由於需要更多時間安排全面達成買賣協議所載之先決條件，故本公司與買方已於二零零二年七月五日訂立函件形式之補充協議，同意將最後限期押後至二零零二年八月十九日。除因上述協議延長最後限期作出之修訂外，買賣協議之所有條款及條件仍然全面有效。

完成須待買賣協議所載之先決條件全面達成後，方可作實，因此完成會或未必會進行。事件之任何進一步最新發展將會另行作出公佈。

承董事會命
中國科技集團有限公司
公司秘書
江木賢

承董事會命
中國網絡(百慕達)有限公司
公司秘書
馮靖文

香港，二零零二年七月五日

各董事願對本公佈所載資料(有關中國網絡之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所載之意見乃經審慎周詳考慮，本公佈並無遺漏其他事實(有關中國網絡之事實除外)，以致其所載任何聲明有所誤導。

中國網絡之董事願對本公佈所載資料(有關本集團及買方之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所載之意見乃經審慎周詳考慮，本公佈並無遺漏其他事實(有關本集團及買方之事實除外)，以致其所載任何聲明有所誤導。

* 中文名稱僅供識別

11th July, 2002

The Standard

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA SCI-TECH HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)

MAJOR TRANSACTION

China Online (Bermuda) Limited
(Incorporated in Bermuda with limited liability)

CHANGE OF CONTROLLING SHAREHOLDER

JOINT ANNOUNCEMENT

The Company and the Purchaser have entered into a deed of variation on 10th July, 2002 to amend the terms of the Sale and Purchase Agreement so that the number of China Online Shares held by Vigor Online upon Completion shall be 2,690,288,000 instead of 2,750,000,000 representing approximately 28.97% of the entire issued share capital of China Online rather than 29.61% as contemplated in the Sale and Purchase Agreement. This arrangement is to facilitate the Purchaser in obtaining a confirmation from the SFC that it shall not be required to make a general offer of all the China Online Shares (other than the China Online Shares beneficially owned by Vigor Online on the Completion Date) upon Completion. The initial consideration of HK$275,000,000 for the Disposal will be reduced by an amount of HK$5,971,200 calculated by reference to 59,712,000 China Online Shares multiplied by HK$0.10 per China Online Share to HK$269,028,800.

The balance of 59,712,000 China Online Shares representing approximately 0.64% of the entire issued share capital of China Online held by Vigor Online will be sold on the open market or by way of placing through placing agent (who is to be appointed, if necessary) to independent third party(ies) before Completion. The disposal of the 59,712,000 China Online Shares is in addition to the former disposal of the 85,740,000 China Online Shares by way of a manual trade as previously announced by the Company on 10th and 12th June, 2002.

As Completion has not yet taken place, Shareholders and investors are reminded of the possible fluctuation in the price of the shares of the Company and of China Online and should exercise extreme caution when dealing in the shares of the Company and of China Online.

Reference is made to (i) the announcement jointly made by the Company and China Online dated 29th April, 2002 (the "Joint Announcement I") in relation to the major transaction in the form of the Disposal of share in Vigor Online and Shareholder's Loan; (ii) the announcement jointly made by the Company and China Online dated 10th June, 2002 relating to the disposal of the 85,740,000 China Online Shares on 10th June, 2002; (iii) the announcement jointly made by the Company and China Online dated 12th June, 2002 in respect of the disposal of the 85,740,000 China Online Shares being a manual trade rather than a sale in the open market (the "Joint Annoucement II"); and (iv) the announcement jointly made by the Company and China Online dated 28th June, 2002 stating that the conditions precedent in the Sale and Purchase Agreement had not been fulfilled as the Executive of the SFC could not satisfy itself as to the independency of the purchasers of the 85,740,000 China Online Shares mentioned in Joint Announcement II. Capitalised terms used in this announcement shall have the same meanings as defined in the Joint Announcement I unless the context herein requires otherwise.

In order to facilitate the satisfaction of the outstanding conditions precedent, the Company and the Purchaser have entered into a deed of variation on 10th July, 2002 to amend the terms of the Sale and Purchase Agreement so that the number of China Online Shares held by Vigor Online upon Completion shall be 2,690,288,000 rather than 2,750,000,000, representing approximately 28.97% of the entire issued share capital of China Online instead of approximately 29.61% as contemplated in the Sale and Purchase Agreement.

The balance of 59,712,000 China Online Shares representing approximately 0.64% of the entire issued share capital of China Online held by Vigor Online will be sold on the open market or by way of placing through placing agent (who is to be appointed, if necessary) to independent third party(ies) before Completion. As suggested by the Purchaser and agreed between the Company and the Purchaser, this arrangement is to facilitate the Purchaser in obtaining a confirmation from the SFC that it shall not be required to make a general offer of all the China Online Shares (other than the China Online Shares beneficially owned by Vigor Online on the Completion Date) upon Completion. Following the disposal of the 59,712,000 China Online Shares, Vigor Online will hold approximately 28.97% of the entire issued share capital of China Online. This means that, while the Executive of the SFC has yet to satisfy himself as to the independency of the purchasers of the 59,712,000 China Online Shares, there is no need for the Executive of the SFC to ascertain the independency of the purchasers of the 85,740,000 China Online Shares representing approximately 0.93% of the entire issued share capital of China Online. This is because regardless of whether the purchasers of the 85,740,000 China Online Shares are independent or not, the aggregate shareholding of Vigor Online and such purchasers in China Online will not exceed the 30% triggering threshold for a general offer under Rule 26.1 of the Code.

The disposal of the 59,712,000 China Online Shares is in addition to the former disposal of the 85,740,000 China Online Shares by way of a manual trade as previously announced by the Company on 10th and 12th June, 2002. Since the number of China Online Shares held by Vigor Online upon Completion is to be reduced from 2,750,000,000 to 2,690,288,000, the initial consideration of HK$275,000,000 for the Disposal calculated by reference to 2,750,000,000 China Online Shares held by Vigor Online multiplied by HK$0.10 per China Online Share will be reduced by an amount of HK$5,971,200 calculated by reference to 59,712,000 China Online Shares multiplied by HK$0.10 per China Online Share to HK$269,028,800.

Upon the aforesaid adjustment of the number of China Online Shares beneficially held by Vigor Online at Completion, the shareholding structure of China Online will be as follows:-

Shareholding upon Completion under the Sale and Purchase Agreement



Company
Purchaser
100%
Vigor Online
Public
Purchasers of 85,740,000 China Online Shares
0%
29.61%
69.46%
0.93%
China Online

Shareholding upon Completion as amended by the deed of variation



Company
Purchaser
100%
Vigor Online
Public
Purchasers of 85,740,000 China Online Shares
Purchasers of 59,712,000 China Online Shares
0%
28.97%
69.46%
0.93%
0.64%
China Online

The Directors had announced on 5th July, 2002 that the Company and the Purchaser had entered into a supplemental agreement in letter form to extend the Longstop Date to 19th August, 2002 to allow more time for making arrangement for the fulfillment of the conditions precedent contained in the Sale and Purchase Agreement. The Directors would now announce that regardless of the above-mentioned arrangement, the conditions precedent contained in the Sale and Purchase Agreement have not yet been fulfilled up to the date of this announcement. Until the SFC confirmation can be obtained by the Purchaser, Completion may or may not proceed.

Shareholders and investors are reminded of the possible fluctuation in the price of the shares of the Company and of China Online and should exercise extreme caution when dealing in the shares of the Company and of China Online.

By order of the Board
China Sci-Tech Holdings Limited
Kong Muk Yin
Company Secretary

By order of the Board
China Online (Bermuda) Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 10th July, 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to China Online) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to China Online) not contained in this announcement, the omission of which would make any of their statements in this announcement misleading.

The directors of China Online jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Group and the Purchaser) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to the Group and the Purchaser) not contained in this announcement, the omission of which would make any of their statements in this announcement misleading.

11th July, 2002

Hong Kong Economic Times

CST
CHINA SCI-TECH HOLDINGS LIMITED
(中國科技集團有限公司)*
(於開曼群島註冊成立之有限公司)

China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*
(於百慕達註冊成立之有限公司)

主要交易　　　更改控股股東

聯合公佈

本公司與買方已於二零零二年七月十日訂立修訂契據，修訂買賣協議之條款，以致於完成時，Vigor Online所持之中國網絡股份數目將為2,690,288,000股而非2,750,000,000股，佔中國網絡全部已發行股本約28.97%而非買賣協議所擬定之29.61%。此項安排有助買方從證監會取得確認，毋須於完成時就全部中國網絡股份(不包括Vigor Online於完成日期實益擁有之中國網絡股份)提出全面收購建議。出售初步代價275,000,000港元將減少5,971,200港元(按59,712,000股中國網絡股份乘以每股中國網絡股份0.10港元計算)至269,028,800港元。

由Vigor Online持有之餘下中國網絡股份59,712,000股(佔中國網絡已發行股本約0.64%)，將於完成前在公開市場出售或透過配售代理(將於必要時委任)以配售方式售予獨立第三者(一位或多位)。出售59,712,000股中國網絡股份乃繼本公司於二零零二年六月十日及十二日所公佈以一項人手交易方式出售85,740,000股中國網絡股份後另外進行。

由於尚未完成，股東及投資者謹請注意，本公司及中國網絡之股份價格可能會出現波動，而於買賣本公司及中國網絡之股份時，務須極為審慎行事。

茲提述(i)本公司及中國網絡於二零零二年四月二十九日就出售Vigor Online之股份及股東貸款之主要交易而聯合作出之公佈(「聯合公佈I」)；(ii)本公司與中國網絡於二零零二年六月十日就於二零零二年六月十日出售中國網絡股份85,740,000股而聯合作出之公佈；(iii)本公司與中國網絡於二零零二年六月十二日就出售中國網絡股份85,740,000股一事，實為一項人手交易，而非在公開市場出售而聯合作出之公佈(「聯合公佈II」)；及(iv)本公司與中國網絡於二零零二年六月二十八日聯合作出之公佈，指證監會執行理事仍未信納於聯合公佈II所述中國網絡股份85,740,000股之購買人之獨立性，以致買賣協議之先決條件尚未達成。除非文義另有所指，否則本公佈所採用之詞彙與聯合公佈I所界定者具相同涵義。

為促使尚未達成之先決條件得以履行，本公司與買方已於二零零二年七月十日訂立修訂契據，修訂買賣協議之條款，以致於完成時，Vigor Online所持之中國網絡股份數目將為2,690,288,000股而非2,750,000,000股，佔中國網絡全部已發行股本約28.97%而非買賣協議所擬定之29.61%。

由Vigor Online持有之餘下中國網絡股份59,712,000股(佔中國網絡已發行股本約0.64%)，將於完成前在公開市場出售或透過配售代理(將於必要時委任)以配售方式售予獨立第三者(一位或多位)。此項安排由買方建議及經本公司與買方同意，有助買方從證監會取得確認，毋須於完成時就全部中國網絡股份(不包括Vigor Online於完成日期實益擁有之中國網絡股份)提出全面收購建議。於出售59,712,000股中國網絡股份後，Vigor Online將持有中國網絡全部已發行股本約28.97%。因此，證監會執行理事即使仍未信納該等59,712,000股中國網絡股份之購買人之獨立性，亦毋須確定該等85,740,000股中國網絡股份(佔中國網絡全部已發行股本約0.93%)之購買人之獨立性，原因為無論該等85,740,000股中國網絡股份之購買人是否屬於獨立人士，Vigor Online及該等購買人合共佔中國網絡之股權將不會超過守則第26.1條所定之30%全面收購觸發點限額。

出售59,712,000股中國網絡股份乃繼本公司於二零零二年六月十日及十二日所公佈以一項人手交易方式出售85,740,000股中國網絡股份後另外進行。由於Vigor Online於完成時所持之中國網絡股份數目將由2,750,000,000股減至2,690,288,000股，出售初步代價275,000,000港元(按Vigor Online所持2,750,000,000股中國網絡股份乘以每股中國網絡股份0.10港元計算)將減少5,971,200港元(按59,712,000股中國網絡股份乘以每股中國網絡股份0.10港元計算)至269,028,800港元。

在如上所述調整Vigor Online於完成時實益持有之中國網絡股份數目後，中國網絡之股權架構將如下：

根據買賣協議於完成後之股權


本公司
買方
100%
Vigor Online
公眾人士
85,740,000股
中國網絡股份之購買人
0%
29.61%
69.46%
0.93%
中國網絡

經修訂契據修訂之於完成後之股權


本公司
買方
100%
Vigor Online
公眾人士
85,740,000股
中國網絡股份之購買人
59,712,000股
中國網絡股份之購買人
0%
28.97%
69.46%
0.93%
0.64%
中國網絡

董事已於二零零二年七月五日公佈，本公司與買方已訂立函件形式之補充協議，將最後限期押後至二零零二年八月十九日，以便取得更多時間安排達成買賣協議所載之先決條件。董事謹此公佈，儘管作出上述安排，惟截至本公佈刊發日期為止，買賣協議所列之先決條件尚未達成。在買方從證監會取得確認前，交易未必會完成。

股東及投資者謹請注意，本公司及中國網絡之股份價格可能出現波動，而於買賣本公司及中國網絡之股份時，務須極為審慎行事。

承董事會命
中國科技集團有限公司
公司秘書
江木賢

承董事會命
中國網絡(百慕達)有限公司
公司秘書
馮靖文

香港，二零零二年七月十日

各董事願對本公佈所載資料(有關中國網絡之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所載之意見乃經審慎周詳考慮，本公佈並無遺漏其他事實(有關中國網絡之事實除外)，以致其所載任何聲明有所誤導。

中國網絡之董事願對本公佈所載資料(有關本集團及買方之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所載之意見乃經審慎周詳考慮，本公佈並無遺漏其他事實(有關本集團及買方之事實除外)，以致其所載任何聲明有所誤導。

* 中文名稱僅供識別

CST

CHINA SCI-TECH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

MAJOR TRANSACTION

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

CHANGE OF CONTROLLING SHAREHOLDER

JOINT ANNOUNCEMENT

The Company and the Purchaser have entered into a deed of variation on 16th August, 2002 to amend the terms of the Sale and Purchase Agreement so that the number of China Online Shares held by Vigor Online upon Completion shall be 2,631,200,000 instead of 2,690,288,000 representing approximately 28.33% of the entire issued share capital of China Online rather than approximately 28.97% as contemplated in the Sale and Purchase Agreement (as amended from time to time). The balance of 59,088,000 China Online Shares representing approximately 0.64% of the entire issued share capital of China Online held by Vigor Online will be donated to Po Leung Kuk, a charity in Hong Kong. On the basis of the above proposed structure including the proposed donation of the 59,088,000 China Online Shares to Po Leung Kuk, the Executive of the SFC has granted to the Purchaser a confirmation that the Purchaser shall not be obliged to make a general offer for all the issued shares of China Online (other than the China Online Shares beneficially held by Vigor Online on the Completion Date).

The consideration of HK$269,028,800 for the Disposal will be reduced by an amount of HK$5,908,800 calculated by reference to 59,088,000 China Online Shares multiplied by HK$0.10 per China Online Share to HK$263,120,000.

Since more time is needed for implementing the arrangements, including effecting the proposed donation of the 59,088,000 China Online Shares to Po Leung Kuk, the Company and the Purchaser have entered into a supplemental agreement in letter form on 16th August, 2002 to extend the Longstop Date to 30th August, 2002. Further announcement will be made in respect of any further updated development in the matter. Shareholders and investors are reminded to exercise caution when dealing in the shares of the Company and China Online, since Completion may or may not proceed.

Reference is made to (i) the announcement jointly made by the Company and China Online dated 29th April, 2002 (the "Joint Announcement") in relation to the major transaction in the form of the Disposal of share in Vigor Online and Shareholder's Loan; (ii) the circular issued by the Company to the Shareholders dated 21st May, 2002 in respect thereof; (iii) the announcement jointly made by the Company and China Online dated 10th June, 2002 relating to the disposal of the 85,740,000 China Online Shares on 10th June, 2002; (iv) the announcement jointly made by the Company and China Online dated 12th June, 2002 in respect of the disposal of the 85,740,000 China Online Shares being a manual trade rather than a sale in the open market; (v) the announcement jointly made by the Company and China Online dated 20th June, 2002 in respect of the extension of the Longstop Date to 5th July, 2002 by the Company and the Purchaser entering into a supplemental agreement in letter form in respect thereof; (vi) the announcement jointly made by the Company and China Online dated 28th June, 2002 in respect of the Purchaser not having been able to obtain a positive confirmation from the Executive of the SFC that the Purchaser will not be required to make a general offer for all the China Online Shares (other than the China Online Shares beneficially owned by Vigor Online on the Completion Date) upon Completion; (vii) the announcement jointly made by the Company and China Online dated 5th July, 2002 in respect of the extension of the Longstop Date to 19th August, 2002 by the Company and the Purchaser entering into a supplemental agreement in letter form in respect thereof; and (viii) the announcement jointly made by the Company and China Online dated 10th July, 2002 in respect of the amendment of the terms of the Sale and Purchase Agreement by the Company and the Purchaser entering into a deed of variation in respect thereof. Capitalised terms used in this announcement shall have the same meanings as defined in the Joint Announcement unless the context herein requires otherwise.

The Company and the Purchaser have entered into a deed of variation on 16th August, 2002 to amend the terms of the Sale and Purchase Agreement, so that the number of China Online Shares held by Vigor Online upon Completion shall be 2,631,200,000 rather than 2,690,288,000, representing approximately 28.33% of the entire issued share capital of China Online instead of approximately 28.97% as contemplated in the Sale and Purchase Agreement (as amended).

The balance of 59,088,000 China Online Shares representing approximately 0.64% of the entire issued share capital of China Online held by Vigor Online will be donated to Po Leung Kuk, a charity in Hong Kong (the "Proposed Donation"). Po Leung Kuk will be free to deal/manage the donated shares in China Online and to exercise the voting rights attached thereto in its absolute discretion. Following the Proposed Donation, Vigor Online will hold approximately 28.33% of the entire issued share capital of China Online. The Directors are of the view that it is in the interest of the Company to make the Proposed Donation, since the Proposed Donation facilitates the Completion of the Sale and Purchase Agreement which is in itself in the interest of the Company in respect of realizing its entire interest of long term investment in China Online and reducing its indebtedness and enabling the Company to concentrate its resources in strengthening and developing its businesses. On the basis of the revised structure including the Proposed Donation, the Executive of the SFC has granted to the Purchaser a confirmation (the "Confirmation") that the Purchaser shall not be obliged to make a general offer for all the issued shares of China Online (other than the China Online Shares beneficially held by Vigor Online on the Completion Date).

The disposal of the 59,088,000 China Online Shares is in addition to the former disposals of an aggregate of 145,452,000 China Online Shares as previously announced by the Company on 10th June, 12th June and 10th July, 2002. Since the number of China Online Shares held by Vigor Online upon Completion is to be reduced from 2,690,288,000 to 2,631,200,000, the consideration of HK$269,028,800 for the Disposal calculated by reference to 2,690,288,000 China Online Shares held by Vigor Online multiplied by HK$0.10 per China Online Share will be reduced by an amount of HK$5,908,800 calculated by reference to 59,088,000 China Online Shares multiplied by HK$0.10 per China Online Share to HK$263,120,000. Based on the audited consolidated balance sheet as at 31st March, 2002 of the Company as shown in the 2002 Annual Report of the Company, the carrying value of the Group's long term investment in China Online Shares is approximately HK$271,477,000 and the aggregate estimated losses from the disposal of 495,452,000 China Online Shares during the period from April 2002 to July 2002 (including the disposal of 145,452,000 China Online Shares as previously announced by the Company on 10th June, 12th June and 10th July 2002) and the Proposed Donation and the Disposal will be approximately HK$5.9 million (after adjusting for related reserves).

Upon the aforesaid adjustment of the number of China Online Shares beneficially held by Vigor Online at Completion, the shareholding structure of China Online will be as follows:

Existing Shareholding as at the date of this announcement


Company
100%
Vigor Online
Public
Purchasers of 85,740,000 China Online Shares
Purchasers of 59,712,000 China Online Shares
28.97%
69.40%
0.99%
0.64%
China Online

Shareholding upon Completion as amended by the deed of variation


Company
Purchaser
100%
Vigor Online
Public
Purchasers of 85,740,000 China Online Shares
Purchasers of 59,712,000 China Online Shares
Po Leung Kuk holding 59,088,000 China Online Shares
1%
28.33%
69.40%
0.99%
0.64%
0.64%
China Online

The Directors would announce that, since more time is needed for implementing the arrangements, including effecting the Proposed Donation, the Company and the Purchaser have entered into a supplemental agreement in letter form on 16th August, 2002, whereby it was agreed that the Longstop Date be extended to 30th August, 2002; and that, save the amendment to the Longstop Date upon such agreed extension as aforesaid, all the terms and conditions of the Sale and Purchase Agreement (as amended) shall remain in full force and effect. As at the date of this announcement, on the basis that the Proposed Donation will be successfully effected and the Confirmation remains valid, there are no outstanding conditions precedent left to be fulfilled. Further announcement will be made in respect of any further updated development in the matter.

Shareholders and investors are reminded to exercise caution when dealing in the shares of the Company and China Online, since Completion may or may not proceed.

By order of the Board
China Sci-Tech Holdings Limited
Kong Muk Yin
Company Secretary

By order of the Board
China Online (Bermuda) Limited
Dato' Wong Peng Chong
Director

Hong Kong, 16th August, 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to China Online) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to China Online) not contained in this announcement, the omission of which would make any of their statements in this announcement misleading.

The directors of China Online jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Group and the Purchaser) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to the Group and the Purchaser) not contained in this announcement, the omission of which would make any of their statements in this announcement misleading.

Hong Kong Economic Times
19th August, 2002

CST
CHINA SCI-TECH HOLDINGS LIMITED
(中國科技集團有限公司)*
(於開曼群島註冊成立之有限公司)

China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*
(於百慕達註冊成立之有限公司)

主要交易 **更改控股股東**

聯合公佈

本公司與買方已於二零零二年八月十六日訂立修訂契據，修訂買賣協議之條款，以致Vigor Online於完成時所持有之中國網絡股份數目將為2,631,200,000股而並非2,690,288,000股，相當於中國網絡全部已發行股本約28.33%，而並非買賣協議(經修訂)預期之約28.97%。餘下由Vigor Online持有之59,088,000股中國網絡股份(相當於中國網絡全部已發行股本約0.64%)將捐贈予香港一間慈善團體保良局。根據上述建議之架構，包括捐贈59,088,000股中國網絡股份予保良局，證監會執行理事已授予買方確認，確認買方毋須就中國網絡全部已發行股份(不包括於完成日期由Vigor Online實益持有之中國網絡股份)提出全面收購建議。

出售之代價將由269,028,800港元減少5,908,800港元(乃參考59,088,000股中國網絡股份乘以中國網絡股份每股作價0.10港元計算)至263,120,000港元。

由於需要更多時間落實安排(包括落實捐贈59,088,000股中國網絡股份予保良局之建議)，本公司與買方遂於二零零二年八月十六日以函件形式訂立補充協議，將最後限期押後至二零零二年八月三十日。本公司將會就最新進展，另行作出公佈。由於完成會或未必會實行，股東及投資者在買賣本公司及中國網絡之股份時，務須審慎行事。

茲提述(i)本公司及中國網絡於二零零二年四月二十九日就出售Vigor Online之股份及股東貸款之主要交易而聯合作出之公佈(「聯合公佈」)；(ii)本公司於二零零二年五月二十一日就出售而向股東刊發之通函；(iii)本公司與中國網絡於二零零二年六月十日就於二零零二年六月十日就出售中國網絡股份85,740,000股而聯合作出之公佈；(iv)本公司與中國網絡於二零零二年六月十二日就出售中國網絡股份85,740,000股一事，實為一項人手交易，而非在公開市場出售而聯合作出之公佈；(v)本公司與中國網絡股份於二零零二年六月二十日就本公司與買方以函件形式訂立補充協議將最後限期押後至二零零二年七月五日之聯合公佈；(vi)本公司與中國網絡於二零零二年六月二十八日作出之聯合公佈，內容關於買方未能取得由證監會執行理事發出之正面確認，確認買方將毋須於完成時就一切中國網絡股份(不包括於完成日期由Vigor Online實益持有之中國網絡股份)提出全面收購建議；(vii)本公司與中國網絡於二零零二年七月五日作出之聯合公佈，內容關於本公司與買方就出售而以函件形式訂立補充協議將最後限期押後至二零零二年八月十九日；以及(viii)本公司與中國網絡於二零零二年七月十日訂立之聯合公佈，內容關於本公司與買方就出售而訂立修訂契據，修訂買賣協議之條款。除非文義另有所指，否則本公佈所採用之詞彙與聯合公佈所界定者具相同涵義。

本公司與買方已於二零零二年八月十六日訂立修訂契據，修訂買賣協議之條款，以致Vigor Online於完成時所持有之中國網絡股份數目將為2,631,200,000股而並非2,690,288,000股，相當於中國網絡全部已發行股本約28.33%，而並非買賣協議(經修訂)預期之約28.97%。

中國網絡餘下之股份59,088,000股，相當於由Vigor Online持有之中國網絡全部已發行股本約0.64%，將捐贈予香港一間慈善團體保良局(「捐贈建議」)。保良局可自由買賣／處理獲捐贈之中國網絡股份，並可全權行使有關股份所附帶之投票權。於實行捐贈建議後，Vigor Online將持有中國網絡全部已發行股本約28.33%。董事認為，由於捐贈建議有助完成買賣協議，而完成本身合乎本公司之利益，有利本公司長期投資於中國網絡之全部權益之變現、減少負債，以及有助本公司集中資源加強及發展本身之業務，是以捐贈建議合乎本公司之利益。根據經修訂架構(包括捐贈建議)，證監會之執行理事已授予買方確認(「確認」)，買方將毋須就中國網絡全部已發行股份(不包括於完成日期由Vigor Online實益持有之中國網絡股份)提出全面收購建議。

出售59,088,000股中國網絡股份是屬於本公司早前於二零零二年六月十日、六月十二日及七月十日所公佈出售合計145,452,000股中國網絡股份以外作出之出售事項。由於在完成後Vigor Online持有之中國網絡股份數目由2,690,288,000股減少至2,631,200,000股，出售之代價將由269,028,800港元(乃參考Vigor Online持有2,690,288,000股中國網絡股份乘以中國網絡股份每股作價0.10港元計算)減少5,908,800港元(乃參考59,088,000股中國網絡股份乘以中國網絡股份每股作價0.10港元計算)至263,120,000港元。根據本公司二零零二年年報所載本公司於二零零二年三月三十一日之經審核綜合資產負債表，本集團於中國網絡股份之長期投資之賬面值約為271,477,000港元，而二零零二年四月至七月期間出售中國網絡股份495,452,000股(包括本公司於二零零二年六月十日、六月十二日及七月十日宣佈出售145,452,000股中國網絡股份)及捐贈建議及出售之估計虧損總額，將約為5,900,000港元(已為相關儲備作出調整)。

於完成上述Vigor Online實益持有中國網絡股份數目之調整後，中國網絡之股權結構如下：

於本公佈刊發日期之現有股權


本公司
100%
Vigor Online
公眾人士
85,740,000股中國網絡股份之購買人
59,712,000股中國網絡股份之購買人
28.97%
69.46%
0.93%
0.64%
中國網絡

於完成後經修訂契據所修訂之股權


本公司
買方
100%
Vigor Online
公眾人士
85,740,000股中國網絡股份之購買人
59,712,000股中國網絡股份之購買人
保良局持有59,088,000股中國網絡股份
0%
28.33%
69.46%
0.93%
0.64%
0.64%
中國網絡

董事擬公佈，由於需要更多時間落實安排(包括落實捐贈建議)，本公司與買方遂於二零零二年八月十六日以函件形式訂立補充協議，將最後限期押後至二零零二年八月三十日；以及，除上述同意修訂最後期限至所押後之日期外，買賣協議(經修訂)之所有條款及條件仍然有效及生效。於本公佈刊發日期，以捐贈建議獲順利實行及確認維持生效為基準，則並無尚未達成之先決條件。本公司將就最新進展，另行作出公佈。

由於完成會或未必會實行，股東及投資者在買賣本公司及中國網絡之股份時，務須審慎行事。

承董事會命
中國科技集團有限公司
公司秘書
江木賢

承董事會命
中國網絡(百慕達)有限公司
董事
王炳忠拿督

香港，二零零二年八月十六日

各董事願對本公佈所載資料(有關中國網絡之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所載之意見乃經審慎周詳考慮，本公佈並無遺漏其他事實(有關中國網絡之事實除外)，以致其所載任何聲明有所誤導。

中國網絡之董事願對本公佈所載資料(有關本集團及買方之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所載之意見乃經審慎周詳考慮，本公佈並無遺漏其他事實(有關本集團及買方之事實除外)，以致其所載任何聲明有所誤導。

* 中文名稱僅供識別

The Standard

26th August, 2002

CST

CHINA SCI-TECH HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)

China Online (Bermuda) Limited
(Incorporated in Bermuda with limited liability)

MAJOR TRANSACTION

CHANGE OF CONTROLLING SHAREHOLDER

JOINT ANNOUNCEMENT

A total of 59,088,000 China Online Shares representing approximately 0.64% of the entire issued share capital of China Online held by Vigor Online had been donated to Po Leung Kuk, a charity in Hong Kong, on 20th August, 2002. As such, all the conditions precedent contained in the Sale and Purchase Agreement have been fulfilled. Accordingly, the Directors are pleased to announce that Completion took place in accordance with the terms of the Sale and Purchase Agreement on 23rd August, 2002.

The board of directors of China Online announces that Ms. Chong Sok Un, Shirley has been appointed as executive director and chairman of China Online with effect from 23rd August, 2002.

Completion

Reference is made to (i) the announcement jointly made by the Company and China Online dated 29th April, 2002 (the "Joint Announcement") in relation to the major transaction in the form of the Disposal of share in Vigor Online and Shareholder's Loan; (ii) the circular issued by the Company to the Shareholders dated 21st May, 2002 in respect thereof; (iii) the announcements jointly made by the Company and China Online on 10th June, 12th June, 20th June, 28th June, 5th July, and 10th July, 2002 in respect of, among other things, the disposal of 145,452,000 China Online Shares, the variation of the terms of the Sale and Purchase Agreement and the extension of the Longstop Date; and (iv) the announcement jointly made by the Company and China Online dated 16th August, 2002 in respect of the Company and the Purchaser having entered into (1) a deed of variation to amend the terms of the Sale and Purchase Agreement and (2) a supplemental agreement in letter form to extend the Longstop Date to 30th August, 2002. Capitalised terms used in this announcement shall have the same meanings as defined in the Joint Announcement unless the context herein requires otherwise.

The Directors are pleased to announce that a total of 59,088,000 China Online Shares representing approximately 0.64% of the entire issued share capital of China Online held by Vigor Online had been donated to Po Leung Kuk, a charity in Hong Kong, on 20th August, 2002. As such, all the conditions precedent contained in the Sale and Purchase Agreement have been fulfilled. Accordingly, Completion took place in accordance with the terms of the Sale and Purchase Agreement on 23rd August, 2002.

Appointment of Executive Director and Chairman by China Online

The board of directors of China Online announces that Ms. Chong Sok Un, Shirley ("Ms. Chong") has been appointed as executive director and chairman of China Online with effect from 23rd August, 2002. Ms. Chong served as the chief executive officer of Shenyin Wanguo (H.K.) Limited, a company listed on the Stock Exchange, since 1992 up to 2000. She is presently chairman of Jinan Zhongyin Industrial Co. Ltd., a company engaged in property investment in the PRC. Ms. Chong is a properties and securities investor.

By order of the Board
China Sci-Tech Holdings Limited
Kong Muk Yin
Company Secretary

By order of the Board
China Online (Bermuda) Limited
Dato' Wong Peng Chong
Director

Hong Kong, 23rd August, 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to China Online) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to China Online) not contained in this announcement, the omission of which would make any of their statements in this announcement misleading.

The directors of China Online jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Group and the Purchaser) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to the Group and the Purchaser) not contained in this announcement, the omission of which would make any of their statements in this announcement misleading.

Hong Kong Economic Times
26th August, 2002

03 JAN 31 AM 7:21

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CST
CHINA SCI-TECH HOLDINGS LIMITED
(中國科技集團有限公司)*
(於開曼群島註冊成立之有限公司)

China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*
(於百慕達註冊成立之有限公司)

主要交易 **更改控股股東**

聯合公佈

由Vigor Online持有之合共59,088,000股中國網絡股份(相當於中國網絡全部已發行股本約0.64%)已於二零零二年八月二十日捐贈予香港一間慈善團體保良局。因此，買賣協議所載之一切先決條件已經達成。據此，董事欣然宣佈完成已於二零零二年八月二十三日根據買賣協議之條款實現。

中國網絡之董事會宣佈，莊淑涴女士已獲委任為中國網絡之執行董事兼主席，由二零零二年八月二十三日起生效。

完成

茲提述(i)本公司及中國網絡於二零零二年四月二十九日就出售Vigor Online之股份及股東貸款之主要交易而聯合作出之公佈(「聯合公佈」)；(ii)本公司於二零零二年五月二十一日就出售而向股東刊發之通函；(iii)本公司與中國網絡於二零零二年六月十日、六月十二日、六月二十日、六月二十八日、七月五日及七月十日就(其中包括)出售中國網絡股份145,452,000股、修訂買賣協議之條款及押後最後限期而聯合作出之公佈；以及(iv)本公司與中國網絡於二零零二年八月十六日聯合作出之公佈，內容關於本公司與買方(1)已訂立修訂契據以修訂買賣協議之條款及(2)已以函件形式訂立補充協議將最後限期押後至二零零二年八月三十日。除非文義另有所指，否則本公佈所採用之詞彙與聯合公佈所界定者具相同涵義。

董事欣然宣佈，由Vigor Online持有之合共59,088,000股中國網絡股份(相當於中國網絡全部已發行股本約0.64%)已於二零零二年八月二十日捐贈予香港一間慈善團體保良局。因此，買賣協議所載之一切先決條件已經達成。據此，完成已於二零零二年八月二十三日根據買賣協議之條款實現。

中國網絡委任執行董事及主席

中國網絡之董事會宣佈，莊淑涴女士(「莊女士」)已獲委任為中國網絡之執行董事兼主席，由二零零二年八月二十三日起生效。莊女士由一九九二年至二零零零年期間，曾任於聯交所上市之公司中銀萬國(香港)有限公司之行政總裁。莊女士現時為Jinan Zhongyin Industrial Co. Ltd.之主席，該公司於中國從事物業投資。莊女士為物業及證券投資者。

承董事會命
中國科技集團有限公司
公司秘書
江木賢

承董事會命
中國網絡(百慕達)有限公司
董事
王炳忠拿督

香港，二零零二年八月二十三日

各董事願對本公佈所載資料(有關中國網絡之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所載之意見乃經審慎周詳考慮，本公佈並無遺漏其他事實(有關中國網絡之事實除外)，以致其所載任何聲明有所誤導。

中國網絡之董事願對本公佈所載資料(有關本集團及買方之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所載之意見乃經審慎周詳考慮，本公佈並無遺漏其他事實(有關本集團及買方之事實除外)，以致其所載任何聲明有所誤導。

* 中文名稱僅供識別

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

(website: http://www.chinaonline.com.hk)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of China Online (Bermuda) Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 together with the comparative figures for the corresponding period in 2001 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" and by the Company's Audit Committee.

Condensed Consolidated Income Statement

	Six months ended 30 June 2002 (Unaudited) HK$'000	2001 (Unaudited and restated) HK$'000
Turnover *(Note 2)*	**636,351**	1,334,878
Cost of sales	**(645,802)**	(1,373,955)
Gross loss	**(9,451)**	(39,077)
Net losses on investments *(Note 3)*	**(79,960)**	(309,629)
Other revenue *(Note 4)*	**5,078**	3,931
Distribution costs	**(7,234)**	(11,000)
Administrative expenses	**(26,533)**	(30,416)
Other operating expenses	**(25,195)**	(12,721)
Loss from operations *(Note 5)*	**(143,295)**	(398,912)
Finance costs	**(168)**	(6,438)
Impairment loss recognised in respect of goodwill	**(2,250)**	(30,035)
Share of results of associates *(Note 6)*	**(4,169)**	(12,518)
Share of result of a jointly controlled entity	**(93)**	–
Loss before taxation	**(149,975)**	(447,903)
Tax credit (charge) *(Note 7)*	**256**	(33)
Loss before minority interests	**(149,719)**	(447,936)
Minority interests	**304**	4,719
Loss for the period	**(149,415)**	(443,217)
Dividend *(Note 8)*	**–**	46,432
Loss per share *(Note 9)*		
– Basic	**(1.61 HK cents)**	(4.77 HK cents)
– Diluted	**N/A**	N/A

Notes:–

1. **Significant accounting policies:–**

   The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA") *and with the applicable disclosure requirements* of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

   The accounting policies adopted for the preparation of the interim financial report are consistent with those adopted by the Group in its annual financial statements for the year ended 31 December 2001 except as described below:–

   In the current period, the Group has adopted, for the first time, the following new or revised SSAPs issued by HKSA:–

SSAP 1 (Revised)	Presentation of financial statements
SSAP 11 (Revised)	Foreign currency translation
SSAP 15 (Revised)	Cash flow statements
SSAP 34	Employee benefits

7. **Tax credit (charge):–**

	Six months ended 30 June 2002 HK$'000	2001 HK$'000
The credit (charge) comprises:–		
Share of tax credit (charge) of associates	256	(33)

No provision for Hong Kong Profits Tax has been made in the financial statements, as the Group has no assessable profit for both periods.

8. **Dividend:–**

	Six months ended 30 June 2002 HK$'000	2001 HK$'000
Final dividend paid in respect of the year ended 31 December 2001: Nil (2000: 0.5 HK cent per ordinary share)	–	46,432

The directors do not recommend the payment of an interim dividend for both periods.

9. **Loss per share:–**

   The calculation of the basic loss per share is based on the loss for the period of HK$149,415,000 (2001: HK$443,217,000) and on 9,286,462,340 (2001: weighted average of 9,286,461,803) ordinary shares in issue during the period.

   Diluted loss per share is not presented as the exercise price of the Company's outstanding warrants was higher than the average market price for shares for both periods.

10. **Comparative amounts:–**

    Certain comparative amounts have been reclassified to conform with the current period's presentation.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the six months ended 30 June 2002 (2001: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Financial results

Turnover of the Group for the first six months ended 30 June 2002 was HK$636,351,000 representing approximately a 52.3% decrease as compared to that of the corresponding period in year 2001. Loss for the period was HK$149,415,000 as compared with a net loss of HK$443,217,000 recorded for the corresponding period in year 2001.

Review of operations

The Group's mobile handset distribution business in Hong Kong continued to be adversely affected by the poor consumer market condition resulting mainly from the rising unemployment rate and adverse economic environment. During the period under review, Star Telecom Limited, the Group's mobile handset distribution arm in Hong Kong, has focused on its core product lines including mobile handset, DECT series and LCD computer monitor and has expanded its distribution coverage by cooperation with a major department store group in Hong Kong.

Of the Group's operations in the People's Republic of China (the "PRC"), 上海星際通電子通訊產品連鎖銷售有限公司(Shanghai Tristar Telecom Co., Ltd.), the mobile handset distribution arm in the PRC, has completed the restructuring program which included the closure of non-performing retail outlets and is re-organizing its mobile handset and accessories distribution business. 上海得信佳通信設備有限公司(Shanghai Tricom Telecom Equipment Co., Ltd.), the Group's intelligent building system integration operation, has been operating in a highly competitive market environment with tight profit margin. The Group has embarked on a cost cutting program for both operations with a view to minimizing the loss and maintaining the competitiveness in the PRC market.

During the period under review, the Group's portfolio of financial instruments for investment was under-performed due to the sluggish pace of recovery of the U.S. and local economy, the deteriorating investment environment and the series of major corporate scandals in the U.S. that all adversely affecting the confidence of investors globally which, in turn, affects the stock market condition tremendously.

As at 30 June 2002, the Group has invested for strategic investment of 269,093,000 shares of Sun Hung Kai & Co. Limited ("SHK & Co") representing approximately 17.9% in the issued share capital of SHK & Co. For SHK & Co, it has recorded a turnover of HK$288,556,000 and profit attributable to shareholders of HK$103,608,000 for the six months ended 30 June 2002.

	2002	2001
Dividend *(Note 8)*	-	46,432
Loss per share *(Note 9)*		
– Basic	**(1.61 HK cents)**	(4.77 HK cents)
– Diluted	**N/A**	N/A

Notes:–

1. **Significant accounting policies:–**

The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies adopted *for the preparation of the interim financial report are consistent with those adopted by the Group in its* annual financial statements for the year ended 31 December 2001 except as described below:–

In the current period, the Group has adopted, for the first time, the following new or revised SSAPs issued by HKSA:–

SSAP 1 (Revised)	Presentation of financial statements
SSAP 11 (Revised)	Foreign currency translation
SSAP 15 (Revised)	Cash flow statements
SSAP 34	Employee benefits

The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity, but has had no significant effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

2. **Turnover and segment information:–**

The turnover and attributable loss from operations of the Group for the period, analysed by business segments and geographical segments are as follows:–

	Turnover Six months ended 30 June 2002 HK$'000	Turnover Six months ended 30 June 2001 HK$'000	Segment result and loss from operations Six months ended 30 June 2002 HK$'000	Segment result and loss from operations Six months ended 30 June 2001 HK$'000
By business segments:–				
Mobile phone distribution	**124,106**	123,246	**(24,593)**	(15,413)
Securities trading and investments	**505,945**	1,202,996	**(101,537)**	(369,741)
Others	**6,300**	8,636	**(1,685)**	(470)
	636,351	1,334,878	**(127,815)**	(385,624)
Unallocated other revenue			**1,084**	1,838
Unallocated corporate expenses			**(16,564)**	(15,126)
Loss from operations			**(143,295)**	(398,912)
By geographical segments:–				
Hong Kong	**576,415**	1,228,973	**(122,987)**	(389,823)
Mainland China	**59,936**	105,905	**(20,308)**	(9,089)
	636,351	1,334,878	**(143,295)**	(398,912)

3. **Net losses on investments:–**

	Six months ended 30 June 2002 HK$'000	2001 HK$'000
Gain on disposal of other listed investments	**8,091**	-
Net realised loss on equity linked notes	**-**	(46,688)
Net realised gain/(loss) on derivatives	**14,117**	(13,540)
Net unrealised loss on trading investments	**(76,424)**	(179,278)
Net unrealised loss on derivatives	**(25,744)**	(70,123)
	(79,960)	(309,629)

4. **Other revenue:–**

	Six months ended 30 June 2002 HK$'000	2001 HK$'000
Gross rental income from investment properties	**3,132**	1,895
Interest income	**1,145**	1,556
Others	**801**	480
	5,078	3,931

5. **Loss from operations:–**

	Six months ended 30 June 2002 HK$'000	2001 HK$'000
Loss from operations has been arrived at after charging:–		
Depreciation and amortisation	**1,808**	2,040
Loss on disposal of property, plant and equipment	**3,847**	358

6. ***Share of results of associates:–***

The share of results of associates for the six months ended 30 June 2002 mainly included the results of Millennium Group Limited ("MGL") up to 31 March 2002 in accordance with the Group's accounting policy. In August 2002, the Group disposed of its entire interest in MGL, for a consideration of HK$37,569,000 at a loss of approximately HK$13,900,000 excluding the further share of results up to 30 June 2002.

market condition resulting mainly from the rising unemployment rate and adverse economic environment. During the period under review, Star Telecom Limited, the Group's mobile handset distribution arm in Hong Kong, has focused on its core product lines including mobile handset, DECT series and LCD computer monitor and has expanded its distribution coverage by cooperation with a major department store group in Hong Kong.

Of the Group's operations in the People's Republic of China (the "PRC"), 上海星際通訊電子通訊產品連鎖銷售有限公司(Shanghai Tristar Telecom Co., Ltd.), the mobile handset distribution arm in the PRC, has completed the restructuring program which included the closure of non-performing retail outlets and is re-organizing its mobile handset and accessories distribution business. 上海得信佳通信設備有限公司(Shanghai Tricom Telecom Equipment Co., Ltd.), the Group's intelligent building system integration operation, has been operating in a highly competitive market environment with tight profit margin. The Group has embarked on a cost cutting program for both operations with a view to minimizing the loss and maintaining the competitiveness in the PRC market.

During the period under review, the Group's portfolio of financial instruments for investment was under-performed due *to the sluggish pace of recovery of the U.S. and local economy, the deteriorating investment environment* and the series of major corporate scandals in the U.S. that all adversely affecting the confidence of investors globally which, in turn, affects the stock market condition tremendously.

As at 30 June 2002, the Group has invested for strategic investment of 269,093,000 shares of Sun Hung Kai & Co. Limited ("SHK & Co") representing approximately 17.9% in the issued share capital of SHK & Co. For SHK & Co, it has recorded a turnover of HK$288,556,000 and profit attributable to shareholders of HK$103,608,000 for the six months ended 30 June 2002.

Liquidity and financing

As at 30 June 2002, the Group's non-current assets comprised mainly of investment properties of HK$33 million, property, plant and equipment of HK$20 million, interests in associates of HK$51 million, long term investments of HK$287 million. These non-current assets were principally financed by shareholders' funds. As at 30 June 2002, the Group has net current assets of HK$781 million.

All of the Group's borrowings are arranged on short term basis and repayable within 1 year. As at 30 June 2002, the Group's borrowings amounted to HK$53 million versus no borrowing recorded as at 31 December 2001.

As at 30 June 2002, the Group continued to maintain an insignificant gearing ratio, calculated on the basis of the Group's net borrowing (after deducting cash and bank balances) over shareholders' funds.

The Group has little foreign exchange exposure and the majority of the borrowings were denominated in Hong Kong Dollars.

Charge on group assets

As at 30 June 2002, investment securities with carrying values of HK$398,002,000 (31 December 2001: HK$218,368,000) were pledged to banks to secure banking *facilities granted to the Group.*

Contingent liability

There was no material change in the contingent liabilities of the Group as compared to the position disclosed in the last annual report for the year ended 31 December 2001 except for the following:–

The Company has given guarantees to banks in respect of general facilities granted to a subsidiary. The extent of facility utilized by the subsidiary at 30 June 2002 amounted to HK$51,373,000 (31 December 2001: Nil).

Employees

The Group, including its subsidiaries but excluding associates, employed approximately 116 employees as at 30 June 2002 (31 December 2001: 311). The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system.

Prospects

Subsequent to 30 June 2002, the Group has realized its entire long-term investment in Millennium Group Limited ("MGL") for a total consideration of HK$37,569,000. The realization was completed on 21 August 2002 and the estimated loss on realization amounted to HK$13,904,000. Having considered (i) the consequential dilution of the Group's shareholdings in MGL from approximately 22.6% to 18.9% due to the placement of new MGL shares as announced by MGL on 8 August 2002 and (ii) the fact that the Group has no control over this investment as it has no board representation in MGL, the Group decided to unwind this long-term investment. Proceed of the realization will be used for the Group's general working capital.

The business outlook of the rest of the year 2002 depends critically on market sentiments, both domestically & globally. The Group will continue to control its cost and cautiously seek for investment opportunity with good cashflow and *capital appreciation potential.*

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of any listed securities of the Company during the period.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company had compiled throughout the six months ended 30 June 2002 with the Code of *Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on* The Stock Exchange of Hong Kong Limited (the "Stock Exchange")(the "Listing Rules").

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The interim report of the Group for the six months ended 30 June 2002 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 25 September 2002

China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*

(於百慕達註冊成立之有限公司)
(網址:http://www.chinaonline.com.hk)

截至二零零二年六月三十日止六個月之中期業績公佈

本集團未經審核之業績

中國網絡(百慕達)有限公司(「本公司」)之董事會(「董事」)謹此公佈,本公司及其附屬公司(「本集團」)截至二零零二年六月三十日止六個月之未經審核綜合業績,連同二零零一年度同期之比較數字如下。綜合中期財務報表並未經審核,但已經本公司之核數師德勤•關黃陳方會計師行按照香港審計準則第700號「審查中期財務報告之約定」作出審查,及經本公司之審核委員會審查。

簡明綜合收益表

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	(未經審核及已重列)
	千港元	千港元
營業額(附註2)	636,351	1,334,878
銷售成本	(645,802)	(1,373,955)
毛虧損	(9,451)	(39,077)
投資之虧損淨額(附註3)	(79,960)	(309,629)
其他收入(附註4)	5,078	3,931
分銷成本	(7,234)	(11,000)
行政支出	(26,533)	(30,416)
其他經營支出	(25,195)	(12,721)
經營業務虧損(附註5)	(143,295)	(398,912)
融資成本	(168)	(6,438)
商譽之已確認減值虧損	(2,250)	(30,035)
應佔聯營公司之業績(附註6)	(4,169)	(12,518)
應佔一間共同控制實體之業績	(93)	—
除稅前虧損	(149,975)	(447,903)
稅項撥回(支出)(附註7)	256	(33)
未計少數股東權益前虧損	(149,719)	(447,936)
少數股東權益	304	4,719
期內虧損	(149,415)	(443,217)
股息(附註8)	—	46,432
每股虧損(附註9)		
—基本	(1.61港仙)	(4.77港仙)
—攤薄	不適用	不適用

附註:—

1. **重要會計政策:—**

簡明財務報表乃按照香港會計師公會(「香港會計師公會」)所頒佈之會計實務準則(「會計準則」)第25號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄16而編製。

編製此中期財務報告所採用之會計政策除以下所記述外,與編製二零零一年十二月三十一日止年度之全年財務報表相同:—

於本期間,本集團為第一次採用香港會計師公會所頒佈之以下新訂立或經修訂之會計準則:—

8. **股息:—**

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
截至二零零一年十二月三十一日止年度每股普通股之末期股息:無(二零零零年:每股普通股0.5港仙)	—	46,432

董事不建議派發期內及上期之中期股息。

9. **每股虧損:—**

每股基本虧損之計算乃按期內之虧損149,415,000港元(二零零一年:443,217,000港元)及期內已發行普通股9,286,462,340股(二零零一年之加權平均數:9,286,461,803股)而計算。

由於行使本公司尚未行使之認股權證之行使價高於股份平均市價,故本期間及上期間並無呈報每股攤薄虧損。

10. **比較數字:—**

若干比較數字亦已重列,以與期內之呈列方式一致。

中期股息

董事不建議派發截至二零零二年六月三十日止六個月之中期股息(二零零一年:無)。

管理層討論及分析

財務業績

本集團截至二零零二年六月三十日止首六個月期間之營業額為636,351,000港元,較二零零一年同期減少約52.3%。期內之虧損為149,415,000港元,相對於二零零一年同期錄得之虧損淨額為443,217,000港元。

業務回顧

鑑於失業率持續攀升及經濟不景,導致消費市場疲弱,本集團在香港之流動電話分銷業務繼續遭受不利影響。於回顧期內,本集團於香港之流動電話分銷部門星光電訊有限公司專注於核心產品系列,包括流動電話、數碼室內無線電話系列及液晶顯示電腦屏幕,並與香港一主要百貨公司集團合作,以擴大其分銷網絡。

至於本集團在中華人民共和國(「中國」)之業務,在中國之流動電話分銷部門,上海星際通電子通訊產品連鎖銷售有限公司已完成重組計劃,其中包括結束及關閉一些無利可圖之零售店,以及正重整其流動電話及配件之分銷業務。上海得信佳通信設備有限公司於本集團之智能大廈系統集成業務正於競爭劇烈之市況下經營,毛利因而更見微薄。本集團為盡量減低虧損,及維持在中國市場上之競爭力,對上述兩項業務已實施成本減省計劃。

回顧期內,鑑於美國及本地經濟復甦步伐緩慢,投資環境惡劣,加上美國連串大型企業醜聞,上述各項均衝擊着全球投資者信心,股票市況亦深受影響,本集團之金融工具投資組合表現因而未如理想。

於二零零二年六月三十日,本集團策略性投資269,093,000股新鴻基有限公司(「新鴻基」)之股份,約佔新鴻基已發行股本17.9%。於截至二零零二年六月三十日止六個月,新鴻基錄得營業額288,556,000港元;股東應佔溢利103,608,000港元。

經修訂之會計準則：－

會計準則第1號(經修訂)	財務報表之呈報
會計準則第11號(經修訂)	外幣折算
會計準則第15號(經修訂)	現金流量表
會計準則第34號	僱員福利

採納上述會計準則導致現金流量表及資本及儲備變動表之呈報格式改變，惟對本期或往期會計期間之業績並無構成任何重大影響。故此，毋須作出前期調整。

2. 營業額及分項資料：－

以下為本集團於期內按主要業務及市場地區劃分之營業額及經營業務虧損分析：－

	營業額		分項業績及經營業務虧損	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
按主要業務：－				
流動電話分銷	**124,106**	123,246	**(24,593)**	(15,413)
證券買賣及投資	**505,945**	1,202,996	**(101,537)**	(369,741)
其他	**6,300**	8,636	**(1,685)**	(470)
	636,351	1,334,878	**(127,815)**	(385,624)
未分攤之其他收入			**1,084**	1,838
未分攤之公司支出			**(16,564)**	(15,126)
經營業務虧損			**(143,295)**	(398,912)
按市場地區：－				
香港	**576,415**	1,228,973	**(122,987)**	(389,823)
中國內地	**59,936**	105,905	**(20,308)**	(9,089)
	636,351	1,334,878	**(143,295)**	(398,912)

3. 投資之虧損淨額：－

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
出售其他上市投資之收益	**8,091**	—
高息票據之已變現虧損淨額	—	(46,688)
衍生工具之已變現收益／(虧損)淨額	**14,117**	(13,540)
供買賣之投資之未變現虧損淨額	**(76,424)**	(179,278)
衍生工具之未變現虧損淨額	**(25,744)**	(70,123)
	(79,960)	(309,629)

4. 其他收入：－

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
投資物業之租金收入毛額	**3,132**	1,895
利息收入	**1,145**	1,556
其他	**801**	480
	5,078	3,931

5. 經營業務虧損：－

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
經營業務虧損已扣除：－		
折舊及攤銷	**1,808**	2,040
處置物業、廠房及設備之虧損	**3,847**	358

6. 應佔聯營公司之業績：－

截至二零零二年六月三十日止應佔聯營公司之業績，按照本集團之會計政策，主要包括豐泰集團國際有限公司(「豐泰集團」)截至二零零二年三月三十一日止之業績。於二零零二年八月，本集團將其於豐泰集團之權益全部出售，總售價為37,569,000港元，出售之虧損約為13,900,000港元，惟此並不包括截至二零零二年六月三十日止應多佔之業績。

7. 稅項撥回(支出)：－

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
稅項撥回(支出)包括：－		
應佔聯營公司之稅項撥回(支出)	**256**	(33)

由於本集團於期內及上期並無任何應課稅溢利，故並無在財務報表上就香港利得稅作出撥備。

* 中文名稱僅供識別

至二零零二年六月三十日止六個月，綜合營業額288,550,000港元，股東應佔溢利103,608,000港元。

流動資金及融資

於二零零二年六月三十日，本集團之非流動資產主要包括33,000,000港元之投資物業，20,000,000港元之物業、廠房及設備，於聯營公司之權益51,000,000港元，及287,000,000港元之長期投資。此等非流動資產主要由股東資金融資。於二零零二年六月三十日，本集團之流動資產淨值為781,000,000港元。

本集團所有借貸均以短期形式安排，並須於一年內償還。於二零零二年六月三十日，本集團之借貸為53,000,000港元，相對於二零零一年十二月三十一日止年度並無任何借貸。

於二零零二年六月三十日，本集團繼續維持一個偏低之負債比率，按本集團借貸淨額(扣除現金及銀行結餘)相對股東資金之比例計算。

本集團只承受輕微之外匯風險，而主要借貸均以港元為單位。

集團資產抵押

於二零零二年六月三十日，本集團以名下賬面值合共398,002,000港元(二零零一年十二月三十一日：218,368,000港元)之投資證券，作為取得銀行融資之抵押。

或然負債

與截至二零零一年十二月三十一日止年度上期年報所披露之情況比較，除以下項目外，本集團之或然負債並無重大變動：－

本公司就給予一間附屬公司之一般信貸向往來銀行作出多項擔保。於二零零二年六月三十日該附屬公司已動用之信貸額為51,373,000港元(二零零一年十二月三十一日：無)。

僱員

於二零零二年六月三十日，本集團(包括其附屬公司，但不包括其聯營公司)僱用約116名僱員(二零零一年十二月三十一日：311名)。本集團確保其僱員之薪酬水平與市場水平相若，且在本集團之薪金及獎金制度之整體規劃下，因應僱員表現進行評賞。

展望

於二零零二年六月三十日後，本集團將其於豐泰集團國際有限公司(「豐泰集團」)之全部長期投資變現，總代價為37,569,000港元。有關變現已於二零零二年八月二十一日完成，變現之估計虧損為13,904,000港元。經考慮以下原因：(i)豐泰集團於二零零二年八月八日公佈配售新豐泰集團股份，導致本集團於豐泰集團之股權從約佔22.6%攤薄至18.9%及(ii)由於本集團於豐泰集團並無董事會代表，因此對是項投資並無控制，本集團遂決定變現是項長期投資。變現所得款項將用作本集團之一般營運資金。

二零零二年度餘下時間之業務極之倚賴本地及全球市場氣氛。本集團將繼續控制成本，審慎地尋找具備良好現金流量及資本增值潛力之投資機會。

購買、出售及贖回上市證券

本公司或其任何附屬公司於期內概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

董事認為，本公司於截至二零零二年六月三十日止六個月內，已遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄14所載之最佳應用守則之規定。

在聯交所網頁上披露中期業績資料

本集團截至二零零二年六月三十日止六個月之中期報告載有上市規則附錄16第46(1)至46(6)段所規定之全部資料，稍後將在適當時間在聯交所之網址上刊登。

承董事會命
主席
莊淑淥

香港，二零零二年九月二十五日

30th October, 2002

The Standard

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

CHANGE OF OFFICE HELD

The board of directors (the "Board") of China Online (Bermuda) Limited (the "Company") announces that the office held by Mr. Lo Wai On as non-executive director of the Company has been changed to independent non-executive director of the Company with effect from 29th October, 2002.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 29th October, 2002

Hong Kong Economic Times

China Online (Bermuda) Limited
中國網絡(百慕達)有限公司*
(於百慕達註冊成立之有限公司)

職務變更

中國網絡(百慕達)有限公司(「本公司」)之董事會(「董事會」)宣佈由二零零二年十月二十九日起勞偉安先生已由本公司之非執行董事轉任為本公司之獨立非執行董事。

承董事會命
公司秘書
馮婧文

香港，二零零二年十月二十九日

* 中文名稱僅供識別

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

Discloseable Transaction

It is announced by Sun Hung Kai on 12th November, 2002 that a conditional offer will be made by SHKIL on behalf of Sun Hung Kai to repurchase up to 325,600,000 SHK Shares, representing approximately *21.65% of the total issued share capital of Sun Hung Kai as at the Latest Practicable Date,* subject to the Conditions.

Gold Chopsticks, a wholly-owned subsidiary of the Company and currently holding 270,535,000 SHK Shares representing approximately 17.99% of the total issued share capital of *Sun Hung Kai*, gave the Irrevocable Undertaking to Sun Hung Kai on 12th November, 2002 to tender at least 152,760,720 SHK Shares, representing approximately 10.16% of the present issued share capital of Sun Hung Kai, for acceptance under the Offer.

Under the Offer and pursuant to the Irrevocable Undertaking, it is estimated that Gold Chopsticks will receive an aggregate consideration of HK$198,588,936.00 consisting of a cash payment of HK$45,828,216.00 and a loan note of HK$152,760,720.00 on the basis that Gold Chopsticks will tender 152,760,720 SHK Shares and Sun Hung Kai will accept such tender.

Pursuant to the Listing Rules, the *transaction constitutes a* discloseable transaction for the Company. A circular containing, inter alia, details of the transaction will be dispatched to the shareholders as soon as possible.

Offer

Reference is made to the Announcement made by Sun Hung Kai on 12th November, 2002.

In the Announcement, Sun Hung Kai announced that a conditional offer will be made by *SHKIL on behalf of Sun Hung Kai* to repurchase up to 325,600,000 SHK Shares, representing approximately 21.65% of the total issued share capital of Sun Hung Kai as at the Latest Practicable Date, subject to the Conditions.

The Offer will be conditional only upon the approval of the Offer and the Issue of the Loan Notes by the Independent Shareholders voting at the EGM expected to be held on or before 8th January, 2003. Gold Chopsticks is the only shareholder which will abstain from voting at the EGM on the resolutions to approve the Offer and the Issue of the Loan Notes.

Particulars of assets disposed

Gold Chopsticks, currently holding 270,535,000 SHK Shares (with an aggregate market value of HK$216,428,000.00 based on the market closing price of HK$0.8 per SHK Share on 1st November, 2002) representing approximately 17.99% of the total issued share capital of Sun Hung Kai, has given the Irrevocable Undertaking to Sun Hung Kai to tender at least 152,760,720 SHK Shares (representing approximately 10.16% of the present issued share capital of Sun Hung Kai) or such additional number of SHK Shares in respect of Gold Chopsticks' current shareholding in Sun Hung Kai to ensure its shareholding in Sun Hung Kai would be *reduced to not more than 9.9%* as a result of the Offer.

Having considered the terms of the Offer, the Company regards the Offer and the issue of Irrevocable Undertaking as an opportunity for the Company to unwind its long term investment in Sun Hung Kai under the prevailing economic and stock market conditions. Pursuant to the Irrevocable Undertaking, Gold Chopsticks undertakes to each of Sun Hung Kai and SHKIL, inter alia:—

(a) to tender or procure the tender for acceptance of not less than 152,760,720 SHK Shares or such additional number of *SHK Shares in respect of its current* shareholding pursuant to the terms of the Offer to ensure its shareholding percentage in Sun Hung Kai would be reduced to not more than 9.9% as a result of the Offer;

(b) in the event that it should fail to comply with the undertaking as aforesaid, it irrevocably authorises Sun Hung Kai (unless otherwise agreed with SHKIL) to treat the Irrevocable Undertaking as a tender by Gold Chopsticks and/or its nominees for 152,760,720 SHK Shares and such additional SHK Shares in *respect of its current shareholding* as mentioned aforesaid;

(c) that the 270,535,000 SHK Shares comprised in its current shareholding will remain registered in the same names at the close of business on the closing date

	(Unaudited) For the six months ended 30th June, 2002 HK$'000	(Audited) For the year ended 31st December, 2001 HK$'000	2000 HK$'000
Turnover	288,556	624,140	619,614
Profit before taxation	125,785	254,132	148,094
Profit attributable to shareholders	103,608	220,220	124,967
Earnings per share			
- Basic	6.9 cents	14.6 cents	10.7 cents
- Diluted	N/A	N/A	N/A
Sun Hung Kai's consolidated shareholders' funds	4,576,574	4,488,511	4,272,292

Principal business activities of the Group

The Company is an investment holding company and through its subsidiaries engaged in sale and distribution of telecommunication and information technology products and equipments, intelligent building system integration and strategic investments.

General

Pursuant to the Listing Rules, the transaction constitutes a discloseable transaction for the Company. A circular *containing, inter alia, details of the transaction* will be dispatched to the shareholders as soon as possible.

Definitions

"Accepting Shareholders"	Qualifying Shareholders who accept the Offer by making Tenders at the Offer Price
"Announcement"	the announcement made by Sun Hung Kai on 12th November, 2002 in relation to the Offer
"Conditions"	the conditions set out in the *Announcement*
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of Sun Hung Kai to be convened in connection with the Offer
"Gold Chopsticks"	Gold Chopsticks Limited, a company incorporated in the *British Virgin Islands* and an indirect wholly owned subsidiary of the Company
"HK$"	Hong Kong dollar(s), the lawful currency of Hong

respect of its current shareholding as mentioned aforesaid;

(c) that the 270,535,000 SHK Shares comprised in its current shareholding will remain registered *in the same names* at the close of business on the closing date of the Offer as those in which they are now respectively registered; and

(d) that it shall not, and shall procure that companies controlled by it or any of its associates (as defined in the Listing Rules, whether directly or indirectly) shall not, without the prior written consent of SHKIL acquire, dispose of or transfer any SHK Shares or any interests therein (except in performance of its undertakings therein) from the date of the Irrevocable Undertaking up to and including the latest time for submission of Tenders.

In the event that the Offer does not become unconditional, it is the current intention of the Company and Gold Chopsticks to continue to hold its current shareholding in Sun Hung Kai as long term investment.

Based on the unaudited consolidated accounts of the Company as at 30th June, 2002, the book carrying value of 152,760,720 SHK Shares is approximately HK$160 million. The estimated loss on realization of long term *investment in respect of* the said 152,760,720 SHK Shares is approximately HK$63 million subject to audit for the current financial year.

Consideration

Pursuant to the terms of the Offer, Tenders will be invited at the price of HK$1.30 per SHK Share which will be paid as to *HK$0.30 in cash and as to HK$1.00 in* Loan Notes (the "Offer Price"). Under the Offer and pursuant to the Irrevocable Undertaking, on the basis that 152,760,720 SHK Shares are tendered by Gold Chopsticks and accepted by Sun Hung Kai, it is expected that *Gold Chopsticks will receive an aggregate* consideration of HK$198,588,936.00 which consists of a cash payment of HK$45,828,216.00 and a loan note of HK$152,760,720.00 on 30th January, 2003.

The principal terms of the Loan Notes are as follows:—

Issue:	The Loan Notes will be issued in denominations of HK$1.00 each. On the basis that the Offer in Maximum Number is fully accepted, 325,600,000 Loan Notes with an aggregate value of HK$325.60 million will be issued.
Term:	The Loan Notes are due to mature on 30th January, 2008. The Loan Notes will automatically be redeemed on 30th January, 2008 or at the option of Sun Hung Kai at any time prior to such date on the giving of one month's written notice by Sun Hung Kai, in both cases at their principal amount plus accrued interest.
Interest:	The Loan Notes will bear *interest at a rate of 4% per annum* on a 365 days basis on the principal amount and such interest will be paid half yearly (on 30th June and 31st December) in arrears in Hong Kong dollars with the first payment on 30th June, 2003.
Listing:	In order to provide liquidity for holders of the Loan Notes, the board of Sun Hung Kai will consider, at a later date following the close of the Offer, whether to seek a listing of the Loan Notes on the Stock Exchange or another recognised stock exchange.
Fractions:	No fraction of a Loan Note is expected to arise from the Offer.

The Offer Price also applies to such additional SHK Shares (in addition to the 152,760,720 SHK Shares mentioned *aforesaid) in respect of Gold Chopsticks'* shareholding in Sun Hung Kai as may be tendered by Gold Chopsticks pursuant to the Irrevocable Undertaking.

Intended application of the proceeds

The Directors currently do not have any specific plans as to how to apply the cash proceeds, of approximately HK$45,828,216.00 (on the basis that 152,760,720 SHK Shares are tendered by Gold Chopsticks and accepted by Sun Hung Kai), to be received from Sun Hung Kai in respect of the Offer. It is the intention of the Directors that such proceeds from the realisation of long term investment in Sun Hung Kai will be applied as additional general working capital of the Company and its subsidiaries.

Information on Sun Hung Kai Group

The principal activity of Sun Hung Kai is investment holding. The principal activities of the subsidiaries of Sun Hung Kai Group include securities, forex, bullion, commodities and futures broking, provision of online financial services and online financial information distribution, money lending including the provision of term loans, *share margin financing*, corporate finance, financial planning and wealth management, property investment and insurance consultancy.

The following table sets out a summary of the audited consolidated results of Sun Hung Kai Group for each of the two years ended 31st December, 2001 and the *unaudited* consolidated interim results of Sun Hung Kai Group for the six months ended 30th June, 2002:—

"Gold Chopsticks"	the British Virgin Islands and an indirect wholly owned subsidiary of the Company
"HK$"	*Hong Kong dollar(s), the lawful currency of Hong Kong*
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Shareholders"	shareholders of Sun Hung Kai other than Gold Chopsticks (and any other persons who may be required to abstain from voting in accordance with the Repurchase Code)
"Irrevocable Undertaking"	the irrevocable undertaking signed by Gold Chopsticks on 12th November, 2002 in favour of Sun Hung Kai and SHKIL to tender at least 152,760,720 SHK Shares
"Latest Practicable Date"	12th November, 2002, being the latest practicable date prior to the release of the Announcement for inclusion of certain information in the Announcement
"Listing Rules"	the Rules Governing the *Listing of Securities on the* Stock Exchange
"Loan Notes"	the loan notes with a face value of HK$1.00 each to be issued to Accepting Shareholders as part of the Offer Price
"Maximum Number"	*the maximum number of SHK Shares to be* repurchased pursuant to the Offer, being 325,600,000 SHK Shares in aggregate (representing approximately 21.65% of the issued *SHK Shares* as at the Latest Practicable Date)
"Offer"	the offer by Sun Hung Kai to repurchase SHK Shares from all Qualifying Shareholders by way of Tenders up to 325,600,000 SHK Shares in aggregate representing approximately 21.65% of the issued share capital of Sun Hung Kai as at the Latest Practicable Date
"Offer Price"	HK$1.30 per SHK Share, being the repurchase price at which Tenders are invited
"PRC"	the People's Republic of China
"Qualifying Shareholders"	the shareholders of Sun Hung Kai, other than overseas shareholders whose addresses as shown in *the Register are outside Hong Kong*, whose names appear on the Register at the close of the Offer, which is currently expected to be 4:00 p.m. on 20th January, 2003
"Register"	the register kept by Sun Hung Kai under section 16(1) of the Securities (Disclosure of Interests) Ordinance
"Repurchase Code"	the Hong Kong Code on Share Repurchases
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sun Hung Kai Group"	Sun Hung Kai and its subsidiaries
"SHKIL"	Sun Hung Kai International Limited, an indirect wholly-owned subsidiary of Sun Hung Kai which is an exempt dealer and is a registered investment adviser under the Securities Ordinance, being the financial adviser to Sun Hung Kai in respect of the Offer
"SHK Shares"	shares of HK$0.20 each in the share capital of Sun Hung Kai
"Sun Hung Kai"	Sun Hung Kai & Co. Limited, a company incorporated in Hong Kong with limited liability, the securities of which are listed on the Stock Exchange
"Tenders"	tenders of SHK Shares at the Offer Price by Qualifying Shareholders for repurchase by Sun Hung Kai under the Offer

By order of the Board
China Online (Bermuda) Limited
Chong Sok Un
Chairman

Hong Kong, 12th November, 2002

Hong Kong Economic Times 13th November, 2002

03 JAN 31 AM 7:21

China Online (Bermuda) Limited

中國網絡(百慕達)有限公司*

(於百慕達註冊成立之有限公司)

須予披露交易

新鴻基於二零零二年十一月十二日宣佈，待達成該等條件後，新鴻基國際將代表新鴻基提呈有條件購回建議，以購回最多達325,600,000股新鴻基股份，佔新鴻基於最後實際可行日期之已發行股本總額約21.65%。

本公司之全資附屬公司Gold Chopsticks現持有270,535,000股新鴻基股份(佔新鴻基已發行股本總額約17.99%)，並已於二零零二年十一月十二日向新鴻基作出不可撤回承諾，為接納購回建議而交付最少152,760,720股新鴻基股份(佔新鴻基現時之已發行股本約10.16%)。

根據購回建議及不可撤回承諾，根據Gold Chopsticks將會交付152,760,720股新鴻基股份，而新鴻基將會接納所交付之股份，預期Gold Chopsticks將收取代價合共198,588,936.00港元，當中包括現金45,828,216.00港元及價款票據152,760,720.00港元。

根據上市規則，該交易構成本公司之一項須予披露交易。本公司將盡快向股東寄發載有(其中包括)該交易詳情之通函。

購回建議

謹此提述新鴻基於二零零二年十一月十二日發表之公佈。

於公佈內，新鴻基宣佈，待達成該等條件後，新鴻基國際將代表新鴻基提呈有條件購回建議，以購回最多達325,600,000股新鴻基股份，佔新鴻基於最後實際可行日期之已發行股本總額約21.65%。

購回建議將僅須待獨立股東於預計在二零零三年一月八日或之前舉行之股東特別大會上，批准購回建議及發行價款票據後，方可作實。Gold Chopsticks，為唯一股東就批准購回建議及發行價款票據之決議案於股東特別大會上放棄投票。

所出售資產之詳情

Gold Chopsticks現持有270,535,000股新鴻基股份(按新鴻基股份於二零零二年十一月一日之收市價每股0.8港元計，市值合共216,428,000.00港元)(佔新鴻基之已發行股本總額約17.99%)，並向新鴻基作出不可撤回承諾，就Gold Chopsticks現時持有新鴻基之股權交付最少152,760,720股新鴻基股份(佔新鴻基現時之已發行股本約10.16%)，或額外新鴻基股份數目，以確保其所持新鴻基股權會因購回建議而被降低至不多於9.9%。

經考慮購回建議之條款，在現時經濟及股票市場之狀況，本公司視購回建議及發出不可撤回承諾為本公司對其於新鴻基之長期投資變賣之機會。根據不可撤回承諾，Gold Chopsticks分別向新鴻基及新鴻基國際承諾(其中包括)：—

(a) 會交付或促使交付以供接納，就其現時之股權不少於152,760,720股新鴻基股份，或根據購回建議之條款之額外新鴻基股份數目，以確保其所持新鴻基之股權百分比，會因購回建議而被降低至不多於9.9%；

(b) 如未能遵守上述承諾，則不可撤回地授權新鴻基(與新鴻基國際達成協定除外)視不可撤回承諾為Gold Chopsticks及／或其代理人交付152,760,720股新鴻基股份，及上述其現有股權所涉及之額外新鴻基股份；

下表載述新鴻基集團截至二零零一年十二月三十一日止兩個年度各年之經審核綜合業績及新鴻基集團截至二零零二年六月三十日止六個月之未經審核綜合中期業績：—

	(未經審核) 截至二零零二年六月三十日止六個月 千港元	(經審核) 截至十二月三十一日止年度 二零零一年 千港元	二零零零年 千港元
營業額	288,556	624,140	619,614
除稅前溢利	125,785	254,132	148,094
股東應佔溢利	103,608	220,220	124,967
每股盈利			
—基本	6.9仙	14.6仙	10.7仙
—攤薄	不適用	不適用	不適用
新鴻基之綜合股東資金	4,576,574	4,488,511	4,272,292

本集團之主要業務

本公司為一間投資控股公司，透過其附屬公司從事銷售及分銷電訊及資訊科技產品與設備、智能大廈系統集成及策略性投資。

一般資料

根據上市規則，該交易構成本公司之一項須予披露交易。本公司將盡快向股東寄發載有(其中包括)該交易詳情之通函。

釋義

「接納股東」	指	透過按購回價交付股份而接納購回建議之合資格股東
「公佈」	指	於二零零二年十一月十二日，新鴻基發表有關購回建議之公佈
「該等條件」	指	公佈所載之條件
「董事」	指	本公司之董事

交付152,760,720股新鴻基股份，及上述其現有股權所涉及之額外新鴻基股份；

(c) 就其現有股權之270,535,000股新鴻基股份，將於購回建議截止日期辦公時間結束時，維持以相同人士之名義登記，即現時各自所登記者；及

(d) 由作出不可撤回承諾當日起，直至交付股份之最後時間(包括該日)為止，其不會及會促使其或其任何聯繫人(定義見上市規則，不論是直接或間接聯繫人)控制之各公司，不得在未經新鴻基國際書面同意之前收購、出售或轉讓任何新鴻基股份或當中任何權益(除履行其於本公佈所述承諾外)。

若購回建議不能成為無條件，則本公司及Gold Chopsticks現擬將其現有新鴻基股權，繼續持作長期投資用途。

根據本公司於二零零二年六月三十日之未經審核綜合賬目，該等152,760,720股新鴻基股份之賬面值約為160,000,000港元。有關變賣上述152,760,720股新鴻基股份之長期投資之估計虧損約為63,000,000港元，惟有待本財政年度之審核，方可作實。

代價

根據購回建議條款，交付股份將以每股新鴻基股份1.30港元(將以現金支付0.30港元及以債款票據支付1.00港元)之價格(「購回價」)獲邀請。根據購回建議及不可撤回承諾，按Gold Chopsticks交付及新鴻基接納之152,760,720股新鴻基股份計算，預期於二零零三年一月三十日，Gold Chopsticks將收取代價合共198,588,936.00港元，當中包括現金繳款45,828,216.00港元及債款票據152,760,720.00港元。

債款票據之主要條款如下：—

發行： 債款票據將按每份1.00港元之面值發行。按購回建議以股數上限獲全數接納之基準計算，325,600,000份總值325,600,000港元之債款票據將予發行。

期限： 債款票據會於二零零八年一月三十日到期。債款票據將於二零零八年一月三十日自動獲贖回或可由新鴻基選擇在該日期前任何時間內發出一個月書面通知後贖回，在此兩種情況下，均按票據之本金額加上應計利息以贖回。

利息： 債款票據將按本金額以365日基準並以年利率4厘計息，有關利息將於每半年完結時(即六月三十日及十二月三十一日)以港元支付，而第一期利息將於二零零三年六月三十日支付。

上市地位： 為向債款票據持有人提供流通性，新鴻基之董事會將於購回建議截止後之較後日期，考慮會否將債款票據在聯交所或另一認可證券交易所上市。

零碎單位： 預期債款票據將不會因購回建議而產生零碎單位。

購回價亦適用於Gold Chopsticks根據不可撤回承諾或會交付就Gold Chopsticks所持新鴻基股權涉及之額外新鴻基股份(除由上述152,760,720股新鴻基股份外)。

所得款項之預期用途

董事現無任何特定計劃如何使用就購回建議而將向新鴻基收取之所得現金款項約為45,828,216.00港元(根據Gold Chopsticks交付152,760,720股新鴻基股份，而新鴻基接納所交付之股份計算)。董事擬將該筆來自變現於新鴻基之長期投資之所得款項，用作本公司及其附屬公司之額外一般營運資金。

新鴻基集團之資料

新鴻基之主要業務為控股投資新鴻基集團之附屬公司之主要業務包括證券、外滙、黃金、商品及期貨經紀、提供網上金融服務及網上即時財經資訊、借貸(包括提供有期借貸)、證券孖展融資、企業財務、即時財務策劃及資產管理、物業投資及保險顧問。

「該等條件」	指	公佈所載之條件
「董事」	指	本公司之董事
「股東特別大會」	指	新鴻基將就購回建議而召開之股東特別大會
「Gold Chopsticks」	指	Gold Chopsticks Limited，於英屬處女群島註冊成立之公司，為本公司之間接全資附屬公司
「港元」	指	香港法定貨幣，港元
「香港」	指	中國香港特別行政區
「獨立股東」	指	新鴻基之股東，不包括Gold Chopsticks及根據購回守則可能須放棄投票之任何其他人士
「不可撤回承諾」	指	於二零零二年十一月十二日，Gold Chopsticks向新鴻基及新鴻基國際作出不可撤回承諾，交付最少152,760,720股新鴻基股份
「最後實際可行日期」	指	二零零二年十一月十二日，即刊登公佈前為確定公佈所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「債款票據」	指	發行面值1.00港元之債款票據予接納股東作為購回價之一部份
「股數上限」	指	根據購回建議將購回新鴻基股份之股數上限，即合共325,600,000股新鴻基股份(佔於最後實際可行日期已發行新鴻基股份約21.65%)
「購回建議」	指	新鴻基提呈之購回建議，向全體合資格股東購回彼等交付之最多達325,600,000股新鴻基股份(合共佔新鴻基於最後實際可行日期之已發行股本約21.65%)
「購回價」	指	每股新鴻基股份1.30港元，即獲邀交付股份時所依據之購回價格
「中國」	指	中華人民共和國
「合資格股東」	指	於購回建議截止(現預期為二零零三年一月二十日下午四時正)時，名列股東名冊之新鴻基股東(不包括股東名冊所示地址為香港以外地區之海外股東)
「股東名冊」	指	根據證券(披露權益)條例第16(1)條，新鴻基存置之股東名冊
「購回守則」	指	香港股份購回守則
「聯交所」	指	香港聯合交易所有限公司
「新鴻基集團」	指	新鴻基及其附屬公司
「新鴻基國際」	指	新鴻基國際有限公司，新鴻基之間接全資附屬公司(根據證券條例之獲豁免交易商及註冊投資顧問)為新鴻基有關購回建議之財務顧問
「新鴻基股份」	指	新鴻基股本中每股面值0.20港元之股份
「新鴻基」	指	新鴻基有限公司，於香港註冊成立之有限公司，其證券於聯交所上市
「交付股份」	指	新鴻基根據購回建議，購回合資格股東按購回價交付之新鴻基股份

承董事會命
中國網絡(百慕達)有限公司
主席
莊淑潤

香港，二零零二年十一月十二日

• *中文名稱僅供識別*

4th December, 2002
The Standard

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION
EXTENSION TO DESPATCH CIRCULAR

China Online (Bermuda) Limited (the "Company") announces that application has been made to The Stock Exchange of Hong Kong Limited ("Stock Exchange") to postpone the date of despatch of a circular setting out further details of the discloseable transaction referred to in the Company's announcement dated 12th November, 2002 from Wednesday, 4th December, 2002 to Monday, 16th December, 2002.

The board of directors (the "Board") of the Company refers to the announcement dated 12th November, 2002 issued by the Company in relation to Discloseable Transaction concerning an irrevocable undertaking given by Gold Chopsticks Limited, an indirect wholly-owned subsidiary of the Company, to Sun Hung Kai & Co. Limited ("SHK") and Sun Hung Kai International Limited (the "Announcement"). Terms used herein shall bear the same meanings as in the Announcement.

Under Rule 14.13(2) of the Rules Governing the Listing of Securities on the Stock Exchange, within 21 days of publication of the Announcement, the Company is required to send to its shareholders and the Stock Exchange a circular ("Circular") containing further details of the Discloseable Transaction.

Further to the Announcement, the Board wishes to advise that SHK has recently informed the Company that the details of the circular of SHK ("SHK's Circular") to be issued in respect of the Offer are yet to be finalized. Since details of the Offer are to be included in the Circular to be issued by the Company with respect to the Discloseable Transaction and in order to ensure accurate and correct disclosure of the details of the Offer in the Circular, the Board has decided to publish the Circular after SHK has finalized the details of the SHK's Circular which is expected to be on or about Monday, 16th December, 2002. Accordingly, the Company has made an application to the Stock Exchange for an extension of time to despatch the Circular to its shareholders from Wednesday, 4th December, 2002 to on or before Monday, 16th December, 2002.

By order of the Board
China Online (Bermuda) Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 3rd December, 2002

Hong Kong Economic Times

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

China Online (Bermuda) Limited

中國網絡(百慕達)有限公司*

(於百慕達註冊成立之有限公司)

須予披露交易
延期寄發通函

中國網絡(百慕達)有限公司(「本公司」)宣佈，本公司已向香港聯合交易所有限公司(「聯交所」)申請延遲寄發一本載有本公司於二零零二年十一月十二日之公佈所述須予披露交易詳情之通函，由二零零二年十二月四日(星期三)延至二零零二年十二月十六日(星期一)。

本公司董事會(「董事會」)提述本公司於二零零二年十一月十二日就本公司之間接全資附屬公司Gold Chopsticks Limited向新鴻基有限公司(「新鴻基」)及新鴻基國際有限公司作出之不可撤回承諾而發出有關須予披露交易之公佈(「該公佈」)。本公佈所使用之詞彙與該公佈所使用者具相同涵義。

根據聯交所證券上市規則第14.13(2)條，本公司須於該公佈刊發日期後二十一日內，向股東及聯交所寄發載有須予披露交易詳情之通函(「通函」)。

在該公佈後，董事會謹此指出，新鴻基近期已知會本公司，就購回建議將刊發之新鴻基通函(「新鴻基通函」)之詳情尚未落實。由於購回建議之詳情將載列於本公司就須予披露交易而將發出之通函內，及為確保通函所載之購回建議詳情真確無誤，董事會決定待新鴻基落實新鴻基通函之詳情後(預計約於二零零二年十二月十六日(星期一))才發出通函。因此，本公司已經向聯交所申請將向其股東寄發通函之日期由二零零二年十二月四日(星期三)延至二零零二年十二月十六日(星期一)或之前。

承董事會命
中國網絡(百慕達)有限公司
公司秘書
馮靖文

香港，二零零二年十二月三日

* 中文名稱僅供識別

17th December, 2002

The Standard

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION
EXTENSION TO DESPATCH CIRCULAR

China Online (Bermuda) Limited (the "Company") announces that a further application has been made to The Stock Exchange of Hong Kong Limited ("Stock Exchange") to postpone the date of despatch of a circular setting out further details of the discloseable transaction referred to in the Company's announcement dated 12th November, 2002 from Monday, 16th December, 2002 to Monday, 6th January, 2003.

The board of directors (the "Board") of the Company refers to the announcement dated 3rd December, 2002 issued by the Company in relation to postponement to issue a circular ("Circular") in respect of Discloseable Transaction concerning an irrevocable undertaking given by Gold Chopsticks Limited, an indirect wholly-owned subsidiary of the Company, to Sun Hung Kai & Co. Limited ("SHK") and Sun Hung Kai International Limited (the "Announcement") from Wednesday, 4th December, 2002 to Monday, 16th December, 2002. Terms used herein shall bear the same meanings as in the Announcement.

Under Rule 14.13(2) of the Rules Governing the Listing of Securities on the Stock Exchange, within 21 days of publication of the Announcement, the Company is required to send to its shareholders and the Stock Exchange the Circular containing further details of the Discloseable Transaction.

Further to the Announcement, the Company was granted an extension from Wednesday, 4th December, 2002 up to Monday, 16th December, 2002 to issue the Circular. The Board wishes to advise that SHK has recently informed the Company that the details of the circular of SHK ("SHK's Circular") to be issued in respect of the Offer are yet to be finalized. Since details of the Offer are to be included in the Circular to be issued by the Company with respect to the Discloseable Transaction and in order to ensure accurate and correct disclosure of the details of the Offer in the Circular, the Board has decided to publish the Circular after SHK has finalized the details of the SHK's Circular which, according to SHK, is expected to be on or about Monday, 6th January, 2003. Accordingly, the Company has made an application to the Stock Exchange for an extension of time to despatch the Circular to its shareholders from Monday, 16th December, 2002 to on or before Monday, 6th January, 2003.

By order of the Board
China Online (Bermuda) Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 16th December, 2002

Hong Kong Economic Times

China Online (Bermuda) Limited

中國網絡(百慕達)有限公司*

(於百慕達註冊成立之有限公司)

須予披露交易
延期寄發通函

中國網絡(百慕達)有限公司(「本公司」)宣佈，本公司已向香港聯合交易所有限公司(「聯交所」)申請進一步延遲寄發一本載有本公司於二零零二年十一月十二日之公佈所述須予披露交易詳情之通函，由二零零二年十二月十六日(星期一)延至二零零三年一月六日(星期一)。

本公司董事會(「董事會」)提述本公司於二零零二年十二月三日就有關延遲寄發關於本公司之間接全資附屬公司Gold Chopsticks Limited向新鴻基有限公司(「新鴻基」)及新鴻基國際有限公司作出之不可撤回承諾之須予披露交易之通函(「通函」)，由二零零二年十二月四日(星期三)延至二零零二年十二月十六日(星期一)而發出之公佈(「該公佈」)。本公佈所使用之詞彙與該公佈所使用者具相同涵義。

根據聯交所證券上市規則第14.13(2)條，本公司須於該公佈刊發日期後二十一日內，向其股東及聯交所寄發載有須予披露交易詳情之通函。

在該公佈後，本公司獲延期印發通函，由二零零二年十二月四日(星期三)延至二零零二年十二月十六日(星期一)。董事會謹此指出，新鴻基近期已知會本公司，就購回建議將刊發之新鴻基通函(「新鴻基通函」)之詳情尚未落實。由於購回建議之詳情將載列於本公司就須予披露交易而將發出之通函內，及為確保通函所載之購回建議詳情真確無誤，董事會決定待新鴻基落實新鴻基通函之詳情後才發出通函。按新鴻基之資料，預計約於二零零三年一月六日(星期一)或前後發出新鴻基通函。因此，本公司已經向聯交所申請將向其股東寄發通函之日期由二零零二年十二月十六日(星期一)延至二零零三年一月六日(星期一)或之前。

承董事會命
中國網絡(百慕達)有限公司
公司秘書
馮靖文

香港，二零零二年十二月十六日

* 中文名稱僅供識別

7th January, 2003

The Standard

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION
EXTENSION TO DESPATCH CIRCULAR

China Online (Bermuda) Limited (the "Company") announces that a further application has been made to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") to postpone the date of despatch of a circular setting out further details of the discloseable transaction referred to in the Company's announcement dated 12th November, 2002 (the "Announcement") from Monday, 6th January, 2003 to Thursday, 16th January, 2003.

The board of directors (the "Board") of the Company refers to the announcement dated 16th December, 2002 issued by the Company in relation to postponement to issue a circular (the "Circular") in respect of Discloseable Transaction concerning an irrevocable undertaking given by Gold Chopsticks Limited, an indirect wholly-owned subsidiary of the Company, to Sun Hung Kai & Co. Limited ("SHK") and Sun Hung Kai International Limited from Monday, 16th December, 2002 to Monday, 6th January, 2003. Terms used herein shall bear the same meanings as in the Announcement.

Under Rule 14.13(2) of the Rules Governing the Listing of Securities on the Stock Exchange, within 21 days of publication of the Announcement, the Company is required to send to its shareholders and the Stock Exchange the Circular containing further details of the Discloseable Transaction.

Further to the announcement of the Company dated 16th December, 2002, the Company was granted an extension from Monday, 16th December, 2002 to Monday, 6th January, 2003 to issue the Circular. The Board wishes to advise that SHK has recently informed the Company that the details of the circular of SHK ("SHK's Circular") to be issued in respect of the Offer are yet to be finalized. Since details of the Offer are to be included in the Circular to be issued by the Company with respect to the Discloseable Transaction and in order to ensure accurate and correct disclosure of the details of the Offer in the Circular, the Board has decided to publish the Circular after SHK has finalized the details of the SHK's Circular which, according to SHK, is expected to be on or before Thursday, 16th January, 2003. Accordingly, the Company has made an application to the Stock Exchange for a further extension of time to despatch the Circular to its shareholders from Monday, 6th January, 2003 to on or before Thursday, 16th January, 2003.

By order of the Board
China Online (Bermuda) Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 6th January, 2003

Hong Kong Economic Times

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

China Online (Bermuda) Limited

中國網絡(百慕達)有限公司*

(於百慕達註冊成立之有限公司)

須予披露交易
延期寄發通函

中國網絡(百慕達)有限公司(「本公司」)宣佈，本公司已向香港聯合交易所有限公司(「聯交所」)申請進一步延遲寄發一本載有本公司於二零零二年十一月十二日之公佈(「該公佈」)所述須予披露交易詳情之通函，由二零零三年一月六日(星期一)延至二零零三年一月十六日(星期四)。

本公司董事會(「董事會」)提述本公司於二零零二年十二月十六日就有關延遲寄發關於本公司之間接全資附屬公司Gold Chopsticks Limited向新鴻基有限公司(「新鴻基」)及新鴻基國際有限公司作出之不可撤回承諾之須予披露交易之通函(「通函」)，由二零零二年十二月十六日(星期一)延至二零零三年一月六日(星期一)而發出之公佈。本公佈所使用之詞彙與該公佈所使用者具相同涵義。

根據聯交所證券上市規則第14.13(2)條，本公司須於該公佈刊發日期後二十一日內，向其股東及聯交所寄發載有須予披露交易詳情之通函。

在本公司於二零零二年十二月十六日之公佈後，本公司獲延期印發通函，由二零零二年十二月十六日(星期一)延至二零零三年一月六日(星期一)。董事會謹此指出，新鴻基近期已知會本公司，就購回建議將刊發之新鴻基通函(「新鴻基通函」)之詳情尚未落實。由於購回建議之詳情將載列於本公司就須予披露交易而將發出之通函內，及為確保通函所載之購回建議詳情真確無誤，董事會決定待新鴻基落實新鴻基通函之詳情後才發出通函。按新鴻基之資料，預計約於二零零三年一月十六日(星期四)或之前發出新鴻基通函。因此，本公司已經向聯交所申請將向其股東寄發通函之日期由二零零三年一月六日(星期一)延至二零零三年一月十六日(星期四)或之前。

承董事會命
中國網絡(百慕達)有限公司
公司秘書
馮靖文

香港，二零零三年一月六日

* 中文名稱僅供識別

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in China Online (Bermuda) Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION

16th January, 2003

CONTENTS

In this circular, unless otherwise specified, the following words and expressions shall have the same meanings set out below:

"Accepting Shareholders"	Qualifying Shareholders who tender SHK Shares for acceptance under the Offer by making Tenders at the Offer Price
"Board"	the board of Directors
"Company"	China Online (Bermuda) Limited, an exempted company incorporated in Bermuda with limited liability and whose shares are listed on the Stock Exchange
"Condition"	the condition to which the Offer is subject
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of Sun Hung Kai to be convened in connection with the Offer on 12th February, 2003 or any adjournment or postponement thereof
"Excluded Jurisdiction(s)"	any jurisdiction(s) where, by the terms of the Offer, the Offer is excluded or the laws of which prohibit the making of the Offer to the relevant SHK Shareholder in that jurisdiction or otherwise require Sun Hung Kai to comply with additional requirements which are (in the opinion of the directors of Sun Hung Kai, but subject to the prior consent of the Executive) unduly onerous or burdensome, having regard to the number of SHK Shareholders involved in that jurisdiction and their shareholdings in Sun Hung Kai. For the purposes of the Offer, the US, Canada and Malaysia are Excluded Jurisdictions
"Excluded Shareholders"	any Overseas Shareholders whose address, as shown on the Register at the time of submission of his or her acceptance in respect of the Offer or at the latest time for submission of acceptance in respect of the Offer or otherwise whose residence at such time(s), is located in an Excluded Jurisdiction and for the avoidance of doubt, all US persons (as defined under US securities laws) and residents of Canada and Malaysia are Excluded Shareholders
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of the Executive Director
"Gold Chopsticks"	Gold Chopsticks Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Shareholders"	SHK Shareholders other than Gold Chopsticks (and any other persons who may be required to abstain from voting in accordance with the Repurchase Code)
"Irrevocable Undertaking"	the irrevocable undertaking signed by Gold Chopsticks on 12th November, 2002 in favour of Sun Hung Kai and SHKIL to tender at least 152,760,720 SHK Shares
"Latest Acceptance Time"	4:00 p.m. on the fourteenth day after the Offer has become unconditional (expected to be on Wednesday, 26th February, 2003), or such later time and date as Sun Hung Kai may (with the prior consent of the Executive) decide and announce, being the latest time for submission of acceptances by Qualifying Shareholders under the Offer

"Latest Practicable Date"	10th January, 2003, being the latest practicable date prior to the printing of this circular for inclusion of certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan Notes"	the loan notes with a face value of HK$1.00 each to be issued to Accepting Shareholders as part of the Offer Price and under which Sun Hung Kai will pay to the holder of each loan note an amount equivalent to its face value on the date of its maturity subject to the terms of the loan note instrument
"Maximum Number"	the maximum number of SHK Shares to be repurchased pursuant to the Offer, being 325,600,000 SHK Shares in aggregate
"Offer"	the offer by Sun Hung Kai to repurchase SHK Shares from all Qualifying Shareholders by way of Tenders, up to in aggregate the Maximum Number
"Offer Price"	HK$1.30 per SHK Share, being the repurchase price at which Tenders are invited
"Overseas Shareholders"	SHK Shareholders whose addresses, as shown in the Register, are outside Hong Kong
"PRC"	the People's Republic of China
"Qualifying Shareholders"	SHK Shareholders, other than Excluded Shareholders, whose names appear on the Register at the Latest Acceptance Time, which is currently expected to be 4:00 p.m. on 26th February, 2003
"Register"	the register of members of Sun Hung Kai
"Repurchase Code"	the Hong Kong Code on Share Repurchases
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sun Hung Kai Group"	Sun Hung Kai and its subsidiaries
"SHKIL"	Sun Hung Kai International Limited, an indirect wholly-owned subsidiary of Sun Hung Kai which is an exempt dealer and an investment adviser registered under the Securities Ordinance, being the financial adviser to Sun Hung Kai in respect of the Offer
"SHK Shareholder(s)"	holder(s) of SHK Shares
"SHK Share(s)"	share(s) of HK$0.20 each in the share capital of Sun Hung Kai
"Sun Hung Kai"	Sun Hung Kai & Co. Limited, a company incorporated in Hong Kong with limited liability, the securities of which are listed on the Stock Exchange
"Tenders"	tenders of SHK Shares at the Offer Price by Qualifying Shareholders for repurchase by Sun Hung Kai under the Offer
"US"	the United States of America

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

Board of Directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin
Mr. Cheng Mo Chi, Moses #
Mr. Tan Shao Hua #
Mr. Lo Wai On #

Independent Non-executive Director

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Head office and principal place of business in Hong Kong
47/F., China Online Centre
333 Lockhart Road
Wan Chai
Hong Kong

16th January, 2003

To the shareholders and the warrantholders of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

1. INTRODUCTION

On 12th November, 2002, the Company announced that Gold Chopsticks, an indirect wholly-owned subsidiary of the Company and currently holding 270,535,000 SHK Shares, representing approximately 17.99% of the total issued share capital of Sun Hung Kai, gave the Irrevocable Undertaking to Sun Hung Kai on 12th November, 2002 to tender at least 152,760,720 SHK Shares, representing approximately 10.16% of the present issued share capital of Sun Hung Kai, for acceptance under the Offer. Pursuant to the Listing Rules, the transaction constitutes a discloseable transaction for the Company.

Reference is also made to the announcements of the Company dated 3rd and 16th December, 2002 and 6th January, 2003 in which the Company announced that the despatch of this circular would be postponed after Sun Hung Kai has finalized the details of the circular of Sun Hung Kai in respect of the Offer which is expected to be on or before Thursday, 16th January, 2003. Accordingly, the Company has made applications to the Stock Exchange for further extension of time to despatch this circular to shareholders of the Company from Wednesday, 4th December, 2002 to on or before Thursday, 16th January, 2003.

2. OFFER

Sun Hung Kai announced on 12th November, 2002 that a conditional offer will be made by SHKIL on behalf of Sun Hung Kai to repurchase up to 325,600,000 SHK Shares, representing approximately 21.65% of the total issued share capital of Sun Hung Kai as at the Latest Practicable Date, subject to the Condition.

The Offer will be conditional only upon the approval of the Offer and the issue of the Loan Notes by the Independent Shareholders voting at the EGM which will be held on 12th February, 2003. Gold Chopsticks is the only shareholder which will abstain from voting at the EGM on the resolutions to approve the Offer and the issue of the Loan Notes.

3. PARTICULARS OF ASSETS DISPOSED

Gold Chopsticks, currently holding 270,535,000 SHK Shares (with an aggregate market value of HK$216,428,000.00 based on the market closing price of HK$0.80 per SHK Share on 1st November, 2002) representing approximately 17.99% of the total issued share capital of Sun Hung Kai, has given the Irrevocable Undertaking to Sun Hung Kai to tender at least 152,760,720 SHK Shares (with an aggregate market value of HK$122,208,576.00 based on the market closing price of HK$0.80 per SHK Share on 1st November, 2002) representing approximately 10.16% of the present issued share capital of Sun Hung Kai or such additional number of SHK Shares in respect of Gold Chopsticks' current shareholding in Sun Hung Kai to ensure its shareholding in Sun Hung Kai would be reduced to not more than 9.9% as a result of the Offer.

Pursuant to the Irrevocable Undertaking, Gold Chopsticks undertakes to each of Sun Hung Kai and SHKIL, inter alia:-

(a) to tender or procure the tender for acceptance of not less than 152,760,720 SHK Shares or such additional number of SHK Shares in respect of its current shareholding pursuant to the terms of the Offer to ensure its shareholding percentage in Sun Hung Kai would be reduced to not more than 9.9% as a result of the Offer;

(b) in the event that it should fail to comply with the undertaking as aforesaid, it irrevocably authorises Sun Hung Kai (unless otherwise agreed with SHKIL) to treat the Irrevocable Undertaking as a tender by Gold Chopsticks and/or its nominees for 152,760,720 SHK Shares and such additional SHK Shares in respect of its current shareholding as mentioned aforesaid;

(c) that the 270,535,000 SHK Shares comprised in its current shareholding will remain registered in the same names at the close of business on the closing date of the Offer as those in which they are now respectively registered; and

(d) that it shall not, and shall procure that companies controlled by it or any of its associates (as defined in the Listing Rules, whether directly or indirectly) shall not, without the prior written consent of SHKIL, acquire, dispose of or transfer any SHK Shares or any interests therein (except in performance of its undertakings therein) from the date of the Irrevocable Undertaking up to and including the latest time for submission of Tenders.

In the event that the Offer does not become unconditional, it is the current intention of the Company and Gold Chopsticks to continue to hold its current shareholding in Sun Hung Kai as long term investment.

Based on the unaudited consolidated accounts of the Company as at 30th June, 2002, the book carrying value of 152,760,720 SHK Shares is approximately HK$160 million. The estimated loss (before and after tax) on realization of long term investment in respect of the said 152,760,720 SHK Shares is approximately HK$63 million subject to audit for the financial year ended 31st December, 2002.

4. CONSIDERATION

Pursuant to the terms of the Offer, Tenders will be invited at the price of HK$1.30 per SHK Share which will be paid as to HK$0.30 in cash and as to HK$1.00 in Loan Notes (the "Offer Price"). Under the Offer and pursuant to the Irrevocable Undertaking, on the basis that 152,760,720 SHK Shares are tendered by Gold Chopsticks and accepted by Sun Hung Kai, it is expected that Gold Chopsticks will receive an aggregate consideration of HK$198,588,936.00 which consists of a cash payment of HK$45,828,216.00 and a loan note of HK$152,760,720.00 on 7th March, 2003.

The principal terms of the Loan Notes are as follows:-

Issue: The Loan Notes will be issued in denominations of HK$1.00 each. On the basis that the Offer in Maximum Number is fully accepted, 325,600,000 Loan Notes with an aggregate value of HK$325.60 million will be issued.

Term: The Loan Notes are due to mature on 7th March, 2008. The Loan Notes will automatically be redeemed on 7th March, 2008 or at the option of Sun Hung Kai at any time prior to such date (in whole or in part) on the giving of one month's written notice by Sun Hung Kai, in both cases at their principal amount then outstanding plus accrued interest.

Interest: The Loan Notes will bear interest from the date of issue up to but excluding 7th March, 2008 at a rate of 4% per annum on the principal amount then outstanding and such interest will be paid half yearly (on 30th June and 31st December) in arrears in Hong Kong dollars with the first interest payment on 30th June, 2003. Interest will be rounded down to 2 decimal figures. A final payment of interest due on the principal amount of Loan Notes then outstanding will be made (together with repayment of the principal amount of Loan Notes then outstanding) on 7th March, 2008 in respect of interest accrued during the period from 1st January, 2008 to 6th March, 2008 inclusive.

Listing: In order to provide liquidity for holders of the Loan Notes, the board of directors of Sun Hung Kai will consider, at a later date following the close of the Offer, whether to seek a listing of the Loan Notes on the Stock Exchange or another recognised stock exchange. However, as the number of acceptances of the Offer cannot be ascertained before the close of the Offer, Sun Hung Kai cannot ascertain whether or not the Loan Notes can fulfill the listing requirements of the Stock Exchange. Accordingly, Sun Hung Kai will explore the possibility of listing the Loan Notes on the Stock Exchange or another recognised stock exchange after completion of the Offer, and reserves the right to seek a listing of the Loan Notes or not to

seek a listing, as the case may be. If a listing is being sought by the board of directors of Sun Hung Kai, a further announcement in this respect will be made by Sun Hung Kai at the relevant time.

Transfer, transmission and registration:	The Loan Notes shall be transferable in integral multiples of HK$1.00 by instrument of transfer in any usual or common form or such other form as may be approved by the directors of Sun Hung Kai or, where the Loan Notes are subsequently listed on the Stock Exchange (or other recognised exchange) and the transferor or the transferee is HKSCC Nominees Limited, the transfers may be executed by machine imprinted signature or under the hand of an authorised person. Sun Hung Kai shall maintain a register of holders of the Loan Notes in the jurisdiction where the Stock Exchange for the time being is situate. The instrument constituting the Loan Notes contains provisions relating to the transfer, transmission and registration of the Loan Notes. Transfers of the Loan Notes must be executed by both the transferor and the transferee and any stamp duty payable thereon will be payable by the transferor and/or the transferee only and not Sun Hung Kai.
Fractions:	No fraction of a Loan Note is expected to arise from the Offer.
Certificates:	Each Accepting Shareholder will receive one Loan Note certificate representing the aggregate holding of Loan Notes payable to him under the Offer.

The Offer Price also applies to such additional SHK Shares (in addition to the 152,760,720 SHK Shares mentioned aforesaid) in respect of Gold Chopsticks' shareholding in Sun Hung Kai as may be tendered by Gold Chopsticks pursuant to the Irrevocable Undertaking.

5. REASONS FOR GIVING THE IRREVOCABLE UNDERTAKING

Having considered the terms of the Offer, the Company regards the Offer and the issue of the Irrevocable Undertaking as an opportunity for the Company to unwind part of its long term investment in Sun Hung Kai under the prevailing economic and stock market conditions.

6. INTENDED APPLICATION OF THE PROCEEDS

The Directors currently do not have any specific plans as to how to apply the cash proceeds, of approximately HK$45,828,216.00 (on the basis that 152,760,720 SHK Shares are tendered by Gold Chopsticks and accepted by Sun Hung Kai), to be received from Sun Hung Kai in respect of the Offer. It is the intention of the Directors that such proceeds from the realisation of part of the long term investment in Sun Hung Kai will be applied as additional general working capital of the Group.

7. INFORMATION ON SUN HUNG KAI GROUP

The principal activity of Sun Hung Kai is investment holding. The principal activities of the subsidiaries of Sun Hung Kai Group include securities, forex, bullion, commodities and futures broking, provision of online financial services and online financial information distribution, money lending including the provision of term loans, share margin financing, corporate finance, financial planning and wealth management, property investment and insurance consultancy.

The following table sets out a summary of the audited consolidated results of Sun Hung Kai Group for each of the two years ended 31st December, 2001 and the unaudited consolidated interim results of Sun Hung Kai Group for the six months ended 30th June, 2002:

	(Unaudited) For the six months ended 30th June, 2002	(Audited) For the year ended 31st December, 2001	2000
	HK$'000	*HK$'000*	*HK$'000*
Turnover	288,556	624,140	619,614
Profit before taxation	125,785	254,132	148,094
Profit attributable to SHK Shareholders	103,608	220,220	124,967
Earnings per share			
- Basic	6.9 cents	14.6 cents	10.7 cents
- Diluted	N/A	N/A	N/A
Sun Hung Kai's consolidated shareholders' funds	4,576,574	4,488,511	4,272,292

8. PRINCIPAL BUSINESS ACTIVITIES OF THE GROUP

The Company is an investment holding company and through its subsidiaries engaged in sale and distribution of telecommunication and information technology products and equipments, intelligent building system integration and strategic investments.

9. GENERAL

Pursuant to the Listing Rules, the transaction constitutes a discloseable transaction for the Company.

10. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix which forms part of this circular.

Yours faithfully,
By order of the Board
China Online (Bermuda) Limited
Chong Sok Un
Chairman

1. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of providing information with regard to the discloseable transaction and the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of the Directors and chief executives of the Company in the equity or debt securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including any interests which any such Directors and chief executives of the Company would be deemed or taken to have under Section 31 of, or Part 1 of the Schedule to, the SDI Ordinance) or which were required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies are as follows:-

Name	Personal Interests	Family Interests	Corporate Interests	Other Interests
Ms. Chong Sok Un ("Ms. Chong") *(Note)*	Nil	Nil	2,631,200,000 shares and 273,840,000 warrants	Nil

Note: The 2,631,200,000 shares of the Company and 273,840,000 warrants of the Company are held by Vigor Online Offshore Limited ("Vigor Online"), a 67.7% owned subsidiary of China Spirit Limited ("China Spirit") in which Ms. Chong maintains a beneficial interest of 100%.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests in any securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including any interests which any such Directors and chief executives would be deemed or taken to have under Section 31 of, or Part 1 of the Schedule to, the SDI Ordinance) or which were required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as is known to the Directors, as based upon the register kept by the Company pursuant to Section 16(1) of the SDI Ordinance, the following persons were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:-

Name	Number of shares held	%
Ms. Chong *(Note)*	2,631,200,000	28.33
China Spirit *(Note)*	2,631,200,000	28.33
Vigor Online	2,631,200,000	28.33

Note : Vigor Online is a 67.7% owned subsidiary of China Spirit in which Ms. Chong maintains a beneficial interest of 100%. Accordingly, China Spirit and Ms. Chong were deemed by the SDI Ordinance to be interested in 2,631,200,000 shares.

Save as disclosed above, the Directors are not aware of any other persons who were, as at the Latest Practicable Date, directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

4. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

Save as disclosed below, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or claims of material importance and so far as the Directors are aware, no litigation or claims of material importance were pending or threatened by or against any member of the Group:-

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000.00 (equivalent to approximately HK$15,305,000.00) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. Both Digital TV and STSL are unrelated to nCube which was only a supplier of MediaCube 3000 systems to Digital TV. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim. Digital TV filed a defence on 14th December, 1998 and nCube had failed to take further action since that date. As at the Latest Practicable Date, there was no progress in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Hong Kong Companies Ordinance for the sum of approximately US$1,152,000.00 (equivalent to approximately HK$8,983,000.00) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4th May, 1999, the Court ordered Stellar One to pay HK$200,000.00 to the court as security for the costs of Digital TV on or before 7th May, 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$253,952.00. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

As at the Latest Practicable Date, Digital TV took legal advice and was advised that the arbitration proceedings had not commenced. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims.

6. MISCELLANEOUS

(i) The Secretary of the Company is Ms. Fung Ching Man, Ada, an associate member of The Institute of Chartered Secretaries and Administrators.

(ii) The registered office of the Company is situated at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda.

(iii) The branch share registrars of the Company in Hong Kong is Tengis Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

根據法律意見，數碼電視有合理依據就有關索償提出抗辯。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟於最後實際可行日期並無任何進展。

(b) Stellar One Corporation（「Stellar One」）根據香港公司條例第178條於一九九八年十一月，向數碼電視發出要求償還約1,152,000.00美元（約相當於8,983,000.00港元）之法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前支付200,000.00港元予法院，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費253,952.00港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

於最後實際可行日期，數碼電視已徵詢法律意見，有關仲裁訴訟並未展開。根據法律意見，數碼電視有合理依據就有關索償提出抗辯。

6. 其他事項

(i) 本公司之秘書為馮靖文女士，彼為英國特許秘書及行政人員公會會員。

(ii) 本公司之註冊辦事處為Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda。

(iii) 本公司之股份過戶登記處香港分處為登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

3. 主要股東

就董事所知，於最後實際可行日期，根據披露權益條例第16(1)條規定本公司存置之主要股東名冊所載，下列人士於股份中擁有於本集團任何成員公司之股東大會中在所有情形下之投票權之任何類別股份之股本面值10%以上權益：－

名稱	所持股份數目	持股百分比
莊女士（附註）	2,631,200,000	28.33%
China Spirit（附註）	2,631,200,000	28.33%
Vigor Online	2,631,200,000	28.33%

附註： Vigor Online為China Spirit擁有67.7%之附屬公司，而莊女士則擁有China Spirit 100%之實益權益。因此，根據披露權益條例，China Spirit及莊女士均被視為擁有2,631,200,000股股份之權益。

除上文所披露外，就董事所知，於最後實際可行日期，並無人士直接或間接擁有相當於本集團任何成員公司之股東大會中在所有情形下之投票權之任何類別股份之股本面值10%以上權益。

4. 董事之服務合約

於最後實際可行日期，各董事概無與本公司或其任何附屬公司訂立本集團不得於一年內終止而不給予補償（法定補償除外）之服務合約。

5. 訴訟

除下文披露外，於最後實際可行日期，本公司或其任何附屬公司概無牽涉任何重大訴訟或索償要求，而據董事所知，本集團任何成員公司亦無任何尚未了結或可能提出或面臨威脅之重大訴訟或索償要求：－

(a) 於一九九八年十一月，nCube Corporation（「nCube」）向本公司之附屬公司香港數碼電視有限公司（「數碼電視」，前稱星光互動電視有限公司）及Star Telecom Services Limited（「STSL」，前稱香港星光國際網絡有限公司）發出令狀，就指稱數碼電視向nCube購買兩套MediaCube 3000系統，提出索償約1,980,000.00美元（約相當於15,305,000.00港元）連同利息之款項。數碼電視及STSL均與nCube無關連，而nCube則只是供應MediaCube 3000系統予數碼電視之供應商。nCube對STSL提出索償乃以數碼電視與nCube之間之合約上之STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能要對nCube之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯，並已徵詢法律意見。

1. 責任聲明

本通函所載資料乃遵照上市規則所規定提供有關此須予披露之交易及本公司之資料。

董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，以致其所載之任何聲明有誤導成份。

2. 權益披露

於最後實際可行日期，下列本公司之董事及主要行政人員在本公司及其相聯法團（按披露權益條例之定義）之股本或債務證券中擁有根據披露權益條例第28條之規定須知會本公司及聯交所之權益（包括根據披露權益條例第31條或附件第一部任何有關本公司之董事及主要行政人員被視為或假設擁有之權益）或擁有根據披露權益條例第29條須記錄於本公司之登記名冊內之權益，或擁有根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：－

姓名	個人權益	家族權益	公司權益	其他權益
莊淑婉女士（「莊女士」）（附註）	無	無	2,631,200,000股股份及273,840,000份認股權證	無

附註： China Spirit Limited（「China Spirit」）擁有67.7%之附屬公司Vigor Online Offshore Limited（「Vigor Online」）持有2,631,200,000股本公司股份及273,840,000份本公司認股權證，而莊女士則擁有China Spirit 100%之實質權益。

除上文所披露外，於最後實際可行日期，各本公司之董事或主要行政人員概無於本公司或其任何相聯法團（按披露權益條例之定義）之證券中，擁有根據披露權益條例第28條須知會本公司及聯交所之任何證券權益（包括根據披露權益條例第31條或附件第一部任何該等董事或主要行政人員被視為或假設擁有之權益），亦無擁有根據披露權益條例第29條須記錄於該條例所指之登記名冊內之股本權益，或擁有根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益。

下表載述新鴻基集團截至二零零一年十二月三十一日止兩個年度各年之經審核綜合業績及新鴻基集團截至二零零二年六月三十日止六個月之未經審核綜合中期業績：

	（未經審核） 截至二零零二年 六月三十日止六個月 千港元	（經審核） 截至十二月三十一日止年度 二零零一年 千港元	 二零零零年 千港元
營業額	288,556	624,140	619,614
除稅前溢利	125,785	254,132	148,094
新鴻基股東應佔溢利	103,608	220,220	124,967
每股盈利			
— 基本	6.9仙	14.6仙	10.7仙
— 攤薄	不適用	不適用	不適用
新鴻基之綜合股東資金	4,576,574	4,488,511	4,272,292

8. 本集團之主要業務

本公司為一間投資控股公司，透過其附屬公司從事銷售及分銷電訊及資訊科技產品與設備、智能大廈系統集成及策略性投資。

9. 一般資料

根據上市規則，該交易構成本公司之一項須予披露交易。

10. 其他資料

閣下須留意本通函之附錄所載之其他資料。

此致

本公司列位股東及
列位認股權證之持有人　台照

承董事會命
中國網絡（百慕達）有限公司
主席
莊淑滉
謹啟

二零零三年一月十六日

易所上市之可能性，並保留尋求將債款票據上市或不尋求將其上市（視情況而定）之權利。倘新鴻基之董事會尋求將債款票據上市，新鴻基則會於適當時候就此另行再作公佈。

轉讓、過戶及登記： 債款票據可透過通常慣用之格式之轉讓文據、或新鴻基之董事另行批准之格式之轉讓文據按1.00港元之整數倍數轉讓，或如債款票據稍後於聯交所（或其他獲認可交易所）上市而轉讓人或承讓人為香港中央結算（代理人）有限公司，則該轉讓文據可以機印方式簽署或由授權人士簽署。新鴻基將在聯交所當時所在司法權區存置一份債款票據持有人登記冊。構成債款票據之文據載有關於債款票據轉讓、過戶及登記之規定，債款票據之轉讓文件必須由轉讓人與承讓人一同簽署，而就此應付之任何印花稅將僅由轉讓人及／或承讓人支付，而並非由新鴻基支付。

零碎單位： 預期債款票據將不會因購回建議而產生零碎單位。

證書： 各接納股東將會接獲一份相當於彼根據購回建議應得之債款票據總額之債款票據證書。

購回價亦適用於 Gold Chopsticks 根據不可撤回承諾或會交付就 Gold Chopsticks 所持新鴻基股權涉及之除上述 152,760,720 股新鴻基股份外之額外新鴻基股份。

5. 作出不可撤回承諾之原因

經考慮購回建議之條款，在現時經濟及股票市場之狀況，本公司視購回建議及發出不可撤回承諾為本公司變賣其於新鴻基之長期投資之機會。

6. 所得款項之預期用途

董事現無任何特定計劃如何使用就購回建議而將向新鴻基收取之所得現金款項約為45,828,216.00港元（根據 Gold Chopsticks 交付而獲新鴻基接納之 152,760,720 股新鴻基股份計算）。董事擬將該筆來自變現於新鴻基之長期投資之所得款項，用作本集團之額外一般營運資金。

7. 新鴻基集團之資料

新鴻基之主要業務為控股投資，新鴻基集團之附屬公司之主要業務包括證券、外滙、黃金、商品及期貨經紀、提供網上金融服務及網上即時財經資訊、借貸（包括提供有期借貸）、證券孖展融資、企業財務、即時財務策劃及資產管理、物業投資及保險顧問。

若購回建議不能成為無條件，則本公司及Gold Chopsticks現擬將其現有新鴻基股權，繼續持作長期投資用途。

根據本公司於二零零二年六月三十日之未經審核綜合賬目，該等152,760,720股新鴻基股份之賬面值約為160,000,000.00港元。有關變賣上述152,760,720股新鴻基股份之長期投資之估計（除税前及後）虧損約為63,000,000.00港元，惟有待截至二零零二年十二月三十一日止財政年度之審核，方可作實。

4. 代價

根據購回建議條款，獲邀請之交付股份將以每股新鴻基股份1.30港元（將以現金支付0.30港元及以債款票據支付1.00港元）之價格（「購回價」）。根據購回建議及不可撤回承諾，按Gold Chopsticks交付及獲新鴻基接納之152,760,720股新鴻基股份計算，預期Gold Chopsticks將於二零零三年三月七日收取代價合共198,588,936.00港元，當中包括現金繳款45,828,216.00港元及債款票據152,760,720.00港元。

債款票據之主要條款如下：—

發行： 債款票據將按每份1.00港元之面值發行。按購回建議以股數上限獲全數接納之基準計算， 325,600,000份總值325,600,000港元之債款票據將予發行。

期限： 債款票據會於二零零八年三月七日到期。債款票據將於二零零八年三月七日自動獲贖回或可由新鴻基選擇在該日期前任何時間內發出一個月書面通知後全部或部份贖回，在此兩種情況下，均按票據當時之尚餘本金之數額加上應計利息以贖回。

利息： 債款票據將由發行日期至二零零八年三月七日（惟不包括該日）止期間按當時尚餘本金之數額以年利率4厘計息，有關利息將於每半年完結時（即六月三十日及十二月三十一日）以港元支付，而第一期利息將於二零零三年六月三十日支付。利息將向下調整至兩位小數點。按債款票據當時尚餘本金之數額計算之最後一期利息（即由二零零八年一月一日至二零零八年三月六日（包括首尾兩日）止期間），將於二零零八年三月七日連同債款票據當時尚餘本金之數額之還款一併支付。

上市地位： 為向債款票據持有人提供流通性，新鴻基之董事會將於購回建議截止後之較後日期，考慮會否將債款票據在聯交所或另一認可證券交易所上市。然而，由於未能於購回建議截止前確定接納購回建議之數目，新鴻基未能確定債款票據能否符合聯交所之上市規定。故此，新鴻基將於購回建議完成後探求將債款票據在聯交所或另一認可證券交

2. 購回建議

新鴻基於二零零二年十一月十二日宣佈，待達成該條件後，新鴻基國際將代表新鴻基提呈有條件購回建議，以購回最多達325,600,000股新鴻基股份，佔新鴻基於最後實際可行日期之已發行股本總額約21.65%。

購回建議將僅須待獨立股東於二零零三年二月十二日舉行之股東特別大會上，批准購回建議及發行債款票據後，方可作實。Gold Chopsticks，為唯一股東就批准購回建議及發行債款票據之決議案於股東特別大會上放棄投票。

3. 所出售資產之詳情

Gold Chopsticks現持有270,535,000股新鴻基股份（佔新鴻基之已發行股本總額約17.99%），按新鴻基股份於二零零二年十一月一日之收市價每股0.80港元計算，市值合共216,428,000.00港元，並向新鴻基作出不可撤回承諾，就Gold Chopsticks現時持有新鴻基之股權交付最少152,760,720股新鴻基股份（佔新鴻基現時之已發行股本約10.16%），按新鴻基股份於二零零二年十一月一日之收市價每股0.80港元計算，市值合共122,208,576.00港元，或額外新鴻基股份數目，以確保其所持新鴻基股權會因購回建議而被降低至不多於9.9%。

根據不可撤回承諾，Gold Chopsticks分別向新鴻基及新鴻基國際承諾（其中包括）：－

(a) 會交付或促使交付以供接納，就其現時之股權不少於152,760,720股新鴻基股份，或根據購回建議之條款之額外新鴻基股份數目，以確保其所持新鴻基之股權百分比，會因購回建議而被降低至不多於9.9%；

(b) 如未能遵守上述承諾，則不可撤回地授權新鴻基（與新鴻基國際達成協定除外）視不可撤回承諾為Gold Chopsticks及／或其代理人交付152,760,720股新鴻基股份，及上述其現有股權所涉及之額外新鴻基股份；

(c) 就其現有股權之270,535,000股新鴻基股份，將於購回建議截止日期辦公時間結束時，維持以相同人士之名義登記，即現時各自所登記者；及

(d) 由作出不可撤回承諾當日起，直至交付股份之最後時間（包括該日）為止，其不會及會促使其或其任何聯繫人（定義見上市規則，不論是直接或間接聯繫人）控制之各公司，不得在未經新鴻基國際書面同意之前收購、出售或轉讓任何新鴻基股份或當中任何權益（除履行其於本公佈所述承諾外）。

China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*
(於百慕達註冊成立之有限公司)

董事會：
莊淑涴女士(主席)
王炳忠拿督
江木賢先生
鄭慕智先生#
譚少華先生#
勞偉安先生#

獨立非執行董事

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM 12
Bermuda

香港之總辦事處及主要營業地點：
香港
灣仔
駱克道333號
中國網絡中心47樓

敬啟者：

須予披露之交易

1. 緒言

於二零零二年十一月十二日，本公司宣佈，本公司之間接全資附屬公司Gold Chopsticks(現持有270,535,000股新鴻基股份，佔新鴻基已發行股本總額約17.99%)已於二零零二年十一月十二日向新鴻基作出不可撤回承諾，為接納購回建議而交付最少152,760,720股新鴻基股份(佔新鴻基現時之已發行股本約10.16%)。根據上市規則，該交易構成本公司之一項須予披露交易。

謹此提述本公司於二零零二年十二月三日及十六日及二零零三年一月六日發表之公佈，於該公佈內，本公司宣佈將延遲寄發本通函，並待新鴻基落實新鴻基有關購回建議之通函之詳情後(預計約於二零零三年一月十六日(星期四)或之前)，才發出本通函。因此，本公司已經向聯交所申請向其股東寄發通函之日期由二零零二年十二月四日(星期三)延至二零零三年一月十六日(星期四)或之前。

* 中文名稱僅供識別

「最後實際可行日期」	指	二零零三年一月十日，即本通函付印前為確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「債款票據」	指	作為部份購回價將發行予接納股東每份面值1.00港元之債款票據，據此，新鴻基向各債款票據持有人將支付相等於債款票據於其到期日之面值之款項（惟須受債款票據之文據之條款所規限）
「股數上限」	指	根據購回建議將予購回之新鴻基股份之股份數目上限，即合共325,600,000股新鴻基股份
「購回建議」	指	新鴻基以交付股份之方式向全體合資格股東提呈購回總數不超過股數上限之股份購回建議
「購回價」	指	每股新鴻基股份1.30港元，即獲邀交付股份時所依據之購回價格
「海外股東」	指	根據股東名冊所示其地址位於香港以外地區之新鴻基股東
「中國」	指	中華人民共和國
「合資格股東」	指	於最後接納時限時（現預期為二零零三年二月二十六日下午四時正）名列股東名冊內之新鴻基股東，不包括除外股東
「股東名冊」	指	新鴻基存置之股東名冊
「購回守則」	指	香港股份購回守則
「披露權益條例」	指	香港法例第396章證券（披露權益）條例
「聯交所」	指	香港聯合交易所有限公司
「新鴻基集團」	指	新鴻基及其附屬公司
「新鴻基國際」	指	新鴻基國際有限公司，新鴻基之間接全資附屬公司，為一間根據證券條例註冊之獲豁免證券交易商及投資顧問，就購回建議出任新鴻基之財務顧問
「新鴻基股東」	指	新鴻基股份持有人
「新鴻基股份」	指	新鴻基股本中每股面值0.20港元之股份
「新鴻基」	指	新鴻基有限公司，於香港註冊成立之有限公司，其證券於聯交所上市
「交付股份」	指	新鴻基根據購回建議，購回合資格股東按購回價交付之新鴻基股份
「美國」	指	美利堅合眾國

釋　義

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「接納股東」	指	透過按購回價交付新鴻基股份而接納購回建議之合資格股東
「董事會」	指	本公司董事會
「本公司」	指	China Online (Bermuda) Limited（中國網絡（百慕達）有限公司）*，一間在百慕達註冊成立之獲豁免有限公司，其股份在聯交所上市
「該條件」	指	須就購回建議達成之條件
「董事」	指	本公司之董事
「股東特別大會」	指	新鴻基擬於二零零三年二月十二日就購回建議而召開之股東特別大會或其任何續會或其順延會議
「除外司法權區」	指	根據購回建議之條款，購回建議乃除外之司法權區，或其法例乃禁止向該司法權區之有關新鴻基股東提出購回建議，或新鴻基需要就此遵守額外規定，而新鴻基董事經考慮該司法權區所涉及之新鴻基股東人數及彼等於新鴻基之股權後，認為（惟須事先獲執行理事同意）該等規定乃屬過於嚴苛或繁重之任何司法權區。就購回建議而言，美國、加拿大及馬來西亞為除外司法權區
「除外股東」	指	於遞交購回建議接納書時或遞交購回建議接納書之最後時限，其於股東名冊內所示地址位於除外司法權區，或於上述時限駐居於除外司法權區之任何海外股東；為免混淆，所有美籍人士（定義見美國證券法）以及居於加拿大及馬來西亞之人士均為除外股東
「執行理事」	指	證券及期貨事務監察委員會企業融資部之執行理事或其任何代表
「Gold Chopsticks」	指	Gold Chopsticks Limited，一間於英屬處女群島註冊成立之有限公司，為本公司之間接全資附屬公司
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣，港元
「香港」	指	中國香港特別行政區
「獨立股東」	指	新鴻基之股東，不包括Gold Chopsticks及根據購回守則可能須放棄投票之任何其他人士
「不可撤回承諾」	指	於二零零二年十一月十二日，Gold Chopsticks向新鴻基及新鴻基國際作出不可撤回承諾，交付最少152,760,720股新鴻基股份
「最後接納時限」	指	購回建議成為無條件後第十四日（預期為二零零三年二月二十六日（星期三））下午四時正或新鴻基在執行理事事先同意下可能決定及公佈之較後時間及日期，即合資格股東就購回建議交回接納書之最後時限

* 中文名稱僅供識別

目　錄

此乃要件　請即處理

閣下如對本通函或應採取之行動有**任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下之全部China Online (Bermuda) Limited（中國網絡（百慕達）有限公司）*之證券，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份之內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

China Online (Bermuda) Limited
（中國網絡（百慕達）有限公司）*
（於百慕達註冊成立之有限公司）

須予披露之交易

* 中文名稱僅供識別

二零零三年一月十六日

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

Interim Report

2002

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

(website: http://www.chinaonline.com.hk)

UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of China Online (Bermuda) Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 together with the comparative figures for the corresponding period in 2001 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" and by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 June	
	Notes	**2002 (Unaudited)**	2001 (Unaudited) (Note 1)
		HK$'000	*HK$'000*
Turnover	3	**636,351**	1,334,878
Cost of sales		**(645,802)**	(1,373,955)
Gross loss		**(9,451)**	(39,077)
Net losses on investments	4	**(79,960)**	(309,629)
Other revenue	5	**5,078**	3,931
Distribution costs		**(7,234)**	(11,000)
Administrative expenses		**(26,533)**	(30,416)
Other operating expenses		**(25,195)**	(12,721)
Loss from operations	6	**(143,295)**	(398,912)
Finance costs	7	**(168)**	(6,438)
Impairment loss recognised in respect of goodwill	8	**(2,250)**	(30,035)
Share of results of associates	9	**(4,169)**	(12,518)
Share of result of a jointly controlled entity		**(93)**	—
Loss before taxation		**(149,975)**	(447,903)
Tax credit (charge)	10	**256**	(33)
Loss before minority interests		**(149,719)**	(447,936)
Minority interests		**304**	4,719
Loss for the period		**(149,415)**	(443,217)
Dividend	11	**—**	46,432
Loss per share	12		
– Basic		**(1.61 HK cents)**	(4.77 HK cents)
– Diluted		**N/A**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 June 2002

	Notes	30.6.2002 (unaudited) HK$'000	31.12.2001 (audited) HK$'000
Non-current assets			
Investment properties	13	**32,880**	32,880
Property and equipment	13	**19,517**	24,768
Interests in associates		**51,463**	54,379
Interest in a jointly controlled entity		**1,951**	2,045
Investments in securities	14	**287,448**	264,984
Other non-current assets		**1,750**	1,755
		395,009	380,811
Current assets			
Inventories		**13,324**	12,911
Investments in securities	14	**881,483**	813,429
Debtors, deposits and prepayments	15	**64,474**	92,097
Bank balances and cash		**54,833**	214,503
		1,014,114	1,132,940
Current liabilities			
Creditors and accrued charges	16	**153,694**	130,395
Customers' deposits and receipts in advance		**23,151**	55,623
Taxation payable		**4,156**	4,141
Bank borrowings	17	**52,533**	—
		233,534	190,159
Net current assets		**780,580**	942,781
Total assets less current liabilities		**1,175,589**	1,323,592
Minority interests		**—**	305
		1,175,589	1,323,287
Capital and reserves			
Share capital	18	**92,865**	92,865
Reserves		**1,082,724**	1,230,422
		1,175,589	1,323,287

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2002

	Share capital HK$'000	Share premium HK$'000	Negative goodwill HK$'000	Goodwill HK$'000	Warrant reserve HK$'000	Asset revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits (deficit) HK$'000	Total HK$'000
At 1 January 2001	92,865	1,135,685	32,883	(31,272)	90,381	(64,337)	1,922	2,609	901,452	2,162,188
Share of reserve of an associate	–	–	–	–	–	–	–	(342)	–	(342)
Revaluation decrease of other investments	–	–	–	–	–	(44,907)	–	–	–	(44,907)
Net losses not recognised in the condensed consolidated income statement	–	–	–	–	–	(44,907)	–	(342)	–	(45,249)
Impairment loss recognised in respect of goodwill	–	–	–	30,035	–	–	–	–	–	30,035
Loss for the period	–	–	–	–	–	–	–	–	(443,217)	(443,217)
Dividend paid	–	–	–	–	–	–	–	–	(46,432)	(46,432)
At 30 June 2001	92,865	1,135,685	32,883	(1,237)	90,381	(109,244)	1,922	2,267	411,803	1,657,325
Share of reserve of an associate	–	–	–	–	–	–	–	(127)	–	(127)
Revaluation decrease of other investments	–	–	–	–	–	(82,725)	–	–	–	(82,725)
Net losses not recognised in the condensed consolidated income statement	–	–	–	–	–	(82,725)	–	(127)	–	(82,852)
Impairment loss recognised in respect of other investments	–	–	–	–	–	22,851	–	–	–	22,851
Loss for the period	–	–	–	–	–	–	–	–	(274,037)	(274,037)
At 31 December 2001	92,865	1,135,685	32,883	(1,237)	90,381	(169,118)	1,922	2,140	137,766	1,323,287
Revaluation increase of other investments not recognised in the condensed consolidated income statement	–	–	–	–	–	1,717	–	–	–	1,717
Loss for the period	–	–	–	–	–	–	–	–	(149,415)	(149,415)
At 30 June 2002	**92,865**	**1,135,685**	**32,883**	**(1,237)**	**90,381**	**(167,401)**	**1,922**	**2,140**	**(11,649)**	**1,175,589**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2002

	Six months ended 30.6.2002 (unaudited) *HK$'000*	(Restated) Six months ended 30.6.2001 (unaudited) *HK$'000*
Net cash (used in) from operating activities	**(196,606)**	334,866
Net cash used in investing activities	**(15,597)**	(72,871)
Net cash from (used in) financing	**51,373**	(265,519)
Net decrease in cash and cash equivalents	**(160,830)**	(3,524)
Cash and cash equivalents at beginning of the period	**214,503**	41,979
Cash and cash equivalents at end of the period	**53,673**	38,455
Analysis of the balance of cash and cash equivalents		
Bank balances and cash	**54,833**	38,839
Bank overdraft	**(1,160)**	(384)
	53,673	38,455

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30 June 2002

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The dividend income received by the Group has been redefined as part of turnover for the year ended 31 December 2001. In addition, the commission expenses, legal and professional fees and other distribution cost items paid by the Group have also been redefined as part of the other operating expenses instead of the administrative expenses and distribution costs for the year ended 31 December 2001. Accordingly, the comparative dividend income, commission expenses, legal and professional fees and other distribution cost items amounting to HK$4,737,000, HK$4,000,000, HK$6,600,000 and HK$690,000 respectively for the six months ended 30 June 2001 have been reclassified.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities.

The accounting policies adopted for the preparation of the interim financial report are consistent with those adopted by the Group in its annual financial statements for the year ended 31 December 2001 except as described below.

In the current period, the Group has adopted, for the first time, the following new or revised SSAPs issued by the HKSA:

SSAP 1 (Revised)	Presentation of financial statements
SSAP 11 (Revised)	Foreign currency translation
SSAP 15 (Revised)	Cash flow statements
SSAP 34	Employee benefits

The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity, but has had no significant effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Foreign currencies

The revisions to SSAP 11 "Foreign currency translation" have eliminated the choice of translating the income statements of overseas operations at the closing rate for the period. They are now required to be translated at an average rate. Accordingly, on consolidation, the assets and liabilities of the Group's operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of. This change in accounting policy has not had any significant effect on the results for the current or prior accounting periods.

3. SEGMENT INFORMATION

The revenue and attributable loss from operations of the Group for the period, analysed by business segments and geographical segments are as follows:

By business segments:

For the six months ended 30 June 2002

	Mobile phone distribution *HK$'000*	Securities trading and investments *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Revenue				
External sales	124,106	505,945	6,300	636,351
Others	747	—	3,247	3,994
	124,853	505,945	9,547	640,345
Segment result	(24,593)	(101,537)	(1,685)	(127,815)
Unallocated other revenue				1,084
Unallocated corporate expenses				(16,564)
Loss from operations				(143,295)

For the six months ended 30 June 2001

	Mobile phone distribution *HK$'000*	Securities trading and investments *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Revenue				
External sales	123,246	1,202,996	8,636	1,334,878
Others	—	—	2,093	2,093
	123,246	1,202,996	10,729	1,336,971
Segment result	(15,413)	(369,741)	(470)	(385,624)
Unallocated other revenue				1,838
Unallocated corporate expenses				(15,126)
Loss from operations				(398,912)

By geographical segments:

The Group's operations are located in Hong Kong and the Mainland China.

The Group's distribution of mobile phones are carried out in Hong Kong and the Mainland China. Securities trading and investments are carried out in Hong Kong.

3. **SEGMENT INFORMATION *(continued)***

By geographical segments: *(continued)*

The following table provides an analysis of the Group's revenue and loss from operations by geographical market:

	Revenue by geographical market Six months ended 30 June		Loss from operations Six months ended 30 June	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**578,946**	1,230,267	**(122,987)**	(389,823)
Mainland China	**61,399**	106,704	**(20,308)**	(9,089)
	640,345	1,336,971	**(143,295)**	(398,912)

4. **NET LOSSES ON INVESTMENTS**

	Six months ended 30 June	
	2002	2001
	HK$'000	*HK$'000*
Gain on disposal of other listed investments	**8,091**	—
Net realised loss on equity linked notes	**—**	(46,688)
Net realised gain/(loss) on derivatives	**14,117**	(13,540)
Net unrealised loss on trading investments	**(76,424)**	(179,278)
Net unrealised loss on derivatives	**(25,744)**	(70,123)
	(79,960)	(309,629)

5. **OTHER REVENUE**

	Six months ended 30 June	
	2002	2001
	HK$'000	*HK$'000*
Gross rental income from investment properties	**3,132**	1,895
Interest income	**1,145**	1,556
Others	**801**	480
	5,078	3,931

6. **LOSS FROM OPERATIONS**

	Six months ended 30 June	
	2002	2001
	HK$'000	*HK$'000*
Loss from operations has been arrived at after charging:		
Depreciation and amortisation	**1,808**	2,040
Loss on disposal of property and equipment	**3,847**	358

7. FINANCE COSTS

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

8. IMPAIRMENT LOSS RECOGNISED IN RESPECT OF GOODWILL

During the six months ended 30 June 2002, the directors have assessed the recoverable amount of the goodwill arising from the acquisition of additional interest in a subsidiary amounting to HK$2,250,000 during the period and identified that goodwill to be impaired since the subsidiary has substained losses for several years. Accordingly, the entire amount has been impaired in the current period.

9. SHARE OF RESULTS OF ASSOCIATES

The share of results of associates for the six months ended 30 June 2002 mainly included the results of Millennium Group Limited ("MGL") up to 31 March 2002 in accordance with the Group's accounting policy. In August 2002, the Group disposed of its entire interest in MGL, for a consideration of HK$37,569,000 at a loss of approximately HK$13,900,000 excluding the further share of results up to 30 June 2002.

10. TAX CREDIT (CHARGE)

	Six months ended 30 June	
	2002	2001
	HK$'000	*HK$'000*
The credit (charge) comprises:		
Share of tax credit (charge) of associates	**256**	(33)

No provision for Hong Kong Profits Tax has been made in the financial statements, as the Group had no assessable profit for both periods.

11. DIVIDEND

	Six months ended 30 June	
	2002	2001
	HK$'000	*HK$'000*
Final dividend paid in respect of the year ended 31 December 2001: Nil (2000: 0.5 HK cent per ordinary share)	**—**	46,432

The directors do not recommend the payment of an interim dividend for both periods.

12. LOSS PER SHARE

The calculation of the basic loss per share is based on the loss for the period of HK$149,415,000 (2001: HK$443,217,000) and on 9,286,462,340 (2001: weighted average of 9,286,461,803) ordinary shares in issue during the period.

Diluted loss per share is not presented as the exercise price of the Company's outstanding warrants was higher than the average market price for shares for both periods.

13. INVESTMENT PROPERTIES AND PROPERTY AND EQUIPMENT

The directors consider that the values of the investment properties and leasehold land and buildings as at 30 June 2002 would not be materially different from the professional valuation made as at 31 December 2001 and, accordingly, no revaluation surplus or deficit has been recognised in the current period.

14. INVESTMENTS IN SECURITIES

	Trading investments		**Other investments**		**Total**	
	30.6.2002	31.12.2001	**30.6.2002**	31.12.2001	**30.6.2002**	31.12.2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Equity securities:						
– listed in Hong Kong	**729,832**	665,685	**304,928**	285,409	**1,034,760**	951,094
– unlisted	**134,171**	127,319	**—**	—	**134,171**	127,319
	864,003	793,004	**304,928**	285,409	**1,168,931**	1,078,413
Market value of listed securities	**729,832**	665,685	**304,928**	285,409	**1,034,760**	951,094
Carrying amount analysed for reporting purposes as:						
– Non-current	**—**	—	**287,448**	264,984	**287,448**	264,984
– Current	**864,003**	793,004	**17,480**	20,425	**881,483**	813,429
	864,003	793,004	**304,928**	285,409	**1,168,931**	1,078,413

15. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30 – 90 days to its trade debtors.

	30.6.2002	31.12.2001
	HK$'000	*HK$'000*
An aged analysis of trade debtors is as follows:		
Within 90 days	**39,557**	18,397
91 – 180 days	**51**	132
181 – 360 days	**287**	434
Over 360 days	**33**	684
	39,928	19,647
Other debtors, deposits and prepayments	**12,078**	26,726
Net premium paid for derivatives	**12,468**	45,724
	64,474	92,097

16. CREDITORS AND ACCRUED CHARGES

An aged analysis of trade creditors is as follows:

	30.6.2002 *HK$'000*	31.12.2001 *HK$'000*
Within 90 days	**31,322**	8,071
91 – 180 days	**162**	37
181 – 360 days	**704**	501
Over 360 days	**8,111**	8,928
	40,299	17,537
Other creditors and accrued charges	**113,395**	112,858
	153,694	130,395

17. BANK BORROWINGS

	30.6.2002 *HK$'000*	31.12.2001 *HK$'000*
Bank overdraft	**1,160**	—
Short term bank loans – secured	**51,373**	—
	52,533	—

18. SHARE CAPITAL

	Number of shares	**Amount** *HK$'000*
Ordinary shares of HK$0.01 each		
Authorised:		
At 30 June 2002 and 31 December 2001	30,000,000,000	300,000
Issued and fully paid:		
At 30 June 2002 and 31 December 2001	9,286,462,340	92,865

19. LITIGATION

Save and except for the matters specified in the last annual report for the year ended 31 December 2001, the Group has no significant litigation or claims outstanding as at 30 June 2002.

20. PLEDGE OF ASSETS

At 30 June 2002, investment securities with carrying values of HK$398,002,000 (31 December 2001: HK$218,368,000) were pledged to banks to secure banking facilities granted to the Group.

21. RELATED PARTY TRANSACTION

During the six months ended 30 June 2002, the Group paid a reimbursement of expenses of HK$3,000,000 to China Sci-Tech Holdings Limited ("CST"), a then substantial shareholder of the Company. The reimbursement was based on the actual costs incurred by CST.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the six months ended 30 June 2002 (2001: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

Turnover of the Group for the first six months ended 30 June 2002 was HK$636,351,000 representing approximately a 52.3% decrease as compared to that of the corresponding period in year 2001. Loss for the period was HK$149,415,000 as compared with a net loss of HK$443,217,000 recorded for the corresponding period in year 2001.

REVIEW OF OPERATIONS

The Group's mobile handset distribution business in Hong Kong continued to be adversely affected by the poor consumer market condition resulting mainly from the rising unemployment rate and adverse economic environment. During the period under review, Star Telecom Limited, the Group's mobile handset distribution arm in Hong Kong, has focused on its core product lines including mobile handset, DECT series and LCD computer monitor and has expanded its distribution coverage by cooperation with a major department store group in Hong Kong.

Of the Group's operations in the People's Republic of China (the "PRC"), 上海星際通電子通訊產品連鎖銷售有限公司 (Shanghai Tristar Telecom Co., Ltd.), the mobile handset distribution arm in the PRC, has completed the restructuring program which included the closure of non-performing retail outlets and is re-organizing its mobile handset and accessories distribution business. 上海得信佳通信設備有限公司 (Shanghai Tricom Telecom Equipment Co., Ltd.), the Group's intelligent building system integration operation, has been operating in a highly competitive market environment with tight profit margin. The Group has embarked on a cost cutting program for both operations with a view to minimizing the loss and maintaining the competitiveness in the PRC market.

During the period under review, the Group's portfolio of financial instruments for investment was under-performed due to the sluggish pace of recovery of the U.S. and local economy, the deteriorating investment environment and the series of major corporate scandals in the U.S. that all adversely affecting the confidence of investors globally which, in turn, affects the stock market condition tremendously.

As at 30 June 2002, the Group has invested for strategic investment of 269,093,000 shares of Sun Hung Kai & Co. Limited ("SHK & Co") representing approximately 17.9% in the issued share capital of SHK & Co. For SHK & Co, it has recorded a turnover of HK$288,556,000 and profit attributable to shareholders of HK$103,608,000 for the six months ended 30 June 2002.

LIQUIDITY AND FINANCING

As at 30 June 2002, the Group's non-current assets comprised mainly of investment properties of HK$33 million, property and equipment of HK$20 million, interests in associates of HK$51 million, long term investments of HK$287 million. These non-current assets were principally financed by shareholders' funds. As at 30 June 2002, the Group has net current assets of HK$781 million.

All of the Group's borrowings are arranged on short term basis and repayable within 1 year. As at 30 June 2002, the Group's borrowings amounted to HK$53 million versus no borrowing recorded as at 31 December 2001.

As at 30 June 2002, the Group continued to maintain an insignificant gearing ratio, calculated on the basis of the Group's net borrowing (after deducting cash and bank balances) over shareholders' funds.

The Group has little foreign exchange exposure and the majority of the borrowings were denominated in Hong Kong Dollars.

CHARGE ON GROUP ASSETS

As at 30 June 2002, investment securities with carrying values of HK$398,002,000 (31 December 2001: HK$218,368,000) were pledged to banks to secure banking facilities granted to the Group.

CONTINGENT LIABILITY

There was no material change in the contingent liabilities of the Group as compared to the position disclosed in the last annual report for the year ended 31 December 2001 except for the following:

The Company has given guarantees to banks in respect of general facilities granted to a subsidiary. The extent of facility utilized by the subsidiary at 30 June 2002 amounted to HK$51,373,000 (31 December 2001: Nil).

EMPLOYEES

The Group, including its subsidiaries but excluding associates, employed approximately 116 employees as at 30 June 2002 (31 December 2001: 311). The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system.

PROSPECTS

Subsequent to 30 June 2002, the Group has realized its entire long-term investment in Millennium Group Limited ("MGL") for a total consideration of HK$37,569,000. The realization was completed on 21 August 2002 and the estimated loss on realization amounted to HK$13,904,000. Having considered (i) the consequential dilution of the Group's shareholdings in MGL from approximately 22.6% to 18.9% due to the placement of new MGL shares as announced by MGL on 8 August 2002 and (ii) the fact that the Group has no control over this investment as it has no board representation in MGL, the Group decided to unwind this long-term investment. Proceed of the realization will be used for the Group's general working capital.

The business outlook of the rest of the year 2002 depends critically on market sentiments, both domestically & globally. The Group will continue to control its cost and cautiously seek for investment opportunity with good cashflow and capital appreciation potential.

DIRECTORS' INTERESTS IN EQUITY OR DEBT SECURITIES

As at 30 June 2002, none of the directors of the Company or their associates had any personal, family, corporate or other interest in the equity or debt securities of the Company or any of its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) which are required, pursuant to Section 29 of the SDI Ordinance, to be recorded in the register maintained by the Company (the "Register").

According to the Register, up to the date of this Report, China Spirit Limited ("China Spirit"), in which Ms. Chong Sok Un ("Ms. Chong") – the Chairman of the Company maintains a beneficial interest of 80%, completed the purchase of the entire issued share capital of Vigor (as defined in the section – Substantial Shareholders), which held 2,631,200,000 shares in the Company *(Note#)* and 1,164,132,547 warrants of the Company, from CST (as defined in the section – Substantial Shareholders) on 23 August 2002. Therefore, Ms. Chong was deemed by the SDI Ordinance to have a corporate interest in 2,631,200,000 shares and 1,164,132,547 warrants of the Company.

Note#: During the period from 1 July 2002 to 22 August 2002, Vigor disposed of a total of 118,800,000 shares in the Company and therefore, held a total of 2,631,200,000 shares in the Company on 23 August 2002.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate. In addition, none of the directors of the Company, their spouses or their children under the age of 18, had any right to subscribe for the securities of the Company.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2002, the following interests of 10% or more of the share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance (the "Register of Interests"):

Name	Number of shares held	%
China Sci-Tech Holdings Limited ("CST") *(Note)*	2,750,000,000	29.61
Vigor Online Offshore Limited ("Vigor")	2,750,000,000	29.61

Note: Vigor was a wholly-owned subsidiary of CST as at 30 June 2002. Accordingly, CST was deemed by the SDI Ordinance to be interested in 2,750,000,000 shares.

Save as disclosed above, no person had registered an interest in the share capital of the Company as at 30 June 2002 that was required to be recorded pursuant to Section 16(1) of the SDI Ordinance.

According to the Register of Interests, up to the date of this Report, CST completed the sale of the entire issued share capital of Vigor to China Spirit on 23 August 2002. CST has then ceased to be deemed by the SDI Ordinance to have any interest in the Company. Ms. Chong and China Spirit were then deemed by the SDI Ordinance to be interested in 2,631,200,000 shares in the Company *(Note# on page 13)*.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of any listed securities of the Company during the period.

CODE OF BEST PRACTICE

The Company had compiled throughout the six months ended 30 June 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 25 September 2002

董事購入股份或債券之權利

於期內任何時間，本公司或其任何附屬公司概無訂立任何安排，令本公司董事可藉購入本公司或任何其他法人團體之股份或債券而獲益。此外，本公司各董事或彼等之配偶或未滿18歲之子女概無享有任何認購本公司證券之權利。

主要股東

於二零零二年六月三十日，本公司根據披露權益條例第16(1)條須存置之權益登記冊（「權益登記冊」）所述，下列公司在本公司股本中擁有10%或以上權益：

名稱	所持股份數目	%
China Sci-Tech Holdings Limited 中國科技集團有限公司*（「中國科技」）*(附註)*	2,750,000,000	29.61
Vigor Online Offshore Limited（「Vigor」）	2,750,000,000	29.61

附註： 於二零零二年六月三十日，Vigor為中國科技之全資附屬公司。因此，根據披露權益條例，中國科技被視為擁有2,750,000,000股股份之權益。

除上文所披露者外，於二零零二年六月三十日，並無任何人士登記擁有本公司之股本權益，而此等權益根據披露權益條例第16(1)條必須予以記錄。

根據權益登記冊，截至本報告日期止，中國科技於二零零二年八月二十三日完成出售Vigor的全部已發行股本予China Spirit。因此，根據披露權益條例，中國科技不再被視為擁有本公司之任何權益，而莊女士及China Spirit則根據披露權益條例被視為擁有本公司2,631,200,000股股份之權益（*第十三頁附註#*）。

購買、出售及贖回上市證券

本公司或其任何附屬公司於期內概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

本公司於截至二零零二年六月三十日止六個月內，已遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則之規定。

承董事會命
主席
莊淑涴

香港，二零零二年九月二十五日

* *中文名稱僅供識別*

僱員

於二零零二年六月三十日，本集團(包括其附屬公司，但不包括其聯營公司)僱用約116名僱員(二零零一年十二月三十一日：311名)。本集團確保其僱員之薪酬水平與市場水平相若，且在本集團之薪金及獎金制度之整體規劃下，因應僱員表現進行評賞。

展望

於二零零二年六月三十日後，本集團將其於豐泰集團國際有限公司(「豐泰集團」)之全部長期投資變現，總代價為37,569,000港元。有關變現已於二零零二年八月二十一日完成，變現之估計虧損為13,904,000港元。經考慮以下原因：(i)豐泰集團於二零零二年八月八日公佈配售新豐泰集團股份，導致本集團於豐泰集團之股權從約佔22.6%攤薄至18.9%及(ii)由於本集團於豐泰集團並無董事會代表，因此對是項投資並無控制，本集團遂決定變現是項長期投資。變現所得款項將用作本集團之一般營運資金。

二零零二年度餘下時間之業務極之倚賴本地及全球市場氣氛。本集團將繼續控制成本，審慎地尋找具備良好現金流量及資本增值潛力之投資機會。

董事於股本或債務證券之權益

於二零零二年六月三十日，本公司各董事或彼等之聯繫人士在本公司或其任何聯繫公司(定義見證券(披露權益)條例(「披露權益條例」))之股本或債務證券中，概無擁有根據披露權益條例第29條須記入本公司所存置之登記冊(「登記冊」)之任何個人、家族、公司或其他權益。

根據登記冊，截至本報告日期止，China Spirit Limited (「China Spirit」一本公司主席莊淑涴女士(「莊女士」)擁有該公司80%實質權益)，於二零零二年八月二十三日完成向中國科技(定義見主要股東部份)收購Vigor(定義見主要股東部份，該公司持有本公司2,631,200,000股股份*(附註#)*及1,164,132,547份認股權證)的全部已發行股本。因此，根據披露權益條例，莊女士被視為擁有本公司2,631,200,000股股份和1,164,132,547份認股權證之公司權益。

附註#：於二零零二年七月一日至二零零二年八月二十二日期間，Vigor出售總數為118,800,000股本公司股份，因此，於二零零二年八月二十三日，Vigor持有總數為2,631,200,000股本公司股份。

回顧期內，鑑於美國及本地經濟復甦步伐緩慢，投資環境惡劣，加上美國連串大型企業醜聞，上述各項均衝擊着全球投資者信心，股票市況亦深受影響，本集團之金融工具投資組合表現因而未如理想。

於二零零二年六月三十日，本集團策略性投資269,093,000股新鴻基有限公司(「新鴻基」)之股份，約佔新鴻基已發行股本17.9%。於截至二零零二年六月三十日止六個月，新鴻基錄得營業額288,556,000港元，股東應佔溢利103,608,000港元。

流動資金及融資

於二零零二年六月三十日，本集團之非流動資產主要包括33,000,000港元之投資物業，20,000,000港元之物業及設備，於聯營公司之權益51,000,000港元，及287,000,000港元之長期投資。此等非流動資產主要由股東資金融資。於二零零二年六月三十日，本集團之流動資產淨值為781,000,000港元。

本集團所有借貸均以短期形式安排，並須於一年內償還。於二零零二年六月三十日，本集團之借貸為53,000,000港元，相對於二零零一年十二月三十一日止年度並無任何借貸。

於二零零二年六月三十日，本集團繼續維持一個偏低之負債比率，按本集團借貸淨額(扣除現金及銀行結餘)相對股東資金之比例計算。

本集團只承受輕微之外匯風險，而主要借貸均以港元為單位。

集團資產抵押

於二零零二年六月三十日，本集團以名下賬面值合共398,002,000港元(二零零一年十二月三十一日：218,368,000港元)之投資證券，作為取得銀行融資之抵押。

或然負債

與截至二零零一年十二月三十一日止年度上期年報所披露之情況比較，除以下項目外，本集團之或然負債並無重大變動：

本公司就給予一間附屬公司之一般信貸向往來銀行作出多項擔保。於二零零二年六月三十日該附屬公司已動用之信貸額為51,373,000港元(二零零一年十二月三十一日：無)。

20. 資產抵押

於二零零二年六月三十日，本集團以名下賬面值合共 398,002,000 港元（二零零一年十二月三十一日： 218,368,000 港元）之投資證券，作為取得銀行融資之抵押。

21. 關連各方交易

於截至二零零二年六月三十日止六個月內，本集團已向 China Sci-Tech Holdings Limited 中國科技集團有限公司 *（「中國科技」，本公司之前主要股東）償付費用 3,000,000 港元。償付金額以中國科技之實際支出為依據。

中期股息

董事不建議派發截至二零零二年六月三十日止六個月之中期股息（二零零一年：無）。

管理層討論及分析

財務業績

本集團截至二零零二年六月三十日止首六個月期間之營業額為636,351,000港元，較二零零一年同期減少約52.3%。期內之虧損為149,415,000港元，相對於二零零一年同期錄得之虧損淨額為443,217,000港元。

業務回顧

鑑於失業率持續攀升及經濟不景，導致消費市場疲弱，本集團在香港之流動電話分銷業務繼續遭受不利影響。回顧期內，本集團於香港之流動電話分銷部門星光電訊有限公司專注於核心產品系列，包括流動電話、數碼室內無線電話系列及液晶顯示電腦屏幕，並與香港一主要百貨公司集團合作，以擴大其分銷網絡。

至於本集團在中華人民共和國（「中國」）之業務，在中國之流動電話分銷部門，上海星際通電子通訊產品連鎖銷售有限公司已完成重組計劃，其中包括結束及關閉一些無利可圖之零售店，以及正重整其流動電話及配件之分銷業務。上海得信佳通信設備有限公司於本集團之智能大廈系統集成業務正於競爭劇烈之市況下經營，毛利因而更見微薄。本集團為盡量減低虧損，及維持在中國市場上之競爭力，對上述兩項業務已實施成本減省計劃。

* *中文名稱僅供識別*

16. **應付賬項及應計費用**

以下為應付貿易賬項之賬齡分析：

	二零零二年 六月三十日 *千港元*	二零零一年 十二月三十一日 *千港元*
90日內	**31,322**	8,071
91-180日	**162**	37
181-360日	**704**	501
360日以上	**8,111**	8,928
	40,299	17,537
其他應付賬項及應計費用	**113,395**	112,858
	153,694	130,395

17. **銀行借貸**

	二零零二年 六月三十日 *千港元*	二零零一年 十二月三十一日 *千港元*
銀行透支	**1,160**	—
短期銀行貸款－有抵押	**51,373**	—
	52,533	—

18. **股本**

	股份數目	**面值** *千港元*
每股面值0.01港元之普通股		
法定： 於二零零二年六月三十日及 二零零一年十二月三十一日	30,000,000,000	300,000
已發行及繳足股款： 於二零零二年六月三十日及 二零零一年十二月三十一日	9,286,462,340	92,865

19. **訴訟**

除於去年截至二零零一年十二月三十一日止年度之年報內所列載之事項外，於二零零二年六月三十日本集團概無涉及任何重大訴訟或索償。

13. 投資物業及物業及設備

董事考慮到於二零零二年六月三十日投資物業及租賃土地及樓宇的價值相對於二零零一年十二月三十一日之專業物業估值並沒有重大差別。因此，本期間並沒有已確認之重估盈餘或虧絀。

14. 證券投資

	供買賣投資		其他投資		總額	
	二零零二年六月三十日 千港元	二零零一年十二月三十一日 千港元	二零零二年六月三十日 千港元	二零零一年十二月三十一日 千港元	二零零二年六月三十日 千港元	二零零一年十二月三十一日 千港元
股本證券：						
一在香港上市	**729,832**	665,685	**304,928**	285,409	**1,034,760**	951,094
一非上市	**134,171**	127,319	**—**	—	**134,171**	127,319
	864,003	793,004	**304,928**	285,409	**1,168,931**	1,078,413
上市證券之市值	**729,832**	665,685	**304,928**	285,409	**1,034,760**	951,094
就申報而分析之賬面值：						
一非流動	**—**	—	**287,448**	264,984	**287,448**	264,984
一流動	**864,003**	793,004	**17,480**	20,425	**881,483**	813,429
	864,003	793,004	**304,928**	285,409	**1,168,931**	1,078,413

15. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。

	二零零二年六月三十日 千港元	二零零一年十二月三十一日 千港元
以下為應收貿易賬項之賬齡分析：		
90日內	**39,557**	18,397
91-180日	**51**	132
181-360日	**287**	434
360日以上	**33**	684
	39,928	19,647
其他應收賬項、按金及預付款項	**12,078**	26,726
衍生工具之已付溢價淨額	**12,468**	45,724
	64,474	92,097

7. 融資成本

融資成本是指須於五年內全數償還之銀行及其他借貸利息。

8. 商譽之已確認減值虧損

於截至二零零二年六月三十日止六個月，董事已評估於本期內從收購一間附屬公司額外權益而產生的2,250,000港元商譽之可收回金額及確定此商譽因此間附屬公司過往數年維持虧損而減值。因此，在本期內該商譽之賬面值已全數減值。

9. 應佔聯營公司之業績

截至二零零二年六月三十日止應佔聯營公司之業績，按照本集團之會計政策，主要包括豐泰集團國際有限公司（「豐泰集團」）截至二零零二年三月三十一日止之業績。於二零零二年八月，本集團將其於豐泰集團之權益全部出售，總售價為37,569,000港元，出售之虧損約為13,900,000港元，惟此並不包括截至二零零二年六月三十日止應多佔之業績。

10. 稅項撥回（支出）

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
稅項撥回（支出）包括：		
應佔聯營公司之稅項撥回（支出）	**256**	(33)

由於本集團於期內及上期並無任何應課稅溢利，故並無在財務報表上就香港利得稅作出撥備。

11. 股息

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
截至二零零一年十二月三十一日止年度已付之末期股息：無（二零零零年：每股普通股0.5港仙）	—	46,432

董事不建議派發期內及上期之中期股息。

12. 每股虧損

每股基本虧損之計算乃按期內之虧損149,415,000港元（二零零一年：443,217,000港元）及期內已發行普通股9,286,462,340股（二零零一年之加權平均數：9,286,461,803股）而計算。

由於行使本公司尚未行使之認股權證之行使價高於股份於本期間及上期之平均市價，故無呈報每股攤薄虧損。

3. 分項資料(續)

按市場地區:(續)

以下列表提供本集團按市場地區之收入及經營業務虧損之分析:

	按市場地區之收入 截至六月三十日止六個月 二零零二年 千港元	 二零零一年 千港元	經營業務虧損 截至六月三十日止六個月 二零零二年 千港元	 二零零一年 千港元
香港	**578,946**	1,230,267	**(122,987)**	(389,823)
中國內地	**61,399**	106,704	**(20,308)**	(9,089)
	640,345	1,336,971	**(143,295)**	(398,912)

4. 投資之虧損淨額

	截至六月三十日止六個月 二零零二年 千港元	 二零零一年 千港元
出售其他上市投資之收益	**8,091**	—
高息票據之已變現虧損淨額	**—**	(46,688)
衍生工具之已變現收益/(虧損)淨額	**14,117**	(13,540)
供買賣投資未變現虧損淨額	**(76,424)**	(179,278)
衍生工具之未變現虧損淨額	**(25,744)**	(70,123)
	(79,960)	(309,629)

5. 其他收入

	截至六月三十日止六個月 二零零二年 千港元	 二零零一年 千港元
投資物業之租金收入毛額	**3,132**	1,895
利息收入	**1,145**	1,556
其他	**801**	480
	5,078	3,931

6. 經營業務虧損

	截至六月三十日止六個月 二零零二年 千港元	 二零零一年 千港元
經營業務虧損已扣除:		
折舊及攤銷	**1,808**	2,040
處置物業及設備之虧損	**3,847**	358

3. **分項資料**

以下為本集團於期內按主要業務及市場地區劃分之收入及經營業務虧損分析：

按主要業務：

截至二零零二年六月三十日止六個月

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
收入				
對外銷售	**124,106**	**505,945**	**6,300**	**636,351**
其他	**747**	**—**	**3,247**	**3,994**
	124,853	**505,945**	**9,547**	**640,345**
分項業績	**(24,593)**	**(101,537)**	**(1,685)**	**(127,815)**
未分攤之其他收入				**1,084**
未分攤之公司支出				**(16,564)**
經營業務虧損				**(143,295)**

截至二零零一年六月三十日止六個月

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
收入				
對外銷售	123,246	1,202,996	8,636	1,334,878
其他	—	—	2,093	2,093
	123,246	1,202,996	10,729	1,336,971
分項業績	(15,413)	(369,741)	(470)	(385,624)
未分攤之其他收入				1,838
未分攤之公司支出				(15,126)
經營業務虧損				(398,912)

按市場地區：

本集團之經營業務分佈於香港及中國內地。

本集團之流動電話分銷在香港及中國內地進行，而證券買賣及投資則在香港進行。

簡明財務報表附註

截至二零零二年六月三十日止六個月

1. **編製基準**

簡明財務報表乃按照香港會計師公會（「香港會計師公會」）所頒佈之會計實務準則（「會計準則」）第25號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄16而編製。

本集團於截至二零零一年十二月三十一日收取之股息收入已重新定義為營業額之部份。另外，本集團於截至二零零一年十二月三十一日支付之佣金支出、法律及專業費用及其他分銷成本已由行政支出及分銷成本重新定義為其他經營支出。故此，於截至二零零一年六月三十日止六個月用作比較之股息收入、佣金支出、法律及專業費用及其他分銷成本，金額分別為4,737,000港元、4,000,000港元、6,600,000港元及690,000港元已重新分類。

2. **主要會計政策**

簡明財務報表乃按歷史成本慣例而編製，並就若干物業及證券投資之重估值作出修訂。

編製此中期財務報告所採用之會計政策，除以下所記述外，與編製二零零一年十二月三十一日止年度之全年財務報表相同。

於本期間，本集團為第一次採用香港會計師公會所頒佈之以下新訂立或經修訂之會計準則：

會計準則第1號（經修訂）	財務報表之呈報
會計準則第11號（經修訂）	外幣折算
會計準則第15號（經修訂）	現金流量表
會計準則第34號	僱員福利

採納上述會計準則導致現金流量表及資本及儲備變動表之呈報格式改變，惟對本期或往期會計期間之業績並無構成任何重大影響。故此，毋須作出前期調整。

外幣

經修訂會計準則第11號「外幣折算」剔除期內按收市滙價折算海外業務收益表之選擇，現在需要按平均滙價折算。故此，於綜合賬目時，本集團業務之資產及負債乃按結算日之滙價予以折算。期內之收益及開支項目乃按平均滙價予以折算。因此而產生之滙兌差額（如有）均被列作資本儲備，並撥往本集團之滙兌儲備內。該等滙兌差額於出售業務時，確認為期內收益或開支。是項會計政策變動對本期或往期會計期間之業績並無構成任何重大影響。

簡明綜合現金流量表
截至二零零二年六月三十日止六個月

	截至二零零二年六月三十日止六個月（未經審核）千港元	（已重列）截至二零零一年六月三十日止六個月（未經審核）千港元
經營業務之現金（流出）流入淨額	**(196,606)**	334,866
投資業務之現金流出淨額	**(15,597)**	(72,871)
融資之現金流入（流出）淨額	**51,373**	(265,519)
現金及現金等值減少淨額	**(160,830)**	(3,524)
期初之現金及現金等值	**214,503**	41,979
期終之現金及現金等值	**53,673**	38,455
現金結餘及現金等值之分析		
銀行結餘及現金	**54,833**	38,839
銀行透支	**(1,160)**	(384)
	53,673	38,455

簡明綜合資本及儲備變動表

截至二零零二年六月三十日止六個月

	股本 千港元	股份溢價 千港元	負值商譽 千港元	商譽 千港元	認股權證儲備 千港元	資產重估儲備 千港元	資本贖回儲備 千港元	滙兑儲備 千港元	保留溢利（累積虧損） 千港元	總額 千港元
於二零零一年一月一日	92,865	1,135,685	32,883	(31,272)	90,381	(64,337)	1,922	2,609	901,452	2,162,188
應佔一間聯營公司之儲備	–	–	–	–	–	–	–	(342)	–	(342)
其他投資重估減值	–	–	–	–	–	(44,907)	–	–	–	(44,907)
簡明綜合收益表內未確認之虧損淨額	–	–	–	–	–	(44,907)	–	(342)	–	(45,249)
商譽之已確認減值虧損	–	–	–	30,035	–	–	–	–	–	30,035
期內虧損	–	–	–	–	–	–	–	–	(443,217)	(443,217)
已付股息	–	–	–	–	–	–	–	–	(46,432)	(46,432)
於二零零一年六月三十日	92,865	1,135,685	32,883	(1,237)	90,381	(109,244)	1,922	2,267	411,803	1,657,325
應佔一間聯營公司之儲備	–	–	–	–	–	–	–	(127)	–	(127)
其他投資重估減值	–	–	–	–	–	(82,725)	–	–	–	(82,725)
簡明綜合收益表內未確認之虧損淨額	–	–	–	–	–	(82,725)	–	(127)	–	(82,852)
其他投資已確認減值虧損	–	–	–	–	–	22,851	–	–	–	22,851
期內虧損	–	–	–	–	–	–	–	–	(274,037)	(274,037)
於二零零一年十二月三十一日	92,865	1,135,685	32,883	(1,237)	90,381	(169,118)	1,922	2,140	137,766	1,323,287
簡明綜合收益表內未確認之其他投資重估增值	–	–	–	–	–	1,717	–	–	–	1,717
期內虧損	–	–	–	–	–	–	–	–	(149,415)	(149,415)
於二零零二年六月三十日	**92,865**	**1,135,685**	**32,883**	**(1,237)**	**90,381**	**(167,401)**	**1,922**	**2,140**	**(11,649)**	**1,175,589**

簡明綜合資產負債表

於二零零二年六月三十日

	附註	二零零二年六月三十日（未經審核）千港元	二零零一年十二月三十一日（已審核）千港元
非流動資產			
投資物業	13	**32,880**	32,880
物業及設備	13	**19,517**	24,768
於聯營公司之權益		**51,463**	54,379
於一間共同控制實體之權益		**1,951**	2,045
證券投資	14	**287,448**	264,984
其他非流動資產		**1,750**	1,755
		395,009	380,811
流動資產			
存貨		**13,324**	12,911
證券投資	14	**881,483**	813,429
應收賬項、按金及預付款項	15	**64,474**	92,097
銀行結餘及現金		**54,833**	214,503
		1,014,114	1,132,940
流動負債			
應付賬項及應計費用	16	**153,694**	130,395
客戶訂金及預收款項		**23,151**	55,623
應付稅項		**4,156**	4,141
銀行借貸	17	**52,533**	—
		233,534	190,159
流動資產淨值		**780,580**	942,781
總資產減流動負債		**1,175,589**	1,323,592
少數股東權益		**—**	305
		1,175,589	1,323,287
資本及儲備			
股本	18	**92,865**	92,865
儲備		**1,082,724**	1,230,422
		1,175,589	1,323,287

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本集團未經審核之業績

中國網絡(百慕達)有限公司(「本公司」)之董事會(「董事」)謹此公佈，本公司及其附屬公司(「本集團」)截至二零零二年六月三十日止六個月之未經審核綜合業績，連同二零零一年度同期之比較數字如下。綜合中期財務報表並未經審核，但已經本公司之核數師德勤•關黃陳方會計師行按照香港審計準則第700號「審查中期財務報告之約定」作出審查，及經本公司之審核委員會審查。

簡明綜合收益表

		截至六月三十日止六個月	
		二零零二年	二零零一年
		(未經審核)	(未經審核)
	附註		(附註1)
		千港元	千港元
營業額	3	**636,351**	1,334,878
銷售成本		**(645,802)**	(1,373,955)
毛虧損		**(9,451)**	(39,077)
投資之虧損淨額	4	**(79,960)**	(309,629)
其他收入	5	**5,078**	3,931
分銷成本		**(7,234)**	(11,000)
行政支出		**(26,533)**	(30,416)
其他經營支出		**(25,195)**	(12,721)
經營業務虧損	6	**(143,295)**	(398,912)
融資成本	7	**(168)**	(6,438)
商譽之已確認減值虧損	8	**(2,250)**	(30,035)
應佔聯營公司之業績	9	**(4,169)**	(12,518)
應佔一間共同控制實體之業績		**(93)**	—
除税前虧損		**(149,975)**	(447,903)
税項撥回(支出)	10	**256**	(33)
未計少數股東權益前虧損		**(149,719)**	(447,936)
少數股東權益		**304**	4,719
期內虧損		**(149,415)**	(443,217)
股息	11	**—**	46,432
每股虧損	12		
－基本		**(1.61 港仙)**	(4.77 港仙)
－攤薄		不適用	不適用

* *中文名稱僅供識別*

China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)

(於百慕達註冊成立之有限公司)

2002

中期報告